MSA
*The Safety Company*


MSA
MSA UEBSS

# TECHNOLOGY & TRUST

*Annual Report 2025*

# OUR MISSION

That men and women may work in safety and that they, their families and their communities may live in health throughout the world.

# OUR VISION

To be the world's leading provider of safety solutions that protect workers when life is on the line. We pursue this vision with an unsurpassed commitment to integrity, customer service and product innovation that creates exceptional value for all MSA stakeholders.

## Business of MSA Safety

MSA Safety is the global leader in advanced safety products, technologies and solutions that help protect people and facility infrastructures throughout the world. MSA's primary products include firefighter safety gear, including self-contained breathing apparatus, protective apparel and helmets; detection, including fixed gas and flame detection systems and portable gas detection instruments; and industrial personal protective equipment, including head protection and fall protection devices.

MSA's technologies are used globally across a broad range of diverse end markets, such as the fire service, energy, utilities, construction, industrial manufacturing, and applications associated with heating, ventilation, air conditioning and refrigeration.

MSA is headquartered in Cranberry Township, Pennsylvania, with operations employing approximately 5,300 associates throughout the world. A listed company, MSA's stock is traded on the New York Stock Exchange under the symbol MSA.

## About the Cover



Each year, MSA Safety products and solutions help protect more than 40 million workers* around the globe. The trust our customers place in MSA is what drives us to do our best: to leverage technology and use it to envision, design and manufacture the world's most advanced safety products and solutions that help keep workers and workplaces safe. That trust is also a powerful driver of performance. It challenges us to continuously invest in innovation, operational excellence and disciplined growth. In doing this, we create value not only for our customers, but for all MSA stakeholders.

*This metric is an estimate of the average number of workers MSA Safety's products and solutions help to protect each year. As of December 31, 2025, "40 million workers" is an estimate based on internal data, third-party and internal market research, product expert opinions and certain assumptions, and is subject to change.

## Net Sales

### BY SEGMENT



$1.9B

33%

67%

● Americas
● International

### BY PRODUCT CATEGORY




$1.9B

25%

34%

41%

● Detection
● Fire Service
● Industrial PPE and Other

# 2025 FINANCIAL HIGHLIGHTS

## KEY FINANCIAL METRICS

***Net Sales***

**$1.9B**

+1% organic growth

**NET SALES BY PRODUCT CATEGORY***

| Detection | Fire Service | Industrial PPE and Other |
|---|---|---|
| $763M | $648M | $464M |

***Gross Margin***

**46.5%**

***Adjusted Operating Income***

**$415M**

Adjusted Operating Margin: **22.1%**

***Adjusted EPS***

**$7.93**

## COMMITMENT TO INNOVATION

**KEY METRICS**

***R&D Investment****

**4.3%**

of net sales

***Sales Vitality***

**37%**

of sales from products developed and launched over the past 5 years



*ALTAIR io® 4 Gas Detection Wearable*



*Globe® G-XTREME® PRO Jacket*


MSA
Bacharach Multi-Zone

*Multi-Zone Refrigerant Gas Monitor*

## CONSISTENT & GROWING DIVIDEND

**$82M** dividends paid to shareholders

**55** consecutive years of dividend increases

**$80M** repurchases of common stock


$1.75
$1.82
$1.87
$2.00
$2.10
2021
2022
2023
2024
2025

*Dividends Per Share of Common Stock*

## STRONG BALANCE SHEET & CASH FLOW

**0.9x**

net leverage

***Free Cash Flow***

**$295M**

106% free cash flow conversion

*Detection includes Fixed Gas and Flame Detection, Gas Analysis and Portable Gas Detection. Fire Service includes Self-Contained Breathing Apparatus and Firefighter Helmets and Protective Apparel. Industrial PPE and Other includes Industrial Head Protection, Fall Protection and Other PPE Sales.

** Percentage of net sales; includes capitalized software development costs.

This page includes certain non-GAAP financial measures. These financial measures include organic sales change, adjusted operating income, adjusted operating margin, adjusted EBITDA, adjusted earnings per diluted share, R&D investment, free cash flow, free cash flow conversion, net debt, total debt to adjusted EBITDA and net debt to adjusted EBITDA. For a reconciliation of non-GAAP financial measures to the comparable GAAP measures, see **"Reconciliation of Non-GAAP Financial Measures" on pages 10 to 11** and pages 27 to 30 of the company's Annual Report on Form 10-K for the year ended December 31, 2025.



**Steven C. Blanco**
*President and Chief Executive Officer*

## TO OUR MSA COMMUNITY,

As I reflect on the past year and look ahead to the future for MSA Safety, I am reminded that for more than a century, customer trust has been both the inspiration for — and the outcome of — our safety innovations. Through world wars, economic cycles, industrial transformation and now an era of rapid technological acceleration, MSA Safety has remained committed to protecting people and the facilities in which they work. It is this trusted bond with our customers that continues to define who we are and guide how we innovate for the future.

The year 2025 brought its share of achievements and challenges. One achievement I'm extremely proud of is one that connects directly to our mission. At the end of the year, MSA officially concluded the year without a Lost Time Incident (LTI) in any MSA facility. This is a significant and exciting milestone for our company, and it represents more than 10 million hours worked by all associates worldwide. Further, our Total Recordable Incident Rate (TRIR) for the year was 0.25 — the best rate we've ever achieved, representing our continuous improvement journey. Reaching both milestones demonstrates our unwavering commitment to safety and outstanding teamwork.



*Associates in Pittsfield, New Hampshire, where Globe turnout gear is manufactured, celebrate Safety Day. Their efforts, and those of all associates, contributed to the company finishing 2025 without a single Lost Time Incident.*

The MSA team is dedicated to our mission and fostering a true Culture of Safety. We do this because it's in our DNA, and because we know our associates are essential to building innovations that earn the long-term trust of our customers. I believe these milestones speak to who we are as an organization: a team that cares deeply about one another and takes responsibility for doing things the right way every time.

It was this mission-centric culture that propelled our successes in 2025. Overall, we advanced several strategic initiatives and posted solid performance across many of our industrial and fixed gas and flame detection markets. More challenging for us was the fire service market, where the timing of government funding resulted in a softer demand environment. Inflation and tariff pressures also placed pressure on margins, but I am incredibly proud of how our global team responded to these challenges. They remained steadfastly focused on execution, our *Accelerate* strategic initiatives and a commitment to achieving performance excellence.

Moreover, our associates around the world continued to bring forth new ideas and engineer innovative solutions that are always centered around the customer. Their passion for protecting workers, and their creativity in solving evolving safety challenges, remains the engine that drives our business to be a leading global industrial safety technology company.

In the pages ahead, I want to share how we navigated the year, the progress we made against our *Accelerate* strategy, and the reasons our brand strength and future opportunities position us for continued success. Central to this progress continues to be the ongoing deployment of the MSA Business System (MBS), which defines how we operate and continuously improve as an organization. With MBS guiding our efforts, we spent 2025 deepening customer relationships, advancing innovation and sharpening our focus on performance excellence.

### A Legacy of Innovation that Continues to Build Trust

Few companies in any industry can claim a heritage like ours: founded in 1914 by two visionary leaders who believed that innovative solutions could save lives. From the first electrically powered mining cap lamp to breakthrough technologies in gas detection, respiratory protection, fall protection and firefighter protective equipment, our history is united by a common thread: our belief that trust is earned every time our products make hazardous jobs safer.

In 2025, we continued to build on that tradition. Our investments in R&D enabled us to deliver new features, connected capabilities and product enhancements across our industrial and gas detection lines. The 37% of revenue that came from products introduced over the last five years demonstrates the value our customers place in MSA's innovations.

Whether it's firefighters relying on our self-contained breathing apparatus (SCBA), industrial workers trusting our fall protection devices, or facilities depending on our gas detection systems, our commitment to quality and reliability remains central to everything we do.



*Teamwork in action at MSA Safety — where diverse expertise and collaboration fuel pioneering innovations that help protect people, places and our planet every day.*

### The Value of Product and Market Diversity

By serving a wide spectrum of industries, MSA has long benefited from the ability to pursue growth opportunities while also maintaining stability, even as market dynamics shift. Our diverse customer and market portfolio creates a strong foundation that helps balance fluctuations in any single segment, while building trust and brand preference across multiple industries. And that was certainly the case in 2025.

## Fixed Gas and Flame Detection (FGFD) and Gas Analysis

Our FGFD business delivered solid results in 2025, driven by strong technical expertise and the reliable performance of our systems. These qualities are essential in mission-critical environments and continue to reinforce the trust our customers place in MSA.



In May, we welcomed M&C TechGroup to the MSA family. Based in Germany, M&C TechGroup provides a broad range of gas analysis systems that detect, measure and monitor gases in critical environments. These products are used in a wide range of industries and applications, including energy, chemicals, utilities, manufacturing, food and beverage, and other industrial applications.

By bringing aboard M&C, we're expanding our addressable market in detection, with complementary technologies across diverse markets. The acquisition aligns well with our *Accelerate* strategy, which includes a focus on growing our detection business and enhancing our portfolio through strategic acquisitions.

In 2025, M&C contributed approximately $40 million in revenue, adding 2% to our overall growth.

### M&C TechGroup Acquisition at a Glance

- Expands fixed detection portfolio by adding capabilities in Gas Analysis and Process Safety markets
- Aligns with MSA's *Accelerate* strategy and its focus on growing detection business

- $500 million expansion of total addressable market in an attractive sector with diverse end markets and applications
- Highly complementary to MSA's fixed gas detection products, geographies, distribution channels and customer base



## Portable Gas Detection

MSA also saw healthy demand across portable connected and non-connected gas monitoring solutions, driven by growing customer preferences and expectations for real-time hazard visibility and compliance assurance.



Our MSA+ connected ecosystem, along with our ALTAIR io® 4 Wearable Device, have been fantastic solutions for this market. The impact of these innovations on our portable gas detection business continues to shine as key drivers of growth. We expect this trend to continue as we go forward, and we know there's more opportunity for this technology across the globe.

## Industrial Personal Protective Equipment (PPE)

Demand remained robust across the construction, utilities, manufacturing and energy markets. Our broad line of fall protection equipment performed particularly well, with customers consistently citing product reliability and ergonomic comfort as key drivers.

In 2025, our team worked to enhance the delivery of key fall protection offerings to better support customers when products are needed urgently. Deploying a manufacturing strategy that focused on reducing product components to enhance availability and delivery, these efforts helped drive double-digit, year-over-year growth in our fall protection business.



In our head protection business, we released our new V-Gard H2® Full Brim Safety Helmet, the latest example of MSA innovation in our line of Type I and Type II industrial head protection.

Meeting ANSI Type II certification, it can be equipped with an optional Mips® safety system that offers rotational impact protection to help reduce the risk of traumatic brain injuries.



*The V-Gard H2® Full Brim Safety Helmet is the latest addition to MSA Safety's industry-leading head protection portfolio. It features an integrated chinstrap for enhanced lateral impact protection and an optional Mips® suspension that adds greater rotational impact protection.*

## Fire Service Equipment

In November, we were pleased to announce that our next generation self-contained breathing apparatus – the G1™ XR SCBA – was the first breathing apparatus to be certified as meeting the requirements of NFPA-1970 (2025 Edition). This is the newest standard from the National Fire Protection Association (NFPA) that specifies demanding performance requirements for SCBA sold and marketed in the U.S.

Following a year in which the U.S. federal government shutdown disrupted and delayed the timing of fire department purchases funded by Assistance to Firefighters Grant (AFG) dollars, the long-term fundamentals — and the trust firefighters place in their MSA equipment — remain strong. With advancements like the newly certified G1 XR SCBA, MSA is well positioned to meet firefighter needs for reliability, durability and innovation. These are the attributes that earn trust, and they remain the pillars of our engineering and product development efforts.



> **"**
>
> **WE ARE BUILT FOR RESILIENCE. WE ARE BUILT FOR INNOVATION. AND WE ARE BUILT TO EARN AND KEEP CUSTOMER TRUST OVER GENERATIONS.**

## Looking Ahead with Confidence

As we look to 2026 and beyond, we expect global demand for safety technology to continue to grow. Organizations are seeking better visibility, stronger compliance and more advanced and "intelligent" safety solutions. These trends directly align with our strengths, as well as our ability to consistently design and deliver innovations that customers trust with their lives and their enterprises.

Our strategy is clear:
• Lead through innovation
• Expand our global reach
• Deliver performance excellence
• Build a world-class culture of service and execution
• Effectively deploy capital

Our financial foundation is strong. Our brand is trusted. Our products help to save lives and protect critical infrastructures. And our long-term strategy is aligned to the influences that are reshaping safety across the globe.

We are built for resilience. We are built for innovation. And we are built to earn and keep customer trust over generations.

## A Final Word of Thanks

To our customers, I want to thank you for placing your trust in us. We are honored to protect the people who protect our communities, industries and vital infrastructures.

To our shareholders, thank you for your continued confidence in MSA Safety. Your support enables us to invest in the innovations that keep us at the forefront of the safety industry.

To our associates, thank you for your commitment, your expertise and your passion for our mission. You are the stewards of trust that define MSA, and your work enables us to serve our customers across all of our critical markets.

The world changes, but our purpose does not. We innovate. We protect. And we build the trust that allows workers everywhere to return home safely at the end of every shift.

With much appreciation,

**Steven C. Blanco**
*President and Chief Executive Officer*

# WHERE TECHNOLOGY & TRUST MEET

Some of the most meaningful intersections between MSA technology and customer trust can be seen in "save stories" — stories of critical situations where our leading safety technologies helped protect workers from potentially life-altering injuries.

Every year, customers reach out to MSA to share deeply personal accounts of how our products and solutions performed during extreme events. The past year was no exception. Below is a sampling of save stories made possible through MSA's ongoing commitment to quality and innovation.

*MSA head protection products include the Skullgard® Helmet, which sets the standard for environments such as steel mills, and recent innovations such as the V-Gard H2® Safety Helmet and V-Gard C1® Helmet.*



A worker in a U.S. steel mill was crushed between a heat exchanger and another piece of machinery. Bolts on the heat exchanger punched two holes through the shell of his Skullgard® Helmet. While the worker sustained injuries that included a broken C2 vertebrae and broken left shoulder blade, he said the helmet bore the brunt of the damage.

In his message to MSA, he wrote: "I just wanted to say thank you for building a superior product. I would not be here if I had a (lesser) hard hat on that day. I will only wear MSA products the rest of my career."

MSA continuously builds on its base of proven industrial head protection products, launching new items such as the V-Gard H2® Safety Helmet as well as innovative accessories for increased protection, comfort and productivity.



A technician at a French wastewater lift station opened a utility cover during a routine pumping operation, unaware that a dangerously high concentration of hydrogen sulfide ($H_2S$) gas had built up in the area.

The buildup triggered multiple $H_2S$ alarms and the technician's ALTAIR io® 4 Detector sent real-time alerts to his safety manager's phone via the MSA Grid. The manager immediately contacted the technician to assess his condition and stop the work.

The technician thankfully avoided serious poisoning and a potentially worse outcome.

MSA's ongoing, focused investments in developing connected solutions — for industrial workers, firefighters and building infrastructures — are designed to meet our customers' growing need for technologies that drive better visibility, awareness, efficiency and decision-making.



*The ALTAIR io® 4 Wearable Gas Detector works seamlessly with the MSA Grid and the ALTAIR io® Dock, simplifying compliance and fleet management and providing increased visibility into worker safety.*

MSA
ALTAIR io 4
10:43
100%
O2
20.8
%VOL
CO
0
PPM
H2S
0
PPM
Combustible
0
%LEL



A firefighter in Taiwan was working his way to the top of a five-story structure fire to rescue five people stranded there. As he progressed, he felt a wave of high heat coming from his front left side.

The firefighter was outfitted with MSA's F1 Fire Helmet and M1 SCBA with the Ultra Elite® Mask and ClearCommand Communications System. The ensemble successfully protected him — and helped him reach the people awaiting rescue.

Innovation in the fire service is a continuous journey, and MSA listens closely to customers in designing protective equipment and connected solutions that help elevate firefighter safety — from head to toe.

*The M1 Self-Contained Breathing Apparatus (SCBA) was designed and developed side-by-side with firefighters, and represents the most advanced, ergonomic and modular SCBA system on the market.*

# Reconciliation of Non-GAAP Financial Measures

## Adjusted Earnings and Adjusted Earnings per Diluted Share (Unaudited)

| (In thousands, except per share amounts) | Twelve Months Ended December 31, | | % Change |
|---|---|---|---|
| | **2025** | **2024** | |
| **Net income** | $ 278,924 | $ 284,967 | (2%) |
| Currency exchange losses (gains), net | 15,801 | 3,638 | |
| Restructuring charges | 3,897 | 6,397 | |
| Acquisition-related amortization | 12,615 | 9,174 | |
| Transaction costs [a] | 10,467 | 886 | |
| Asset related losses | 1,408 | 819 | |
| Pension settlement | 721 | 1,308 | |
| Net cost for product related legal matter | - | 5,000 | |
| Income tax expense on adjustments | (11,904) | (7,689) | |
| Adjusted earnings | $ 311,929 | $ 304,500 | 2% |
| Adjusted earnings per diluted share | $ $7.93 | $ 7.70 | 3% |

Management believes that adjusted earnings and adjusted earnings per diluted share are useful measures for investors, as management uses these measures to internally assess the company's performance and ongoing operating trends. There can be no assurances that additional special items will not occur in future periods, nor that MSA's definition of adjusted earnings is consistent with that of other companies. As such, management believes that it is appropriate to consider both net income determined on a GAAP basis as well as adjusted earnings.

## Net Debt to Adjusted EBITDA (Unaudited)

| (In thousands) | Twelve Months Ended December 31, |
|---|---|
| | **2025** |
| Operating income | $ 371,818 |
| Depreciation and amortization | 58,313 |
| Currency exchange losses, net | 15,801 |
| Restructuring charges | 3,897 |
| Acquisition-related amortization | 12,615 |
| Transaction costs [a] | 10,467 |
| Adjusted EBITDA | $ 472,911 |
| Total end-of-period debt | $ 580,934 |
| Total end-of-period cash and cash equivalents | 165,067 |
| Net debt | $ 415,867 |
| Net debt to adjusted EBITDA | 0.9 |

(a) Transaction costs include advisory, legal, accounting, valuation, and other professional or consulting fees incurred during our evaluation of or in connection with acquisitions and divestitures. These costs are included in selling, general and administrative expense in the Consolidated Statements of Operations.

Management believes that Debt to Adjusted EBITDA and Net Debt to Adjusted EBITDA are useful measures for investors, as management uses these measures to internally assess the Company's liquidity and balance sheet strength. There can be no assurances that MSA's definition of Debt to Adjusted EBITDA and Net Debt to Adjusted EBITDA is consistent with that of other companies.

## Free Cash Flow (Unaudited)

| (In thousands, except percentage amounts) | Twelve Months Ended December 31, | |
| --- | --- | --- |
| | **2025** | |
| Cash flow from operating activities | $ | 363,867 |
| Capital expenditures | | (68,438) |
| Free cash flow | $ | 295,429 |
| | | |
| Net Income | | 278,924 |
| Free cash flow conversion | | 106% |

Management believes that free cash flow is a meaningful measure for investors. Management reviews cash from operations after deducting capital expenditures because these expenditures are necessary to promote growth of MSA's business and are likely to produce cash from operations in future periods. It is important to note that free cash flow does not reflect the residual cash balance of the company for discretionary spending since other items, including debt and dividend payments, are deducted from free cash flow before arriving at the company's ending cash balance. Management defines free cash flow conversion as free cash flow divided by net income. There can be no assurances that MSA's definition of free cash flow is consistent with that of other companies. As such, management believes that it is appropriate to consider cash from operating activities determined on a GAAP basis as well as free cash flow.

## R&D Investment (Unaudited)

| (In thousands, except percentage amounts) | Twelve Months Ended December 31, | |
| --- | --- | --- |
| | **2025** | |
| Research and development expense | $ | 65,343 |
| Capitalized software development costs | | 14,914 |
| Total R&D investment | $ | 80,257 |
| | | |
| Net sales | $ | 1,874,814 |
| | | |
| R&D investment (% net sales) | | 4.3% |

Management believes that total R&D investment is a meaningful measure for investors. Management includes capitalized software development costs when evaluating total research and development expenditures as it believes it better represents its overall spend. Management defines R&D investment as research and development expense plus capitalized software development cost. As such, management believes that it is appropriate to consider research and development expense determined on a GAAP basis as well as total R&D investment.

# 2025
## FINANCIAL CONTENTS


# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2025**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM            TO**

**Commission File No. 1-15579**



# MSA SAFETY INCORPORATED

**(Exact name of registrant as specified in its charter)**


| | |
|---|---|
| **Pennsylvania** | **46-4914539** |
| **(State or other jurisdiction of incorporation or organization)** | **(IRS Employer Identification No.)** |
| **1000 Cranberry Woods Drive** | |
| **Cranberry Township,  Pennsylvania** | **16066-5207** |
| **(Address of principal executive offices)** | **(Zip Code)** |


**Registrant's telephone number, including area code: (724) 776-8600**

**Securities registered pursuant to Section 12(b) of the Act:**


| | | |
|---|---|---|
| Common Stock, no par value | MSA | New York Stock Exchange |
| **(Title of each class)** | **(Trading symbol(s))** | **(Name of each exchange on which registered)** |


**Securities registered pursuant to Section 12(g) of the Act: None**


Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

  Large Accelerated Filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates as of June 30, 2025, was approximately $6.5 billion. As of February 6, 2026, there were outstanding 38,774,722 shares of common stock, no par value.


**DOCUMENTS INCORPORATED BY REFERENCE**


Portions of the Proxy Statement for the May 8, 2026, Annual Meeting of Shareholders are incorporated by reference into Part III.

# Table of Contents

**Cautionary Statement Regarding Forward-Looking Statements**

This report may contain (and verbal statements made by MSA® Safety Incorporated (MSA) may contain) "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or future financial performance and involve various assumptions, known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, but are not limited to, those listed in this report under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "intends," "plans," "objectives," "anticipates," "believes," "estimates," "predicts," "potential" or other comparable words. Actual results, performance or outcomes may differ materially from those expressed or implied by these forward-looking statements and may not align with historical performance and events due to a number of factors, including those discussed in the sections of this report described above. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and caution should be exercised against placing undue reliance upon such statements, which are based only on information currently available to us and speak only as of the date hereof. We are under no duty to update publicly any of the forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise, except as required by law.

**Item 1. Business**

 *Overview*—MSA Safety Incorporated (the "Company" or "MSA") is the global leader in advanced safety products, technology and solutions. Driven by its singular mission of safety, the Company has been at the forefront of safety innovation since 1914, protecting workers and facility infrastructure around the world across a broad range of diverse end markets while creating sustainable value for shareholders. The Company's comprehensive product line, which is governed by rigorous safety standards across highly regulated industries, is used to protect workers and facility infrastructures around the world in a broad range of markets, including fire service, energy, utility, construction, and industrial manufacturing applications as well as heating, ventilation, air conditioning and refrigeration ("HVAC-R"). The Company's principal product categories are detection, fire service and industrial personal protective equipment ("PPE").

 In addition to its principal product categories, MSA continues to deploy and grow its MSA+™ ecosystem, its turnkey approach to MSA hardware, software, and services to simplify and improve safety operations for customers while delivering recurring revenue.

 The Company's leading market positions across various products in our portfolio are supported and enabled by a strong commitment to investing in new product development that continually raises the bar for safety equipment performance, all while upholding an unwavering commitment to integrity. We dedicate significant resources to research and development, which allows us to produce innovative safety products and solutions that are often first to market and usually protected by intellectual property. Our global product development teams include cross-functional associates throughout the Company, including research and development, marketing, sales, operations and quality management. Our engineers and technical associates work closely with the safety industry's leading standards-setting groups and trade associations to develop industry-specific product standards and to anticipate their impact on our product line.

 We leverage the MSA Business System ("MBS") to develop and introduce innovative safety solutions, secure new business opportunities, and operate with greater efficiency. The MBS is our approach to working at our best - at our most efficient and most empowered. It is a combination of behaviors, processes and tools that provide a framework to run the business and continuously improve. We strive to serve our customers and help them solve their safety and compliance challenges while creating value for our shareholders. As part of our differentiated development process, we embed ourselves with our customers to deeply understand their processes, pain points and desired outcomes. Our commitment to MBS has enabled us to drive customer satisfaction and profitable growth while generating significant improvements in operating results.

 *Segments*—We tailor our product and solution offerings and distribution strategy to satisfy distinct customer preferences that vary across geographic regions. To best serve these customer preferences, we have organized our business into four geographic operating segments that are aggregated into two reportable segments: Americas and International. Segment information is presented in Note 9—Segment Information of the consolidated financial statements in Part II Item 8 of this Form 10-K.

 Because our consolidated financial statements are stated in U.S. dollars and much of our business is conducted outside the U.S., currency fluctuations may affect our results of operations and financial position and may affect the comparability of our results between financial periods.

 *Products and solutions* —We design, manufacture, and sell a comprehensive line of safety products and solutions to protect workers and facility infrastructures around the world. Our products and solutions protect people and critical infrastructure against a wide variety of hazardous or life-threatening situations.

 The following is a brief description of our primary products within each of our Detection, Fire Service and Industrial PPE product categories, each of which we sell in both our Americas and International Segments:

 *Detection*

 *FGFD systems.* Our permanently installed fixed gas and flame detection ("FGFD") products and solutions are used in energy and utility applications, HVAC-R, water and wastewater, food retail and general industrial production facilities to detect the presence or absence of various gases in the air. Typical applications of these systems include detecting combustible or toxic gases as well as leaks of refrigerants. FGFD products and solutions generate a meaningful portion of overall revenue from recurring business including replacement components and related service. Key products and solutions include:

- *Fixed gas detection monitoring systems.* This product line is used to monitor for combustible and toxic gases and oxygen deficiency in a wide variety of applications where continuous monitoring is required. Our systems are used for gas detection in energy, pulp and paper, wastewater, refrigerant monitoring, pharmaceutical production and general industrial applications. Some of our flagship products in this category include the Ultima®X5000 and S5000 gas monitors, which utilize a wide array of sensor technologies to enhance facility and worker safety.

- *Flame detectors and open-path infrared gas detectors.* These instruments are used for plant-wide monitoring of toxic gases and for detecting the presence of flames. These systems use sensor technology to detect potentially hazardous conditions across long distances, making them suitable for use in applications such as processing industries, storage vessels and HVAC ducts.

- *Refrigerant detection and identification.* Our refrigerant leak detection monitors, such as the MSA Bacharach® Multi-Zone Gas Monitor and the MSA Chillgard® 5000 Refrigerant Leak Monitor, help identify and mitigate refrigerant leaks. Users can enhance their leak detection and mitigation efforts by utilizing MSA+ solutions, like the MSA Parasense Refrigerant Tracking and Compliance software and the MSA Parasense Enterprise Leak Detection software. These solutions provide users with real-time monitoring and alerts.

In 2025, we acquired M&C TechGroup and its affiliated companies ("M&C"). Headquartered in Ratingen, Germany, M&C provides a comprehensive range of gas analysis systems that detect, measure and monitor gases in critical environments. M&C's product portfolio includes systems and solutions for gas sampling, gas conditioning, as well as advanced process control. Refer to Note 15—Acquisitions to the consolidated financial statements in Part II Item 8 of this Form 10-K for further information.

*Portable gas detection instruments.* Our handheld portable gas detection instruments are used to detect the presence or absence of various gases in the air. The product line is used by energy, utility, general industrial workers as well as first responders or anyone working in a confined space environment. Our single and multi-gas detectors provide portable solutions for detecting the presence of oxygen, combustible gases and various toxic gases, including hydrogen sulfide, carbon monoxide, ammonia and chlorine, either singularly or up to six gases at once. Our multi-gas detectors include the ALTAIR® 2X, ALTAIR 4XR and ALTAIR 5X, all of which utilize our internally developed XCell® sensor technology for fast response times. Our newest multi-gas detectors, the ALTAIR io™ 4 and ALTAIR io 6, are portable gas detection wearables designed with fully integrated connectivity through MSA+ solutions for real-time visibility across worksites.

### Fire Service

*Breathing apparatus products.* The Company's primary breathing apparatus solution is the self-contained breathing apparatus ("SCBA"). SCBA are used by first responders, manufacturing and process industry plant workers and others entering an environment deemed immediately dangerous to life and health. The SCBA functions together with various MSA cloud-based software modules and proprietary accessories to create a complete and customizable solution for our customers. Our primary breathing apparatus product in the Americas segment, the MSA G1 SCBA, is a platform that offers many differentiated features. With new hardware and software upgrades always under development, this platform continues to evolve to meet our customers' needs. The MSA M1 SCBA, which is our primary breathing apparatus product in the International segment, represents the most advanced and ergonomic SCBA that we have launched in the International markets. The "M" stands for modular, which is a critical design element that allows this platform to meet the needs of customers around the world.

*Firefighter helmets and protective apparel.* We offer a complete line of fire helmets that includes our Cairns® and Gallet® helmet brands. Our Cairns helmets are primarily used by firefighters in North America while the Gallet helmets are primarily used by firefighters across our International segment. Our Cairns® 1836 Fire Helmet includes embedded radio frequency identification (RFID) technology, providing the ability to quickly locate assets, through MSA's FireGrid Inventory Management software. Globe Holding Company, LLC ("Globe") and B T Q Limited ("Bristol Uniforms"), two of our subsidiaries, are both leading innovators and providers of firefighter protective apparel products in the Americas segment and International segment, respectively.

### Industrial PPE and Other

*Industrial head protection.* We offer a complete line of industrial head protection and accessories that includes the iconic V-Gard® helmet brand, a bellwether product in MSA's portfolio for over 50 years. We offer customers a wide range of color choices for V-Gard helmets, and we are a leader in the application of customized logos. Our V-Gard H2™ safety helmet incorporates the latest technology to help protect against lateral impacts. The optional Mips® brain protection system for industrial safety helmets adds another layer of protection designed to help reduce the risk of brain trauma. Our industrial head protection products have a wide user base, including energy, utility, non-residential construction and industrial workers.

*Fall protection.* Our broad line of fall protection equipment includes harnesses, lanyards, self-retracting lifelines, engineered systems and confined space equipment. Fall protection equipment is used by workers in the construction, energy, utilities and aerospace industries as well as general industrial applications and anyone working from height in both our Americas and International segments. MSA's V-Series® fall protection equipment has transformed the Company's harness and self-retracting lanyard portfolio, with over 50 fall protection products launched over the past several years. Additionally, our V-TEC® io1 self-retracting lifeline has a patented smart hook connector that uses radio-frequency identification (RFID) technology to alert wearers when they are not secured to an anchorage point.

*Other.* Key other products that we sell include air-purifying respirators, eye and face protection, ballistic helmets and gas masks.

**Customers**—Our customers generally fall into two categories:  distributors and end-user customers. In our Americas segment, the majority of our sales are made through distribution. In our International segment, sales are made through both indirect and direct sales channels. For the year ended December 31, 2025, no individual customer represented more than 10% of our sales.

**Sales and Distribution**—Our sales and distribution team consists of marketing, field sales and customer service organizations. In most geographic areas, our field sales organizations work jointly with select distributors to call on end-users and educate them about hazards, exposure limits, safety requirements and product applications, as well as the specific performance attributes of our products. We believe that understanding end-user requirements is critical to increasing MSA's market share.

The in-depth customer training and education provided by our sales associates to our customers is critical to ensuring proper use of many of our products, such as SCBA and detection instruments. As a result of our sales and marketing associates working closely with end-users, they gain valuable insight into customer preferences and needs. To better serve our customers and to ensure that our sales and marketing associates are among the most knowledgeable and professional in the industry, we place significant emphasis on training our sales associates in product application, industry standards and regulations.

We believe our sales and distribution strategy allows us to deliver a customer value proposition that differentiates our products and solutions from those of our competitors, resulting in increased customer loyalty and demand.

In areas where we use indirect selling to general industry, we promote, distribute and service our products through authorized national, regional and local distributors. In areas where we use indirect selling to fire service, we distribute fire service products primarily through specially trained local and regional distributors who provide advanced training and service capabilities to volunteer and paid municipal fire departments. Because of our broad and diverse product line and our desire to reach as many markets and market segments as possible, we have over 1,800 authorized distributor locations worldwide.

**Competition**—The global safety products and solutions market is broad and highly fragmented with few participants offering a comprehensive line of safety products and solutions. The sophisticated safety products market in which we compete is a subset of the larger safety market. We maintain leading positions across various products in our portfolio. Over the long-term, we believe global demand for safety products and solutions will continue to grow. Purchases of these products and solutions are non-discretionary, protecting workers' health and critical infrastructure in hazardous and life-threatening work environments. Their use is often mandated by government and industry regulations, which are increasingly enforced on a global basis.

The safety products and solutions market is highly competitive, with participants ranging in size from small companies focusing on a single type of PPE to several large multinational corporations that manufacture and supply many types of sophisticated safety products and solutions. Our main competitors vary by region and product. We believe that participants in this industry compete primarily on the basis of product characteristics (such as functional performance, technology, cost of ownership, comfort, design and style), brand name recognition and after-market service support.

We believe we compete favorably within each of our operating segments and product categories as a result of our high quality, innovative offerings and strong brand trust and recognition.

***Research and Development***—To achieve and maintain our market leading positions, we operate several sophisticated research and development facilities. We believe our dedication and commitment to innovation and research and development allows us to produce state-of-the-art safety products and solutions that are often first to market and exceed industry standards. Our primary engineering groups are located in the United States, Germany, France, China and South Africa. Our global product development teams include cross-geographic and cross-functional members from various areas throughout the Company, including research and development, marketing, sales, operations and quality management. These teams are responsible for setting product line strategies based on their understanding of customers' needs and available technology, as well as the opportunities and challenges they foresee in each product area. Our cross-geographical and cross-functional approach to the new product development process allows us to tailor our product offerings and product line strategies to satisfy distinct customer preferences and industry regulations that vary across our operating segments.

We believe another important aspect of our approach to new product development is that our engineers and technical associates work closely with the safety industry's leading standards-setting groups and trade associations. These organizations include the National Institute for Occupational Safety and Health ("NIOSH"), the National Fire Protection Association ("NFPA"), American National Standards Institute ("ANSI"), International Safety Equipment Association ("ISEA") and their overseas counterparts. Key members of our management team understand the impact that these standard-setting organizations have on our new product development pipeline. As such, management devotes significant time and attention to anticipating a new standard's impact on our sales and operating results. Our understanding of customer needs, membership on global standards-setting bodies, and investment in research and development and our unique new product development process positions us well to anticipate and adapt to changing product standards. While the length of the approval process can be unpredictable, we believe that we are well positioned to gain the approvals and certifications necessary to meet new government and multinational product regulations.

***Patents and Intellectual Property***—We own significant intellectual property, including a number of domestic and foreign patents, patent applications and trademarks related to our products, processes and business. Although our intellectual property plays an important role in maintaining our competitive position in a number of markets that we serve, no single patent, or patent application, trademark or license is, in our opinion, of such value to us that our business would be materially affected by the expiration or termination thereof, other than the "MSA" trademark. Our patents expire at various times in the future not exceeding 20 years. Our general policy is to apply for patents on an ongoing basis in the United States and other countries, as appropriate, to perfect our patent development. In addition to our patents, we have also developed or acquired a substantial body of manufacturing know-how that we believe provides a significant competitive advantage over our competitors.

***Raw Materials and Suppliers***—Many of the components of our products are formulated, machined, tooled or molded in-house and by select tier one supplier partners. Material costs comprise approximately two-thirds of our cost of sales. For example, we rely on integrated manufacturing capabilities for breathing apparatus, gas masks, ballistic helmets, hard hats and circuit boards. The primary materials that we source from third parties include electronic components, high density polyethylene, chemical filter media, rubber and plastic components, eye and face protective lenses, air cylinders, certain metals and ballistic resistant, flame resistant and non-ballistic fabrics. We purchase these materials both domestically and internationally, and we work to ensure our supply sources are both well established and reliable. Demand for certain industrial-based electronic components is gradually aligning with supply. For key components, lead times are improving, and market conditions are showing signs of stabilization across the industry. We continue to effectively navigate these supply chain issues, as we have close supplier relationship programs with our key raw material distributors and strategic supplier partners. Although we do not have long-term supply contracts with all suppliers, we have engaged in formal supply agreements with select strategic supplier partners. We work to establish long term agreements with all key partners to ensure a robust supply pipeline and have not experienced any significant problems in obtaining adequate raw materials.

Please refer to MSA's Form SD filed on May 29, 2025, for further information on our conflict minerals analysis. Form SD may be obtained free of charge at www.sec.gov.

***Human Capital***—As of December 31, 2025, the Company employed approximately 5,300 people worldwide, of which approximately 2,200 were employed in the United States and 3,100 were employed outside of the United States. Approximately 20% of our global workforce is covered by collective bargaining agreements or works councils. Overall, we consider our employee relations to be good. Our culture is important to our success. To that end, we maintain seven core values that define our culture. They are Integrity, Customer Focus, Diversity and Inclusion, Innovation and Change, Engagement, Teamwork, and Speed and Agility. Our core values are encircled by "A Culture of Safety."

- *Workplace Health & Safety*—As a company whose mission is dedicated to worker safety, MSA places great emphasis on the health and safety of our own associates. The Company maintains a global Environmental, Health and Safety Management System, deploys a variety of programs to reduce and eliminate injuries and promote safety and regularly measures the progress of those programs. These programs promote personal responsibility for workplace safety and encourage associates to set a meaningful example as safety ambassadors.

- *Employee Health and Well-Being*—To support mental health and emotional well-being, all associates and their dependents worldwide have access to an Employee Assistance Program, at no cost to them. This includes access to visits with mental health care providers through the program.

- *Culture*—The Company seeks a wide variety of thoughts, perspectives, experiences and ideas. MSA strives to provide an inclusive work environment, paired with a culture of excellence in which associates feel comfortable openly sharing thoughts and ideas. Creating an inclusive environment helps to recruit and retain talent, promoting engagement, fostering innovation, and achieving MSA's business objectives. MSA also partners with a number of non-profit and community-based organizations to help to build a pipeline of future talent with differing backgrounds, thoughts, experiences, and perspectives.

- *Leadership and Development*—MSA provides programs to enable continuous learning, growth and development opportunities.

  First, our "MOVE" (Meaningful, Ongoing, Vital Exchanges) Performance Management philosophy is a core element of associate engagement. Exchanges between associates and supervisors provide a flexible, ongoing feedback loop to drive and enhance the engagement of associates, while facilitating the achievement of our strategic goals.

  Second, the MSA Leadership model sets the expectations of MSA people leaders. Grounded in our culture, values and the MBS that define MSA's high performance culture of excellence, the MSA Leadership model guides the development of current and aspiring leaders. The model is the foundation of leadership development at MSA. By combining leadership development, culture, and business acumen, leaders are better prepared to drive a high-performance culture while maintaining an engaged workforce with opportunities for development and growth.

  Beyond these core programs, MSA designs and delivers a variety of associate leadership and development programs to further enhance the associate experience and opportunities for growth. Associates are empowered to own their career development through business-aligned resources, tools and programs.

- *Compensation and Rewards*—MSA's global compensation philosophy strives to provide total compensation for all associates at the market median, utilizing base salary, cash incentives and, in some cases, equity grants to achieve this goal. We further strive to provide above-market compensation opportunities for associates who exceed goals and expectations. This approach to total rewards is designed to help MSA attract, retain and motivate high-performing individuals who foster an innovative culture and drive business results.

*Environmental Matters*—Our facilities and operations are subject to laws and regulations relating to environmental protection and human health and safety. In the opinion of management, compliance with current environmental protection laws will not have a material adverse effect on our financial condition. See Item 1A—Risk Factors, for further information regarding our environmental risks which could impact the Company.

*Seasonality*—Our operating results are not significantly affected by seasonal factors. During periods of economic expansion or contraction and following significant catastrophes, our sales by quarter have varied. Government-related sales tend to increase in the fourth quarter. Americas segment sales tend to be strong during the energy sector's turnaround seasons late in the first quarter, early in the second quarter and then again at the end of the third quarter and beginning of the fourth quarter. International segment sales are typically weaker for the Europe region in the summer holiday months of July and August and seasonality can be affected by the timing of delivery of larger orders. The fourth quarter is also impacted by holidays which reduces the number of working days and may impact the timing of delivery of orders at year end. Invoicing and the delivery of larger orders can affect sales patterns variably across both reportable segments.

*Available Information*—Our Internet address is www.MSAsafety.com. We make the following filings available free of charge on the Investor Relations page on our website as soon as they have been electronically filed with or furnished to the Securities and Exchange Commission ("SEC"): our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as well as our proxy statement. Information contained on our website is not part of this annual report on Form 10-K or our other filings with the SEC. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers like us who file electronically with the SEC.

**Item 1A. Risk Factors**

## RISKS RELATED TO LEGAL AND REGULATORY CHALLENGES

**Claims of injuries or potential safety issues or quality concerns could be made against our various subsidiaries.**

Our products and solutions are often used in high-risk and unpredictable environments and our mission, reputation and business success rely on our ability to design and provide safe, high quality and reliable products that earn and maintain customer trust. In the event that those using our products and solutions are injured, or if any of our products or solutions are alleged to have contributed, we could be subject to claims or suffer reputational harm. In addition, we may be required to or may voluntarily recall, redesign, or update certain products, components, or solutions due to concern about product safety, quality, ease of use or customer confidence. We continue to review, update, and execute the Company's quality management processes appropriately to meet changing market demands, technology, and product standards. Any significant claims, recalls or field actions that result in significant expense or negative publicity against us could have a material adverse effect on our business, operating results, financial condition and liquidity, including any successful claim brought against us in excess or outside of available insurance coverage.

**Our subsidiaries may experience losses from product liability claims, which could have a material adverse effect on our business, operating results, financial condition and liquidity.**

Our subsidiaries face an inherent business risk of exposure to product liability or other legal claims or penalties related to the design, manufacture, marketing, or sale of any of our current or former products and solutions. Our subsidiaries are named periodically in single incident lawsuits, or, at times, in cumulative trauma product liability lawsuits which may be numerous, and the number of claims newly asserted in any given period is difficult to predict and may aggregate or escalate suddenly. Any type of product injury claim may result in losses in excess of limits or beyond the coverage afforded by available insurance and have a material adverse effect on our business, reputation, operating results, financial condition and liquidity.

On January 5, 2023, the Company divested Mine Safety Appliances Company, LLC ("MSA LLC"), a wholly owned subsidiary that holds legacy product liability claims relating to coal dust, asbestos, silica, and other exposures to a joint venture between R&Q Insurance Holdings Ltd. and Obra Capital, Inc. (the "Purchaser"). The transaction is subject to risks related to counterparty commercial risk as well as agreement enforcement and interpretation. Third parties also could seek to assert claims against us for which MSA LLC is the legally responsible party, and we may be required to incur fees and expenses to enforce that wrongly asserted claims are properly redirected to MSA LLC. The divested subsidiary MSA LLC and the Purchaser each have agreed to indemnify us with respect to MSA LLC's cumulative trauma product liability losses and other defined exposures. The ability of MSA LLC and the Purchaser to honor their indemnity obligations is subject to commercial risk and, in addition, in the event of a dispute, the transaction, negotiated indemnities, and the extent of other legally available protections may be subject to future judicial interpretation. MSA and its remaining subsidiaries continue to be responsible for claims relating to any current or former products and solutions that were not transferred as part of the divestiture.

**Our ability to market and sell our products and solutions is subject to existing government laws, regulations and standards. Changes in such laws, regulations and standards or our failure to comply with them could materially and adversely affect our results of operations.**

Most of our products are required to meet performance and test standards designed to protect the safety of people and infrastructures around the world, and many of our products and solutions are required to comply with other various laws and regulations in the applicable markets where sold. Our inability to comply with these standards and regulations could result in declines in revenue, profitability and cash flow. Changes in laws, regulations, or the standards themselves, including changes resulting from the outcome of federal, national, state or provincial elections, could reduce the demand for our products or require us to re-engineer our products, thereby creating opportunities for our competitors. Regulatory approvals for our products may be delayed or denied for a variety of reasons that are outside of our control. Additionally, market anticipation of significant new standards can cause customers to accelerate or delay buying decisions.

**We are subject to various federal, state and local laws and regulations across our global organization and any violation of these laws or regulations could adversely affect our results of operations.**

We are subject to numerous, and sometimes conflicting, laws and regulations on matters as diverse as anti-corruption, import/export controls, product content requirements, trade restrictions, tariffs, taxation, sanctions, internal and disclosure control obligations, securities regulation, anti-competition, data privacy and security, and labor relations, among others. This includes laws and regulations in emerging markets where legal systems may be less developed or familiar to us. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources, and in some cases may require us to obtain relevant information from our vendors and suppliers, which may be difficult to obtain in a timely manner or at all. In addition, if we are required to transition away from components made with regulated materials, we could incur substantial costs to identify and transition to alternative components or product designs, or where feasible alternatives are not readily available. Violations of one or more of these laws or regulations in the conduct of our business could result in significant fines, criminal prosecution or sanctions and/or civil penalties or civil litigation against us or our officers or other personnel, prohibitions on doing business and damage to our reputation. These actions could result in liability for significant monetary damages, unfavorable publicity and other reputational damage and have a material adverse effect on our business, consolidated results of operations and financial condition.

**We are subject to various environmental laws, regulations and ordinances, any violation of which could adversely affect our results of operations.**

Included in the extensive laws, regulations and ordinances to which we are subject, are those relating to the protection of the environment. Examples include those governing discharges to water, discharges to air (including greenhouse gas emissions and restrictions to same), handling and disposal practices for solid and hazardous wastes and the maintenance of a safe workplace. These laws impose penalties for noncompliance and liability for response costs and certain damages resulting from past and current spills, disposals, other releases of hazardous materials and other noncompliance with such laws. These environmental laws may continue to change in the future due to a variety of factors, such as government focus on climate change. We could incur substantial costs as a result of noncompliance with or liability for cleanup pursuant to these environmental laws which could have a material adverse effect on our business, consolidated results of operations and financial condition. Such laws continue to change, and we may be subject to more stringent environmental laws in the future. If more stringent environmental laws are enacted, these future laws could have a material adverse effect on our business, consolidated results of operations and financial condition.

**We are subject to risks related to our sustainability activities and disclosures.**

Sustainability continues to be an evolving area of focus from investors, customers, employees, and lawmakers, who at times may have competing, inconsistent, or varying interests. Regulations at both state and national levels also continue to evolve. The Company anticipates continued stakeholder expectations and changing regulatory requirements, among other demands. Failure to accurately and timely meet these expectations and requirements may result in reputational damage, regulatory penalties and litigation among other consequences.

**We are subject to various U.S. and foreign tax laws and any changes in these laws related to the taxation of businesses and resolutions of tax disputes could adversely affect our results of operations.**

The U.S. Congress, the Organisation for Economic Co-operation and Development ("OECD") and other government agencies in jurisdictions in which we and our affiliates invest or do business have maintained a focus on issues related to the taxation of multinational companies. The OECD has changed numerous long-standing tax principles through its base erosion and profit shifting project which could adversely impact our effective tax rate.

We are subject to regular review and audit by both foreign and domestic tax authorities. While we believe our tax positions will be sustained, the final outcome of tax audits and related litigation may differ materially from the tax amounts recorded in our consolidated financial statements, which could have a material adverse effect on our consolidated results of operations, financial condition and cash flows.

## RISKS RELATED TO SUPPLY AND MANUFACTURING

**Our future results are subject to the risk that purchased components and materials are unavailable or available at excessive cost due to material shortages, tariff changes, excessive demand, currency fluctuation, inflationary pressure and other factors.**

We depend on various components, materials and services from supply chain partners to manufacture our products. It is possible that any of our supplier relationships could be terminated or otherwise disrupted, or that our suppliers may be unable to timely deliver quality components, materials or services to us. Any sustained interruption in our receipt of adequate supplies or services could have a material adverse effect on our business, results of operations and financial condition. Our inability to successfully manage price fluctuations or delays due to market demand, unavailability, currency risks or material shortages, or future price fluctuations (whether due to inflationary pressures, tariffs or otherwise) could have a material adverse effect on our business and our consolidated results of operations and financial condition.

**Our plans to continue to improve productivity, execute restructuring programs (such as to improve profitability), reduce complexity, and meet other operating objectives may not be successful, which could adversely affect our ability to compete.**

MSA periodically evaluates the efficiency of our business, which may result in changes to the way that we operate. MSA runs the risk that these activities and similar initiatives may not be completed substantially as planned, may be more costly to implement than expected, or may not result in the efficiencies or cost savings anticipated. In addition, if not properly managed, these initiatives could cause disruptions in our day-to-day operations and have a negative impact on MSA's financial results. It is also possible that other major productivity and streamlining programs may be required in the future.

**We are subject to risks related to various U.S. and foreign climate regulations and any changes in these regulations related to climate disclosure and penalties for non-compliance could adversely affect our results of operations.**

The issue of climate variability is receiving increasing attention nationally and worldwide. Some scientific experts are predicting a worsening of weather volatility in the future associated with climate variability. Climate changes that have significant physical effects, such as increased frequency and severity of storms, floods, wildfires, droughts and other climatic events, could have an adverse effect on our supply chain, our business and our consolidated results of operations and financial condition.

Moreover, our operations (and the operations of many of our key suppliers) emit greenhouse gases directly. Restrictions on emissions of methane or carbon dioxide that may be imposed could adversely impact the demand for, price of and value of our products and reserves. For example, current and future laws or regulations limiting such emissions could increase our own costs. As the legal and regulatory environment continues to evolve, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business.

## RISKS RELATED TO ECONOMIC, MARKET AND COMPETITIVE CONDITIONS

**Unfavorable economic and market conditions could materially and adversely affect our business, results of operations and financial condition.**

We are subject to risks arising from adverse changes in global economic conditions. We have significant operations in a number of countries outside the U.S., including some in emerging markets. Long-term economic uncertainty in some of the regions of the world in which we operate, such as Asia Pacific, Latin America, the Middle East and Europe, could result in declines in revenue, profitability and cash flow due to reduced orders, payment delays, supply chain disruptions or other factors caused by the economic challenges faced by our customers, suppliers, and other business partners.

A portion of MSA's sales are made to customers in the energy market. It is possible that volatility in the energy market, whether related to economic, climate-related energy policy, geopolitical tensions or events, or other conditions, could negatively impact our business and could result in declines in our consolidated results of operations and cash flow.

**Pandemics or disease outbreaks may cause unfavorable economic or market conditions which could impact demand patterns and/or disrupt global supply chains and manufacturing operations. Collectively, these outcomes could materially and adversely affect our business, results of operations and financial condition.**

Pandemics or disease outbreaks could result in a widespread health crisis that could adversely affect the economies of developed and emerging markets, potentially resulting in an economic downturn that could affect customers' demand for our products and solutions in certain industrial-based end markets. The spread of pandemics or disease outbreaks may also disrupt the Company's manufacturing operations, supply chain, or logistics necessary to import, export and deliver products and solutions to our customers. During a pandemic or crisis, applicable laws and response directives could, in some circumstances, result in skilled labor impacts including voluntary attrition or difficulty finding labor, or otherwise adversely affect our ability to operate our plants, obtain inputs from suppliers, or to deliver our products in a timely manner. Some laws and directives may also hinder our ability to move certain products across borders. Economic conditions can also influence order patterns. These factors could negatively impact our consolidated results of operations and cash flow.

**A reduction in the spending patterns of government customers, prolonged or recurring government shutdowns or reductions in government staffing, or delays in obtaining government approval for our products and solutions could materially and adversely affect our net sales, earnings and cash flow.**

The demand for our products and solutions sold to the fire service market, the homeland security market and other government customers is, in large part, driven by available government funding. Government budgets are set annually, and we cannot assure that government funding will be sustained at similar levels in the future. A significant reduction in available government funding or staffing could result in declines in our consolidated results of operations and cash flow. Moreover, our operations rely on timely interactions with government agencies, including but not limited to those that govern our product and regulatory approvals, and prolonged or recurring government shutdowns or staffing reductions could negatively impact our consolidated results of operations and cash flow or regulatory approvals and compliance functions.

**The markets in which we operate are highly competitive, and some of our competitors have greater financial and other resources than we do. The competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition.**

The safety products and solutions market is highly competitive, with participants ranging in size from small companies focusing on single types of safety products, to large multinational corporations that manufacture and supply many types of safety products and solutions among other lines of business. Our main competitors vary by region and product. We believe that participants in this industry compete primarily on the basis of product characteristics (such as functional performance, technology, cost of ownership, comfort, design and style), price, service and delivery, integrated solutions, customer support, the ability to meet the special requirements of customers, brand name trust and recognition, purchasing options, and e-business capabilities. Some of our competitors have greater financial and other resources than we do, and our business could be adversely affected by competitors' new product innovations, technological advances made to competing products and solutions and pricing changes made by us in response to competition from existing or new competitors. We may not be able to compete successfully against current and future competitors, and the competitive pressures faced by us could have a material adverse effect on our business, consolidated results of operations and financial condition. In addition, digital commerce continues to evolve and the execution of a successful strategy involves significant time, investment and resources. If we are unable to successfully expand digital commerce capabilities in support of our customer needs, our brands may lose market share, which could negatively impact revenue and profitability.

**RISKS RELATED TO NEW AND ADJACENT INITIATIVES**

**Our plans to improve future profitability through restructuring programs may not be successful and could lead to unintended consequences.**

We have incurred and may incur restructuring charges primarily related to severance costs for staff reductions associated with initiatives to drive profitable growth and right size our operations from year to year. Our cost structure in future periods is somewhat dependent upon our ability to maintain increased productivity without backfilling certain positions. If our programs are not successful, there could be a material adverse effect on our business and consolidated results of operations.

**Our inability to successfully identify, consummate and integrate current and future acquisitions or to realize anticipated cost savings and other benefits could adversely affect our business. Additionally, divestitures may expose us to alleged potential liabilities which could adversely affect our business.**

One of our operating strategies is to selectively pursue acquisitions. Any future acquisitions will depend on our ability to identify suitable acquisition candidates and successfully consummate such acquisitions. Acquisitions involve a number of risks including:

- failure of the acquired businesses to achieve the results we expect;

- diversion of our management's attention from operational matters;

- our inability to retain key personnel of the acquired businesses;

- risks associated with unanticipated or underestimated events or liabilities;

- negative impacts due to evolving legal or regulatory landscape;

- potential disruption of our existing business; and

- customer dissatisfaction or performance problems at the acquired businesses.

If we are unable to integrate or successfully manage businesses that we have recently acquired or may acquire in the future, we may not realize anticipated cost savings, improved manufacturing efficiencies and increased revenue, which may result in material adverse short and long-term effects on our consolidated operating results, financial condition and liquidity. Even if we are able to integrate the operations of our acquired businesses into our operations, we may not realize the full benefits of the cost savings, revenue enhancements or other benefits that we may have expected at the time of acquisition. In addition, even if we achieve the expected benefits, we may not be able to achieve them within anticipated time frames, and such benefits may be offset by costs incurred in integrating the acquired companies and increases in other expenses.

We have also divested businesses and may consider divesting businesses in the future. Divestiture risks relate to our ability to find appropriate purchasers, execute transactions on favorable terms and avoid transaction-related disputes, separate divested business operations with minimal impact to our remaining operations, and effectively manage any transitional service arrangements. Any of these factors could materially and adversely affect our consolidated results of operations and financial condition.

**If we fail to introduce successful new products or solutions or extend our existing portfolio, we could lose our market position and our financial performance could be materially and adversely affected.**

In the safety products and solutions market, there are frequent introductions of new products, product line extensions, and related technologies and solutions. If we are unable to identify emerging customer and technological trends, maintain and improve the competitiveness of our products and solutions and introduce new ones, we may lose our market position, which could have a material adverse effect on our business, financial condition and results of operations. We continue to invest significant resources in research and development and market research, which includes the development of software platforms for our connected products and solutions. However, continued product and/or service development and marketing efforts are subject to the risks inherent in the development process. These risks include delays, the failure of new products, product line extensions, and related solutions to achieve anticipated levels of market acceptance, disruptive products, technologies and services introduced by competitors, and the risk of failed product introductions.

**RISKS RELATED TO CYBERSECURITY OR MISAPPROPRIATION OF OUR CRITICAL INFORMATION**

**A failure of our information systems or a cybersecurity breach could materially and adversely affect our business, results of operations and financial condition.**

The proper functioning and security of our information systems is critical to the operation and reputation of our business. This also includes the systems that support and operate our GRID, FireGRID, and similar connected products and product platforms. Our information systems may be vulnerable to damage or disruption from natural or man-made disasters, computer viruses, power losses or other system or network failures. In addition, hackers, cyber-criminals and other persons could attempt to gain unauthorized access to our information systems with the intent of harming the Company, harming our information systems or obtaining sensitive information such as intellectual property, trade secrets, financial and business development information, and customer- and vendor-related information. To date, we have not experienced any known material breaches or material losses related to cyber-attacks. If our information systems or security fail, or if there is any compromise or breach of our security, it could disrupt our operations, impair our data and/or data access, and/or result in a violation of applicable data protection, data security and other laws. Such a failure could also include legal and financial exposure, remediation costs, negative impacts on our customers' willingness to transact business with us, or a loss of confidence in our security measures, which could have an adverse effect on our business, our reputation and our consolidated results of operations and financial condition.

From time to time, we have experienced attempts on our information systems by unauthorized outside parties. Because the techniques used by computer hackers and others to access or sabotage networks continually evolve and generally are not recognized until launched against a target, we may be unable to anticipate, prevent or detect these attacks. As a result, the impact of any future incident cannot be predicted, including the failure of our information systems or misappropriation of our technologies and/or processes. Any such system failure or loss of such information could harm our competitive position or cause us to incur significant costs to remedy the damages caused by the incident. We have taken steps and incurred costs to further strengthen the security of our information systems and continue to assess, maintain and enhance the ongoing effectiveness of our information security systems. While we attempt to mitigate the aforementioned risks by employing a number of measures, including employee training, monitoring of our networks and systems, and maintenance of backup and protective systems, our systems, networks, facilities, business partners, including third party providers, and associates remain potentially vulnerable to advanced persistent threats. We cannot assure that ongoing improvements to our infrastructure and cybersecurity programs will be sufficient to prevent or limit the damage from any future cyber-attack or disruption to our information systems, even with mitigation protocols and available insurance. It is therefore possible that we may suffer a cyber-attack with a material breach or material loss, unauthorized parties may gain access to personal information in our possession and we may not be able to identify any such incident in a timely manner.

**Our continued success depends on our ability to protect our intellectual property. If we are unable to protect our intellectual property, our business could be materially and adversely affected.**

Our success depends, in part, on our ability to obtain and enforce patents, maintain trade secret protection and know-how and operate without infringing on the proprietary rights of third parties**.** We have been issued patents and have registered trademarks with respect to many of our products, but our competitors could independently develop similar or superior products or technologies, duplicate any of our designs, trademarks, processes or other intellectual property or design around any processes or designs on which we have or may obtain patents or trademark protection. In addition, it is possible that third parties may have, or will acquire, licenses for patents or trademarks that we may use or desire to use, so that we may need to acquire licenses to, or to contest the validity of, such patents or trademarks of third parties. Such licenses may not be made available to us on acceptable terms, if at all, and we may not prevail in contesting the validity of third-party rights.

We also protect trade secrets, know-how and other confidential information against unauthorized use by others or disclosure by persons who have access to them, such as our employees, through contractual arrangements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Our inability to maintain the proprietary nature of our technologies could have a material adverse effect on our consolidated results of operations and financial condition.

**RISKS RELATED TO HUMAN CAPITAL MANAGEMENT**

**If we lose any of our key personnel or are unable to attract, train and/or retain qualified employees for our global workforce or properly plan the succession of senior management, our ability to manage our business and continue our growth could be negatively impacted.**

Our success depends in large part on the continued contributions of our key personnel within our global workforce, many of whom are highly skilled and would be difficult to replace. Our success also depends on the abilities of personnel to function effectively, both individually and as a group. We compete with other companies both within and outside of our industry in a highly competitive labor market to hire new personnel with a variety of capabilities in the many countries in which we design, manufacture and market our products and solutions.

We also invest resources and time to develop and retain our employees' skills and competencies. We could experience unplanned or increased turnover of employees, face challenges attracting or retaining qualified employees, fail to develop adequate succession plans for leadership positions, or fail to hire and retain a workforce with the skills and in the locations we need to operate and grow our business. We could also fail to attract and develop personnel with key emerging capabilities that we need to continue to respond to changing end user and customer needs and grow our business, including skills in the areas of manufacturing, engineering, sales, service, and various functional support areas. Occurrence of any of these conditions could deplete our institutional knowledge base, erode our competitiveness and hinder our strategic planning and execution including the successful implementation and completion of our company initiatives. The loss of any key employee could result in significant disruptions to our operations, including increased costs and time of training, replacement and integration, adversely affecting the timeliness of product releases, the effectiveness of our disclosure controls and procedures, our internal control over financial reporting, and the results of our operations. We are also subject to the negative effects of labor shortages affecting our third-party partners and service providers.

Additionally, failure to achieve and maintain a diverse workforce, compensate our employees competitively and fairly, maintain a safe and inclusive environment or promote the well-being of our employees could affect our reputation and result in lower performance and an inability to retain valuable employees.

**RISKS RELATED TO DOING BUSINESS INTERNATIONALLY**

**We have significant international operations, are subject to the risks of doing business in foreign countries and global supply chains, and may be impacted by external factors including those we may be unable to control.**

We have business operations in more than 40 international locations. In 2025, approximately 50% of our net sales were made by operations located outside the United States. There is a high level of uncertainty surrounding future global economic conditions due to a number of factors, such as geopolitical uncertainty, including the international impacts of ongoing wars, civil conflict and terrorism, commodity market volatility, potential changes to international trade agreements, the imposition of tariffs and the threat of additional tariffs, natural disasters, pandemics and public health events. We also rely on global supply chains or otherwise source critical components and raw materials from suppliers based in foreign countries, which at times are used in manufacturing operations across our global footprint. In certain cases, components could be sole sourced or otherwise not easily substituted due to the highly regulated or complex nature of our products. Therefore, our operations and sourcing strategies could face supply shortages, supplier or sourcing delays, transportation disruptions, changes in customer demand, or disruption, which could have a material adverse effect on our business, consolidated results of operations and financial condition. As a result of our operations outside the United States, we are subject to certain additional inherent risks including the following:

- Scarcity or unavailability of parts and components necessary to manufacture our products;

- unexpected changes in regulatory requirements;

- changes in trade policy or tariff regulations;

- changes in tax laws and regulations;

- unintended consequences due to changes to the Company's legal structure;

- additional valuation allowances on deferred tax assets due to an inability to generate sufficient profit in certain foreign jurisdictions;

- intellectual property protection difficulties or intellectual property theft;

- difficulty in collecting accounts receivable;

- complications in complying with a variety of foreign laws and regulations, some of which may conflict with U.S. laws;

- foreign privacy laws and regulations that impede our ability to effectively do business;

- trade sanctions and embargoes;

- nationalization and expropriation of assets (or laws that effectively result in the same);

- lack of effective compliance with MSA's anti-bribery policy, the U.S. Foreign Corrupt Practices Act, and similar anti-corruption and anti-bribery laws in the countries where the Company does business;

- the need to take extra security precautions for our international operations;

- risks associated with restricted or delayed access to capital markets on acceptable terms necessary to execute our business strategy, fund operations, refinance existing indebtedness, and pursue strategic opportunities;

- costs and difficulties in managing culturally and geographically diverse international operations; and

- risks associated with disruptive political events and related legal and economic uncertainty.

Any one or more of these risks could have a negative impact on the success of our global operations and, thereby, have a material adverse effect on our business, consolidated results of operations and financial condition.

**Because we derive a significant portion of our sales from the operations of our foreign subsidiaries, future currency exchange rate fluctuations could adversely affect our results of operations and financial condition and could affect the comparability of our results between financial periods.**

Our operations outside of the United States account for a significant portion of our net sales. The results of our foreign operations are generally reported in local currency and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The exchange rates between some of these currencies and the U.S. dollar have fluctuated significantly in recent years and may continue to do so in the future. A weakening of the currencies in which sales are generated relative to the currencies in which costs are denominated would decrease our results of operations and cash flow. Although the Company uses instruments to hedge certain foreign currency risks, these hedges only offset a portion of the Company's exposure to foreign currency fluctuations.

In addition, because our consolidated financial statements are stated in U.S. dollars, such fluctuations may affect our consolidated results of operations and financial position, and they may affect the comparability of our results between financial periods. Our inability to effectively manage our exchange rate risks or any volatility in currency exchange rates could have a material adverse effect on our business, consolidated results of operations and financial condition.

**We benefit from free trade laws and regulations, such as the United States-Mexico-Canada Agreement and any changes to these laws and regulations could adversely affect our results of operations.**

Existing free trade laws and regulations, such as the United States-Mexico-Canada Agreement, provide certain beneficial duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. Changes in laws or policies governing the terms of foreign trade and, in particular, increased trade restrictions, tariffs or taxes on imports from countries where we manufacture products, such as China and Mexico, could have a material adverse effect on our business, consolidated results of operations and financial condition.

**GENERAL RISK FACTORS**

**Damage to the reputation of MSA or to one or more of our Company brands could adversely affect our business.**

Developing and maintaining our reputation, as well as the reputation of our brands, is a critical factor in our relationship with customers, distributors, end users, suppliers, associates, and others. Our inability to address negative publicity or other issues, including concerns about product safety or quality, real or perceived, could negatively impact our business which could have a material adverse effect on our business, consolidated results of operations and financial condition.

**If our goodwill, other intangible assets and long-lived assets become impaired, we may be required to record significant non-cash charges to earnings.**

We review our long-lived assets for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Goodwill and indefinite-lived intangible assets are required to be assessed for impairment at least annually. Factors that may be considered a change in circumstances, indicating that the carrying amount of our goodwill, indefinite-lived intangible assets or long-lived assets may not be recoverable, include slower growth rates in our markets, reduced expected future cash flows, increased country risk premiums as a result of political uncertainty and a decline in stock price and market capitalization. We consider available current information when calculating our impairment charge. If there are indicators of impairment, our long-term cash flow forecasts for our operations deteriorate or discount rates increase, we may be required to recognize additional non-cash charges in later periods. See Note 14—Goodwill and Intangible Assets of the consolidated financial statements in Part II Item 8 of this Form 10-K for the carrying amounts of goodwill in each of our reportable segments and details on indefinite-lived intangible assets that we hold.

**Failure to effectively harness and/or protect Company data or to incorporate, or improperly incorporating, Artificial Intelligence (AI) could damage our business.**

New and emerging technologies, including Generative AI, bring opportunities and risks, and the implications of using (or not using) these technologies continue to rapidly change. Our business is subject to and impacted by these technological advances, and the failure to effectively and/or lawfully deploy these technologies may impact the Company's business. To remain competitive, we review and enhance our products and solutions against new technologies, including exploring the use of Generative AI. If we fail to anticipate or respond to technological advancements appropriately, the demand for our products and solutions may be diminished. If the Company fails to build and implement an effective data strategy or to procure, adopt, or use new technologies in a way that is efficient and additive to our business, it may have an adverse effect on our business, consolidated results of operations or financial condition. Conversely, there are risks that using new technologies could result in inadvertent data loss or disclosure (including but not limited to confidential information), biased algorithms, heightened regulatory compliance obligations, over-dependence, inaccurate, misleading or incomplete outputs, data privacy and cybersecurity risks, ethical concerns, intellectual property risks, and other risks that could lead to reputational harm or have an adverse effect on our business, consolidated results of operations or financial condition.

**Risks related to our defined benefit pension and other post-retirement plans could adversely affect our results of operations and cash flow.**

Significant changes in actual investment return on pension assets, discount rates, and other factors could adversely affect our results of operations and pension contributions in future periods. U.S. generally accepted accounting principles require that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial markets and interest rates, which may change based on economic conditions. Funding requirements for our pension plans may become more significant. However, the ultimate amounts to be contributed are dependent upon, among other things, interest rates, underlying asset returns and the impact of legislative or regulatory changes related to pension funding obligations. For further information regarding our pension plans, refer to Note 16—Pensions and Other Post-retirement Benefits of the consolidated financial statements in Part II Item 8 of this Form 10-K.

**If we fail to meet our debt service requirements or the restrictive covenants in our debt agreements or if interest rates increase, our results of operations and financial condition could be materially and adversely affected.**

We have a substantial amount of debt upon which we are required to make scheduled interest and principal payments and we may incur additional debt in the future. A significant portion of our debt bears interest at variable rates that may increase in the future.

Our debt agreements require us to comply with certain restrictive covenants. If we are unable to generate sufficient cash to service our debt or if interest rates increase, our consolidated results of operations and financial condition could be materially and adversely affected. Additionally, a failure to comply with the restrictive covenants contained in our debt agreements could result in a default, which if not waived by our lenders, could substantially increase borrowing costs and require accelerated repayment of our debt. Please refer to Note 13—Long-Term Debt of the consolidated financial statements in Part II Item 8 of this Form 10-K for commentary on our compliance with the restrictive covenants.

Any period of interest rate increases may adversely affect our ability to obtain new financing or to refinance existing debt on terms the Company deems attractive, the cost of such financing, exchange rates, and our profitability, which in turn may have a material adverse effect on our liquidity and capital resources. As of December 31, 2025, we had $285.3 million of variable rate borrowings on a term loan under our revolving credit facility. A 50 basis point increase or decrease in interest rates could result in $1.9 million of additional interest expense.

**Item 1B. Unresolved Staff Comments**

None.

**Item 1C. Cybersecurity**

**Risk Management and Strategy**

*Managing Material Risks & Integrated Overall Risk Management*

We assess, identify, and manage our cybersecurity risks by employing several processes, including conducting employee training, monitoring and testing our networks and systems, responding to vulnerability and threat assessments, and maintaining and refreshing backup and protective systems. Cybersecurity risk management is also a component of our overall Enterprise Risk Management ("ERM") program. Both the cybersecurity risk management component of the ERM program and associated risk management plans, including risk mitigation, are reviewed at regular intervals and updated as needed. Related reporting to management occurs on a routine basis, and the Board of Directors is updated through an established cadence via the Board's Audit Committee and the full Board.

The Company has an information security policy, and it provides cybersecurity training to employees on a recurring basis throughout the year. As part of our processes, employees are trained on how to identify and report potential cybersecurity threats. The Company also engages in an ongoing process of risk assessments to identify and mitigate cybersecurity threats. This includes a vulnerability management program where such risks are identified, classified, and addressed. The Company conducts cybersecurity exercises to enhance mitigating controls and incident response preparedness. The Company also has incident response plans in place to address contingencies in the event of a cybersecurity incident.

*Engage Third Parties on Risk Management*

As part of our cybersecurity risk management process, MSA engages a range of third parties, including consultants, advisors, and auditors, to assist with security and maturity assessments, security operations, employee training and awareness, compliance, penetration testing, network and endpoint monitoring, threat intelligence, and our vulnerability management platform. These relationships enable us to access specialized knowledge and insights with respect to our cybersecurity strategies and processes.

*Oversee Third-Party Risk*

We are aware of risks associated with third-party service providers, and the Company employs a third-party risk management program that includes a systematic evaluation of potential risks associated with engaging third-party vendors, suppliers or partners that may have access to Company sensitive information, systems, or networks. This process is also intended to provide for the security and integrity of the Company's data that may be stored on third-party systems. The process identifies and addresses potential security vulnerabilities, safeguarding Company information assets and reducing the overall risk of cyber threats. The Company's assessments begin during the onboarding of third parties and may continue throughout the relationship, based upon an assessment of third-party risk. Those assessments also include Company audit rights, third-party notification obligations, and security requirements for the retention of Company data. The Company maintains a team consisting of employees, contractors and consultants to oversee this process.

*Risks from Cybersecurity Threats*

From time to time, we have experienced attempts by unauthorized parties to access or disrupt our information technology systems. To date, we have not experienced any known material breaches or material losses related to cyber-attacks. However, a failure of our information systems or a cybersecurity breach could materially and adversely affect our business, results of operations and financial condition. See Item 1A, "Risks related to Cybersecurity or Misappropriation of Our Critical Information."

**Governance**

*Board of Directors Oversight*

The Audit Committee and the Board of Directors oversee and periodically review the design and effectiveness of the Company's cybersecurity program, as well as its contingency plans. On an established cadence, the Audit Committee and the Board of Directors are briefed by the Chief Information Security Officer ("CISO") on the status and progress of the cybersecurity program, as well as on direct or emerging threats to the Company, program maturity and strategy, and third-party risk management. Additionally, the Board of Directors receives ERM program briefings that include cybersecurity risks.

*Management's Role Managing Risk*

Company management is directly involved in assessing and managing risks from cybersecurity threats. The Company employs a CISO with substantial program management experience, along with a team of cybersecurity and IT professionals. The CISO reports to the Chief Information Officer. The Chief Information Officer reports to the Senior Vice President and Chief Product and Technology Officer, who is a member of the Company's Executive Leadership Team. Additionally, the CISO reports regularly on the cybersecurity program, including risks and mitigation, to the Cybersecurity Executive Steering Body. The Cybersecurity Executive Steering Body provides strategic oversight and is responsible for guiding and aligning organizational efforts to manage risks associated with cybersecurity threats. It is intended to ensure comprehensive risk management, effective policy development, and coordinated response measures to safeguard sensitive information and technology assets.

The Cybersecurity Executive Steering Body includes members of the Executive Leadership Team, among other senior managers, including cross-functional representation from Cybersecurity, Product and Technology, Law, Finance, and Operations departments. Collectively, the Cybersecurity Executive Steering Body has decades of enterprise risk management experience, including cybersecurity risk management.

*Monitor Cybersecurity Incidents*

The Company's cybersecurity incident response plan provides a structured approach to prevent, detect, manage and mitigate a cybersecurity incident. Primary goals are to minimize harm to information technology systems and Company information, reduce recovery time, and ensure the continuity of operations. Internal resources manage and execute the Company's cybersecurity incident response plan with the support of retained external advisors. Plan testing and assessments occur to provide for the ongoing effectiveness against evolving threats. Pursuant to the plan, communication channels and escalation protocols are also maintained to engage and inform internal stakeholders – such as the Cybersecurity Executive Steering Body, corporate crisis management team, and other members of the Executive Leadership Team – of how incidents are prevented, detected, mitigated, and remediated.

The Company's measures to prevent and detect cyber security incidents include continuous monitoring of Company networks by a security operations team that includes a third-party managed security operations center. Employees throughout the Company are trained to report cybersecurity threats as they are identified. If an incident or suspected incident is reported, the cybersecurity team evaluates it for various factors, including severity and immediacy, pursuant to the Company's cybersecurity incident response plan.

*Reporting to Board of Directors*

The CISO regularly informs the Cybersecurity Executive Steering Body of cybersecurity risks and incidents. Accordingly, the highest levels of management are informed of the cybersecurity position and risks, and significant cybersecurity matters are elevated to the Audit Committee of the Board of Directors.

## Item 2. Properties

Our principal executive offices are located at 1000 Cranberry Woods Drive, Cranberry Township, PA, United States. We own or lease our primary facilities. Our primary manufacturing locations in the Americas segment are located in Cranberry Township, PA; Jacksonville, NC; Murrysville, PA; New Kensington, PA; Pittsfield, NH,; and Querétaro, Mexico, and our primary distribution center is located in New Galilee, PA. The primary manufacturing locations in the International segment are located in Berlin, Germany; Bristol, United Kingdom; Ratingen, Germany; Châtillon-sur-Chalaronne, France; Galway, Ireland; Chelalate, Morocco; Suzhou, China and Aach, Germany. Our primary research and development centers are located in Berlin, Germany; Cranberry Township, PA; Suzhou, China; Johannesburg/Cape Town, South Africa; and Châtillon-sur-Chalaronne, France.

We believe that all of our facilities, including the manufacturing facilities, are in good repair and in suitable condition for the purposes for which they are used.

## Item 3. Legal Proceedings

Please refer to Note 21—Contingencies to the consolidated financial statements in Part II Item 8 of this Form 10-K.

## Item 4. Mine Safety Disclosures

Not applicable.

**Information about our Executive Officers**

The following sets forth the names and ages of our executive officers as of February 12, 2026:

| Name | Age | Title |
|------|-----|-------|
| Steven C. Blanco[a] | 59 | President and Chief Executive Officer since May 2024. |
| Julie A. Beck[b] | 63 | Sr. Vice President, Chief Financial Officer and Treasurer since August 2025. |
| David J. Howells[c] | 69 | Sr. Vice President and President, International since June 2024. |
| Richard W. Roda[d] | 53 | Vice President, Secretary and Chief Legal Officer since June 2023. |
| Stephanie L. Sciullo[e] | 41 | Sr. Vice President and President, Americas since June 2023. |

a. Prior to his present position, Mr. Blanco served as President and Chief Operating Officer since June 2023; Sr. Vice President and President, MSA Americas segment since June 2022; and Vice President and President, MSA Americas segment since August 2017.
b. Prior to her present position, Ms. Beck served as Sr. Vice President and Chief Financial Officer of Terex Corp. (a global industrial equipment manufacturer of materials processing machinery, waste and recycling solutions, mobile elevating work platforms and equipment for the electric utility industry) from January 2022 until February 2025, and as Sr. Vice President of Terex Corp. from November 2021 through December 2021; and prior thereto served as Sr. Vice President and Chief Financial Officer of NOVA Chemicals since February 2016.
c. Prior to his present position, Mr. Howells served as Interim President, MSA International since February 2024; Vice President, International Sales and Customer Marketing since August 2021; Vice President and Business Leader EMEA since January 2020; Interim Vice President and General Manager, MEAIRR since September 2019; and prior thereto served as Vice President, Global Distribution Channels since October 2017.
d. Prior to his present position, Mr. Roda served as Deputy General Counsel, Secretary and Chief Compliance Officer since January 2020; and prior thereto served as Associate General Counsel, Corporate Secretary and Chief Compliance Officer since December 2016.
e. Prior to her present position, Ms. Sciullo served as Sr. Vice President and Chief Legal Officer, Corporate Social Responsibility & Public Affairs since June 2022; Vice President and Chief Legal Officer since January 2020; and prior thereto served as Deputy General Counsel since 2016.

**PART II**

## Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "MSA." On February 6, 2026, there were 128 registered holders of our shares of common stock. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held by banks, brokers and other financial institutions.

### Issuer Purchases of Equity Securities

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1 — October 31, 2025 | 12,754 | $ 156.81 | 12,754 | 815,599 |
| November 1 — November 30, 2025 | 224,585 | 158.06 | 224,585 | 573,933 |
| December 1 — December 31, 2025 | 15,941 | 163.09 | 15,313 | 562,481 |

The share repurchase program authorizes up to $200.0 million in repurchases of MSA common stock in the open market and in private transactions. The share repurchase program has no expiration date. The maximum number of shares that may be purchased is calculated based on the dollars remaining under the program and the respective month-end closing share price. We have purchased a total of 667,712 shares, or $109.9 million, since this program's inception. We do not have any other share repurchase programs.

The above shares purchased during the quarter, excluding those related to the share repurchase program, related to stock-based compensation transactions.

**Comparison of Five-Year Cumulative Total Return**

The following paragraph compares the most recent five-year performance of MSA stock with (1) the Standard & Poor's 500 Composite Index, (2) S&P Midcap 400 Index and (3) S&P Midcap 400 Industrials. Because our competitors are principally privately held concerns or subsidiaries or divisions of corporations engaged in multiple lines of business, we do not believe it feasible to construct a peer group comparison on an industry or line-of-business basis. The S&P 500 Composite Index, S&P Midcap 400 Index and the S&P Midcap 400 Industrials, while including corporations both larger and smaller than MSA in terms of market capitalization, is composed of corporations with an average market capitalization similar to us.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN**
**ASSUMES INITIAL INVESTMENT OF $100**

Among MSA Safety Incorporated, the S&P 500 Index, S&P Midcap 400, and S&P Midcap 400 Industrials



Assumes $100 invested on December 31, 2020, in stock or index, including reinvestment of dividends. Fiscal year ending December 31. We have selected in a prior year the S&P Midcap 400 Index as the broad equity market index that includes companies that are of comparable market capitalization to MSA Safety to replace the S&P 500 Index, and as such, the S&P 500 Index shown in the graph above and table below will not be presented in future years.

| | Value at December 31, | | | | | |
| | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|---|
| MSA Safety Incorporated | $ 100.00 | $ 102.15 | $ 98.91 | $ 117.21 | $ 116.36 | $ 113.87 |
| S&P 500 Index | 100.00 | 128.71 | 105.40 | 133.10 | 166.40 | 196.16 |
| S&P Midcap 400 | 100.00 | 124.76 | 108.47 | 126.29 | 143.89 | 154.68 |
| S&P Midcap 400 Industrials | 100.00 | 128.45 | 113.68 | 149.41 | 169.56 | 191.48 |

**Item 6. [Reserved]**

# Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the historical financial statements and other financial information included elsewhere in this annual report on Form 10-K. This discussion may contain forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this annual report entitled "Forward-Looking Statements" and "Risk Factors."

This section generally discusses the results of our operations for the year ended December 31, 2025, compared to the year ended December 31, 2024. For a discussion on the year ended December 31, 2024, compared to the year ended December 31, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 14, 2025.

MSA Safety Incorporated ("MSA") is organized into four geographical operating segments that are aggregated into two reportable segments:  Americas and International. The Americas segment is comprised of our operations in North America and Latin America geographies. The International segment is comprised of our operations of all geographies outside of the Americas. Certain global expenses are allocated to each segment in a manner consistent with where the benefits from the expenses are derived. Please refer to Note 9—Segment Information of the consolidated financial statements in Part II Item 8 of this Form 10-K for further information.

On May 6, 2025, we acquired M&C TechGroup and its affiliated companies ("M&C") in a transaction valued at approximately $189 million, net of cash acquired. Headquartered in Ratingen, Germany, M&C provides a comprehensive range of gas analysis systems that detect, measure and monitor gases in critical environments. M&C's product portfolio includes systems and solutions for gas sampling, gas conditioning, as well as advanced process control. Refer to Note 15—Acquisitions to the consolidated financial statements in Part II Item 8 of this Form 10-K for further information.

**BUSINESS OVERVIEW**

MSA is the global leader in advanced safety products, technology and solutions. Driven by its singular mission of safety, the Company has been at the forefront of safety innovation since 1914, protecting workers and facility infrastructure around the world across a broad range of diverse end markets while creating sustainable value for shareholders.

We tailor our product and solution offerings and distribution strategy to satisfy distinct customer preferences that vary across geographic regions. To best serve these customer preferences, we have organized our business into four geographical operating segments that are aggregated into two reportable segments: Americas and International. In 2025, 67% and 33% of our net sales were made by our Americas and International segments, respectively.

*Americas*. Our largest manufacturing and research and development facilities are located in the United States. We serve our markets across the Americas with manufacturing facilities in the U.S., Mexico and Brazil. Operations in the other countries within the Americas segment focus primarily on sales and distribution in their respective home country markets.

*International*. Our International segment includes companies in Europe, the Middle East and Africa ("EMEA") and the Asia Pacific region. In our largest International subsidiaries (in Germany, France, U.K., Ireland and China), we develop, manufacture and sell a wide variety of products. In China, the products manufactured are sold primarily in China as well as in regional markets. Operations in other International segment countries focus primarily on sales and distribution in their respective home country markets. Although some of these companies may perform limited production, most of their sales are of products manufactured in our plants in Germany, France, the U.S., U.K., Ireland, Mexico, Morocco and China or are purchased from third-party vendors.

*Corporate*. Corporate expenses not allocated to the reportable segments consist of general and administrative expenses incurred in our corporate headquarters, costs associated with corporate development initiatives, legal expense, interest expense, foreign exchange gains or losses and other centrally-managed costs. General and administrative costs and overhead comprise the majority of the corporate related expenses. During the years ended December 31, 2025, and 2024, corporate expenses were $43.4 million and $50.4 million, respectively. The decrease is related to lower professional service fees and variable compensation as well as other discretionary expense management partially offset by inflation.

We leverage the MSA Business System ("MBS") to develop and introduce innovative safety solutions, secure new business opportunities, and operate with greater efficiency. The MBS is our approach to working at our best - at our most efficient and most empowered. It is a combination of behaviors, processes and tools that provide a framework to run the business and continuously improve. Our commitment to MBS has enabled us to drive customer satisfaction and profitable growth while generating significant improvements in operating results.

**Year Ended December 31, 2025, Compared to Year Ended December 31, 2024**

**Net Sales**

| (In millions) | 2025 | 2024 | Dollar Increase | Percent Increase |
|---|---|---|---|---|
| **Consolidated** | **$1,874.8** | **$1,808.1** | **$66.7** | **3.7%** |
| Americas | 1,261.8 | 1,246.6 | 15.2 | 1.2% |
| International | 613.0 | 561.5 | 51.5 | 9.2% |

*Net Sales.* Net sales for the year ended December 31, 2025, were $1.87 billion, an increase of $66.7 million from $1.81 billion for the year ended December 31, 2024. Please refer to the Net Sales table below for a reconciliation of the year over year sales change.

**Net Sales**

| | Year Ended December 31, 2025, versus December 31, 2024 | | |
|---|---|---|---|
| (Percent Change) | Americas | International | Consolidated |
| **GAAP reported sales change** | **1.2%** | **9.2%** | **3.7%** |
| Currency translation effects | 0.3% | (2.8)% | (0.7)% |
| Less: Acquisitions | (1.0)% | (5.0)% | (2.3)% |
| Organic sales change | 0.5% | 1.4% | 0.7% |

Note: Organic sales change is a non-GAAP financial measure. See the "Non-GAAP Financial Measures" section below.

Net sales for the Americas segment were $1.26 billion for the year ended December 31, 2025, an increase of $15.2 million, or 1.2%, compared to $1.25 billion for the year ended December 31, 2024. Organic sales in the Americas segment increased 0.5% compared to the prior year. This increase was driven by double digit growth in detection and a minor increase in industrial PPE partially offset by a decrease in fire service partly due to a shift in Assistance to Firefighters Grant (AFG) funding as well as the 2025 U.S. federal government shutdown. M&C added $13.0 million of sales to the Americas segment during the period.

Net sales for the International segment were $613.0 million for the year ended December 31, 2025, an increase of $51.5 million, or 9.2%, compared to $561.5 million for the year ended December 31, 2024. Organic sales in the International segment increased 1.4% compared to the prior year period. This increase was driven by growth in detection primarily in China and Europe and to a lesser extent industrial PPE partially offset by a modest decline in fire service due to budgetary shifts within key European markets. M&C added $27.9 million of sales to the International segment during the period.

The operating environment continues to be dynamic with an uncertain macroeconomic and geopolitical climate. We expect to generate full-year mid-single digit organic sales growth in 2026. We anticipate ongoing momentum in detection and fall protection as key growth drivers, as well as SCBA, which should benefit, in part, from the timing delays in 2025 that shifted some business to 2026. Furthermore, pricing actions in 2025 and 2026, along with moderate volume growth, should also support our outlook. Overall backlog remains healthy, and we have a solid commercial pipeline. Our overall book-to-bill was slightly below one and above the year-ago period.

Refer to Note 9—Segment Information to the consolidated financial statements in Part II Item 8 of this Form 10-K, for information regarding sales by product category.

*Gross profit.* Gross profit for the year ended December 31, 2025, was $871.1 million, an increase of $10.7 million, or 1.2%, compared to $860.4 million for the year ended December 31, 2024. The ratio of gross profit to net sales was 46.5% in 2025 compared to 47.6% in 2024. The decrease in gross profit margin is primarily related to inflation, transactional foreign currency challenges, tariffs and additional amortization related to the M&C acquisition partially offset by price realization, product mix and improved productivity.

*Selling, general and administrative expenses.* Selling, general and administrative ("SG&A") expenses were $414.3 million for the year ended December 31, 2025, an increase of $19.6 million, or 5.0%, compared to $394.7 million for the year ended December 31, 2024. Selling, general and administrative expenses were 22.1% of net sales in 2025 compared to 21.8% of net sales in 2024. Organic SG&A decreased $8.6 million, or 2.2%, driven primarily by the absence of the net cost for a product related legal matter from the prior year, lower variable compensation, discretionary expense management and lower professional service costs partially offset by inflation and higher sales commission expense on double-digit detection growth.

| Selling, general, and administrative expenses | Year Ended December 31, 2025, versus December 31, 2024 |
|---|---|
| (Percent Change) | Consolidated |
| **GAAP reported change** | **5.0%** |
| Currency translation effects | (0.7)% |
| Less: Acquisitions and related strategic transaction costs | (6.5)% |
| Organic change | (2.2)% |

Note: Organic SG&A change is a non-GAAP financial measure. See the "Non-GAAP Financial Measures" section below.

***Research and development expense.*** Research and development expense was $65.3 million for the year ended December 31, 2025, a decrease of $1.2 million, or 1.8%, compared to $66.5 million for the year ended December 31, 2024. Research and development expense was 3.5% of net sales in 2025, compared to 3.7% of net sales in 2024.

We capitalized $14.9 million and $13.0 million of software development costs during the years ended December 31, 2025, and 2024, respectively. Amortization expense for capitalized software development cost of $12.0 million and $11.3 million during the years ended December 31, 2025, and 2024, was recorded in costs of products sold on the Consolidated Statements of Income. Refer to Note 1—Significant Accounting Policies of the consolidated financial statements in Part II Item 8 of this Form 10-K for further details regarding our software development costs.

MSA remains committed to dedicating significant resources to research and development activities, including the development of technology-based safety solutions. As we continue to invest a significant portion of our new product development into technology-based safety solutions, we anticipate that the historical relationship of research and development expense to net sales will continue to evolve; however, we do not anticipate reductions in the relative level of total spend on research and development activities on an annual basis. Total spend on both software development and research and development activities was $80.2 million and $79.5 million during the years ended December 31, 2025, and 2024.

***Restructuring charges.*** During the year ended December 31, 2025, the Company recorded restructuring charges of $3.9 million primarily related to initiatives to right-size the organization in response to macroeconomic conditions and ongoing initiatives to optimize our manufacturing footprint and improve productivity. This compared to restructuring charges of $6.4 million during the year ended December 31, 2024, primarily related to our ongoing initiatives to optimize our manufacturing footprint and improve productivity as well as management restructuring. We remain focused on executing programs to optimize our cost structure.

***Currency exchange.*** Currency exchange losses were $15.8 million during the year ended December 31, 2025, compared to $3.6 million during the year ended December 31, 2024. In 2025 and 2024, we recognized non-cash net cumulative translation gains of $0.8 million and $1.2 million, respectively, associated with certain foreign subsidiaries. The remaining currency exchange activity for both periods related primarily to foreign currency exposure on unsettled inter-company balances and recognized exchange loss for our Argentina affiliate operating in a hyper-inflationary environment.

Refer to Note 19—Derivative Financial Instruments of the consolidated financial statements in Part II Item 8 of this Form 10-K for information regarding our currency exchange rate risk management strategy.

***GAAP operating income.*** Consolidated operating income for the year ended December 31, 2025, was $371.8 million compared to $389.2 million for the year ended December 31, 2024. The decrease in operating results was primarily driven by increased SG&A expenses and currency exchange losses, partially offset by higher sales and lower restructuring charges as discussed further above.

***Adjusted operating income.*** Americas adjusted operating income for the year ended December 31, 2025, was $364.8 million, a decrease of $15.3 million, or 4%, compared to $380.1 million for the year ended December 31, 2024. The decrease in adjusted operating income is attributable to lower gross profit and higher SG&A expenses.

International adjusted operating income for the year ended December 31, 2025, was $93.3 million, an increase of $8.7 million, or 10%, compared to adjusted operating income of $84.6 million for the year ended December 31, 2024. The increase in adjusted operating income is primarily attributable higher sales volumes, including the contribution from M&C, and discretionary cost management partially offset by higher SG&A expense due to inflationary pressures.

Corporate expenses for the year ended December 31, 2025, were $43.4 million, a decrease of $7.0 million, or 14%, compared to $50.4 million for the year ended December 31, 2024, driven by lower professional service fees and variable compensation as well as other discretionary expense management partially offset by inflation.

The following tables represent a summary of adjusted operating income (loss), adjusted operating margin %, adjusted EBITDA and adjusted EBITDA %. Adjusted operating margin % is calculated as adjusted operating income divided by net sales and adjusted EBITDA margin % is calculated as adjusted EBITDA divided by net sales.

| (In thousands) | Americas | International | Total Reportable Segments | Corporate | Consolidated |
|---|---|---|---|---|---|
| **Year ended December 31, 2025** | | | | | |
| Net sales | $ 1,261,841 | $ 612,973 | $ 1,874,814 | | $ 1,874,814 |
| GAAP operating income | | | | | 371,818 |
| Adjusted operating income (loss) | 364,758 | 93,252 | 458,010 | (43,412) | 414,598 |
| Adjusted operating margin % | 28.9 % | 15.2 % | 24.4 % | | |
| Adjusted EBITDA | 404,646 | 111,677 | 516,323 | (43,412) | 472,911 |
| Adjusted EBITDA % | 32.1 % | 18.2 % | 27.5 % | | |
| **Year ended December 31, 2024** | | | | | |
| Net sales | $ 1,246,641 | $ 561,499 | $ 1,808,140 | | $ 1,808,140 |
| GAAP operating income | | | | | 389,177 |
| Adjusted operating income (loss) | 380,086 | 84,571 | 464,657 | (50,385) | 414,272 |
| Adjusted operating margin % | 30.5 % | 15.1 % | 25.7 % | | |
| Adjusted EBITDA | 419,183 | 99,753 | 518,936 | (49,505) | 469,431 |
| Adjusted EBITDA % | 33.6 % | 17.8 % | 28.7 % | | |

Note: Adjusted operating income (loss), adjusted operating margin %, adjusted EBITDA and Adjusted EBITDA margin % are non-GAAP financial measures and operating ratios derived from non-GAAP financial measures. Refer to Note 9—Segment Information to the consolidated financial statements in Part II Item 8 of this Form 10-K for reconciliation of total adjusted operating income from reportable segments to income before income taxes and table below for reconciliation of adjusted EBITDA to net income. See also the "Non-GAAP Financial Information" section below.

A reconciliation of total adjusted EBITDA and total adjusted operating income from reportable segments to net income is presented in the following table:

| | Year ended December 31, | |
|---|---|---|
| (In thousands) | 2025 | 2024 |
| Adjusted EBITDA from reportable segments | $ 516,323 | $ 518,936 |
| Less: | | |
|    Depreciation and amortization | 58,313 | 54,279 |
| Adjusted operating income from reportable segments | $ 458,010 | $ 464,657 |
| Less: | | |
|    Corporate expenses | 43,412 | 50,385 |
|    Currency exchange losses, net | 15,801 | 3,638 |
|    Acquisition-related amortization | 12,615 | 9,174 |
|    Restructuring charges (Note 4) | 3,897 | 6,397 |
|    Net cost for product-related legal matter | — | 5,000 |
|    Transaction costs[a] | 10,467 | 886 |
| GAAP operating income | $ 371,818 | $ 389,177 |
| Less: | | |
|    Interest expense | 31,799 | 36,889 |
|    Other income, net (Note 17) | (26,379) | (22,718) |
| Income before income taxes | 366,398 | 375,006 |
| Provision for income taxes (Note 11) | 87,474 | 90,039 |
| Net income | $ 278,924 | $ 284,967 |

[a] Transaction costs include advisory, legal, accounting, valuation, and other professional or consulting fees incurred during our evaluation of or in connection with acquisitions and divestitures. These costs are included in Selling, general and administrative expense in the Consolidated Statements of Operations.

***Total other expense, net.*** Total other expense, net, for the year ended December 31, 2025, was $5.4 million, a decrease of $8.8 million compared to $14.2 million for the year ended December 31, 2024, driven primarily by decreased interest expense related to lower interest rates as well as increased pension income driven by a higher expected rate of return. We expect total interest expense for 2026 to be in the range of $28 million to $31 million. This decrease for 2026 is primarily related to significant long-term debt payments made during 2025. We expect non-cash pension and other post-retirement benefits income to increase by $4 million to $5 million compared to 2025.

***Income taxes.*** The reported effective tax rate for the year ended December 31, 2025, was 23.9% compared to 24.0% for the year ended December 31, 2024. The decrease from the prior year was primarily driven by a decrease in state income taxes, partially offset by one-time benefits in foreign jurisdictions in 2024.

The Organization for Economic Co-operation and Development (OECD) framework for a global minimum corporate tax rate of 15% for companies with global revenues above €750.0 million (referred to as Pillar 2), with effective dates beginning in January 2024, has been enacted by a number of foreign jurisdictions. We meet the overall revenue threshold and fall within the scope of Pillar 2. As such, we have complied with the requirements of the legislation and the application of Pillar 2 resulted in additional tax expense of $2.2 million and $1.1 million, for the years ended December 31, 2025 and 2024, respectively.

We are subject to regular review and audit by both foreign and domestic tax authorities. While we believe our tax positions will be sustained, the final outcome of tax audits and related litigation may differ materially from the tax amounts recorded in our consolidated financial statements.

***Net income.*** Net income was $278.9 million for the year ended December 31, 2025, or $7.09 per diluted share, compared to $285.0 million, or $7.21 per diluted share, for the year ended December 31, 2024.

## Non-GAAP Financial Measures

This report includes certain non-GAAP financial measures and operating ratios derived from non-GAAP financial measures. These financial measures and ratios include organic (referred to in our historical filings as constant currency) sales change, organic SG&A change, adjusted operating income, adjusted operating margin %, adjusted EBITDA and adjusted EBITDA margin %.

Organic sales and SG&A change are non-GAAP financial measures provided by the Company to give a better understanding of the Company's underlying business performance. Organic sales and SG&A change are calculated by deducting the percentage impact from currency translation effects as well as the impact from acquisitions and divestitures completed in the preceding 12 months from the overall percentage change in net sales and SG&A. The Company believes that organic sales and SG&A change are useful metrics for investors, as foreign currency translation can have a material impact on revenue and SG&A trends. Organic sales and SG&A change highlight ongoing business performance excluding the impact of fluctuating foreign currencies, acquisitions and divestitures.

Adjusted operating income, adjusted operating margin %, adjusted EBITDA and adjusted EBITDA margin % are non-GAAP financial measures and operating ratios derived from non-GAAP measures. Total reportable segment adjusted operating income is reconciled above to the nearest GAAP financial measure, operating income, and excludes restructuring, currency exchange, product liability expense, loss on divestiture of MSA LLC, net cost for product related legal matter, transaction costs and acquisition-related amortization. Total reportable segment adjusted EBITDA is reconciled above to the nearest GAAP financial measure, net income and, in addition to the items summarized above that are excluded from adjusted operating income (loss), excludes depreciation and amortization expense; interest expense; other income, net; and provision for income taxes. Adjusted operating margin % is defined as adjusted operating income (loss) divided by net sales to external customers and adjusted EBITDA margin % is defined as adjusted EBITDA divided by net sales to external customers. Management uses these measures internally to assess and better understand our underlying business performance and trends related to core business activities as well as to make strategic decisions about the business and allocate resources. Additionally, these non-GAAP financial measures provide information useful to investors in understanding our operating performance and trends, and to facilitate comparisons with the performance of our peers.

The non-GAAP financial measures and key performance indicators we use, and computational methods with respect thereto, may differ from the non-GAAP financial measures and key performance indicators, and computational methods, that our peers use to assess their performance and trends. The presentation of these non-GAAP financial measures does not comply with U.S. GAAP. These non-GAAP financial measures should be viewed as supplemental in nature, and not as a substitute for, or superior to, our reported results prepared in accordance with GAAP.

## LIQUIDITY AND CAPITAL RESOURCES

Our main source of liquidity is operating cash flows, supplemented by borrowings. Our principal liquidity requirements are for working capital, capital expenditures, principal and interest payments on debt, dividend payments and share repurchases. At December 31, 2025, approximately 51% of our long-term debt is at fixed interest rates with repayment schedules through 2036. The remainder of our long-term debt is at variable rates on an unsecured revolving credit facility due in 2030. At December 31, 2025, approximately 81% of our borrowings are denominated in US dollars, which limits our exposure to currency exchange rate fluctuations.

We believe MSA's healthy balance sheet and access to significant capital at the year ended December 31, 2025, positions us well to navigate through a dynamic operating environment and other unexpected events. We maintain a balanced capital deployment strategy that focuses on investing for organic growth and pursuing inorganic growth opportunities, as well as returning cash to shareholders in the form of dividends and share buybacks.

At December 31, 2025, the Company had cash and cash equivalents totaling $165.1 million. Cash and cash equivalents increased $0.5 million during the year ended December 31, 2025, compared to increasing $18.1 million during the same period in 2024. At December 31, 2025, $1.0 billion of the existing $1.3 billion revolving credit facility was unused, including letters of credit issued under the facility.

*Operating activities.* Operating activities provided cash of $363.9 million in 2025, compared to providing $296.4 million in 2024. The increased cash flow from operating activities was primarily related to lower cash used for variable compensation, income and other taxes, and restructuring as compared to the prior year partially offset by higher cash usage for working capital needs.

*Investing activities.* Investing activities used cash of $257.6 million for the year ended December 31, 2025, compared to using $53.8 million in 2024. The acquisition of M&C for $189 million and capital expenditures of $68.4 million, including a $19.6 million strategic footprint investment, drove the increase in cash outflows from investing activities during the year ended December 31, 2025. We remain committed to evaluating acquisition opportunities that will allow us to continue to grow in key end markets and geographies.

*Financing activities.* Financing activities used cash of $105.5 million for the year ended December 31, 2025, compared to using cash of $208.7 million in 2024. During 2025, we had net proceeds from long-term debt of $67.3 million, used primarily to fund the M&C acquisition, compared to net payments of $94.3 million during the same period in 2024. We paid cash dividends of $82.3 million during 2025, compared to $78.8 million during 2024. We used cash of $90.0 million during 2025 to repurchase shares, including $80.0 million related to our share repurchase program compared to using $37.3 million during 2024, including $29.9 million related to our share repurchase program. The remainder in both periods related to our employee stock compensation transactions.

## CUMULATIVE TRANSLATION ADJUSTMENTS

The position of the U.S. dollar relative to international currencies, primarily the euro and British pound, at December 31, 2025, resulted in a translation gain of $68.3 million being recorded to cumulative translation adjustments shareholders' equity account for the year ended December 31, 2025, compared to a translation loss of $42.5 million being recorded to the cumulative translation adjustments account during 2024.

## COMMITMENTS AND CONTINGENCIES

We are obligated to make future payments under various contracts, including debt and lease agreements. Our significant cash obligations as of December 31, 2025, are as follows:

| (In millions) | Total | 2026 | 2027 | 2028 | 2029 | 2030 | Thereafter |
|---|---|---|---|---|---|---|---|
| Long-term debt (principal) | $ 584.5 | $ 8.2 | $ 33.2 | $ 33.2 | $ 8.2 | $ 293.5 | $ 208.2 |
| Long-term debt (fixed rate interest) | 55.6 | 9.5 | 9.2 | 7.6 | 6.0 | 5.7 | 17.6 |
| Operating leases | 69.3 | 15.2 | 11.9 | 9.3 | 7.0 | 4.5 | 21.4 |
| Totals | $ 709.4 | $ 32.9 | $ 54.3 | $ 50.1 | $ 21.2 | $ 303.7 | $ 247.2 |

The significant obligations table does not include obligations to taxing authorities due to uncertainty surrounding the ultimate settlement of amounts and timing of these obligations. We expect to meet our future debt service obligations through cash provided by operations.

The Company had outstanding bank guarantees and standby letters of credit with banks as of December 31, 2025 totaling $9.7 million, of which $1.5 million relate to the senior revolving credit facility. These letters of credit serve to cover customer requirements in connection with certain sales orders and insurance companies. The Company is also required to provide cash collateral in connection with certain arrangements. At December 31, 2025, the Company has $0.9 million of restricted cash in support of these arrangements.

We expect to make net contributions between $8 million and $10 million to our pension plans in 2026, which are primarily associated with our International segment. We have not been required to make contributions to our U.S. based qualified defined benefit pension plan in many years.

We have purchase commitments for materials, supplies, services and property, plant and equipment as part of our ordinary conduct of business.

Please refer to Note 21—Contingencies to the consolidated financial statements in Part II Item 8 of this Form 10-K for further discussion on the Company's product liabilities.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. We evaluate these estimates and judgments on an on-going basis based on historical experience and various assumptions that we believe to be reasonable under the circumstances. However, different amounts could be reported if we had used different assumptions and in light of different facts and circumstances. Actual amounts could differ from the estimates and judgments reflected in our consolidated financial statements. A summary of the Company's significant accounting policies is included in Note 1—Significant Accounting Policies to the consolidated financial statements in Part II, Item 8 of this Form 10-K.

The more critical judgments and estimates used in the preparation of our consolidated financial statements are discussed below.

*Business Combinations.* In accordance with the accounting guidance for business combinations, the Company uses the acquisition method of accounting to allocate costs of acquired businesses to the assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition. The excess costs of acquired businesses over the fair values of the assets acquired and liabilities assumed will be recognized as goodwill. The valuations of the acquired assets and liabilities will impact the determination of future operating results. In addition to using management estimates and negotiated amounts, the Company uses a variety of information sources to determine the estimated fair values of acquired assets and liabilities including: third-party appraisals for the estimated value and lives of identifiable intangible assets and property, plant and equipment; third-party actuaries for the estimated obligations of defined benefit pension plans and similar benefit obligations; and legal counsel or other experts to assess the obligations associated with legal, environmental and other contingent liabilities.

The business and technical judgment of management was used in determining which intangible assets have indefinite lives and in determining the useful lives of finite-lived intangible assets in accordance with the accounting guidance for goodwill and other intangible assets.

*Income taxes.* We recognize deferred tax assets and liabilities using enacted tax rates to record the tax effect of temporary differences between the book and tax basis of recorded assets and liabilities. We record valuation allowances to reduce deferred tax assets to the amounts that we estimate are probable to be realized. When assessing the need for valuation allowances, we consider projected future taxable income and prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in our judgments about the realizability of deferred tax assets in future years, we adjust the related valuation allowances in the period that the change in circumstances occurs.

We record an estimated income tax liability based on our best judgment of the amounts likely to be paid in the various tax jurisdictions in which we operate. We record tax benefits related to uncertain tax positions taken or expected to be taken on a tax return when such benefits meet a more likely than not threshold. We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. The tax liabilities ultimately paid are dependent on a number of factors, including the resolution of tax audits, and may differ from the amounts recorded. Tax liabilities are adjusted through income when it becomes probable that the actual liability differs from the amount recorded.

***Pensions and other post-retirement benefits.*** We sponsor certain pension and other post-retirement benefit plans. Accounting for the net periodic benefit costs and credits for these plans requires us to estimate the cost of benefits to be provided well into the future and to attribute these costs over the expected work life of the employees participating in these plans. These estimates require our judgment about discount rates used to determine these obligations, expected returns on plan assets, rates of future compensation increases, rates of increase in future health care costs, participant withdrawal and mortality rates and participant retirement ages. Differences between our estimates and actual results may significantly affect the cost of our obligations under these plans and could cause net periodic benefit costs and credits to change materially from year-to-year. Discount rates and plan asset valuations are point-in-time measures. The discount rate assumptions used in determining projected benefit obligations for our U.S. and foreign plans were based on the spot rate method at December 31, 2025. Expected returns on plan assets are based on capital market expectations by asset class.

The following table summarizes the impact of changes in significant actuarial assumptions on our December 31, 2025, actuarial valuations:

| | Impact of Changes in Actuarial Assumptions | | | | | |
| | Change in Discount Rate | | Change in Expected Return | | Change in Market Value of Assets | |
| (In thousands) | 1% | (1)% | 1% | (1)% | 5% | (5)% |
|---|---|---|---|---|---|---|
| (Decrease) increase in net benefit cost | $ (735) | $ 1,252 | $ (5,961) | $ 5,961 | $ (481) | $ 468 |
| (Decrease) increase in projected benefit obligation | (48,531) | 58,322 | — | — | — | — |
| Increase (decrease) in funded status | 48,531 | (58,322) | — | — | 31,982 | (31,982) |

***Goodwill and Indefinite-lived Intangible Assets.*** On October 1st of each year, or more frequently if indicators of impairment exist or if a decision is made to sell a business, we evaluate goodwill for impairment. Such indicators may include a decline in expected cash flows, a significant adverse change in the business climate, unanticipated competition, slower growth rates, or negative developments in equity and credit markets, among others.

All goodwill is assigned to and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. The $731.6 million of goodwill on our Consolidated Balance Sheet as of December 31, 2025, is primarily comprised of $480.4 million at the Northern North America reporting unit and $247.8 million at the Europe reporting unit. The evaluation of impairment involves using either a qualitative or quantitative approach as outlined in Accounting Standards Codification ("ASC") Topic 350. In 2025, we performed a quantitative test at October 1, 2025. Quantitative testing involves comparing the estimated fair value of each reporting unit to its carrying value. We estimate reporting unit fair value using a weighted average of fair values determined by discounted cash flow ("DCF") and market approach methodologies, as we believe both are important indicators of fair value. A number of assumptions and estimates are involved in the application of the DCF model, including sales volumes and prices, costs to produce, tax rates, capital spending, discount rates, and working capital changes. Cash flow forecasts are generally based on approved business unit operating plans for the early years and historical relationships in later years. The market approach methodology measures value through an analysis of peer companies. The analysis entails measuring the multiples of EBITDA at which peer companies are trading.

In the event the carrying value is in excess of the estimated fair value of a reporting unit per the weighted average of the DCF and market approach models, an impairment loss equal to such excess would be recognized, which could materially and adversely affect reported consolidated results of operations and shareholders' equity. At October 1, 2025, based on our quantitative test, the fair values of each of our reporting units exceeded their respective carrying value by at least 46%.

The intangible asset with an indefinite life is also subject to impairment testing on October 1st of each year, or more frequently if indicators of impairment exist. The impairment test compares the fair value of the intangible asset with its carrying amount. We perform a quantitative assessment of the indefinite lived trade name intangible asset as outlined in ASC 350 by comparing the estimated fair value of the trade name intangible asset to its carrying value. We estimate the fair value using the relief from royalty income approach. A number of significant assumptions and estimates are involved in the application of the relief from royalty model, including sales volumes and prices, royalty rates and tax rates. Forecasts are based on sales generated by the underlying trade name assets and are generally based on approved business unit operating plans for the early years and historical relationships in later years. At October 1, 2025, based on our quantitative test, the fair value of the trade name asset exceeded its carrying value by 53%.

## RECENTLY ISSUED ACCOUNTING STANDARDS AND DISCLOSURE RULES

In November 2024, the FASB issued ASU No. 2024-03 ("ASU 2024-03"), *Disaggregation of Income Statement Expenses ("DISE")*. ASU 2024-03 requires disaggregated disclosure of income statement expenses for public business entities. ASU 2024-03 does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. As revised by ASU No. 2025-01, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures*, the provisions of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. With the exception of expanding disclosures to include more granular income statement expense categories, we do not expect the adoption of ASU 2024-03 to have a material effect on our consolidated financial statements taken as a whole.

In September 2025, the FASB issued ASU No. 2025-06 ("ASU 2025-06"), *Targeted Improvements to the Accounting for Internal-Use Software*. ASU 2025-06 amends certain aspects of the accounting for a disclosure of software costs under ASC 350-40. ASU 2025-06 makes targeted improvements to ASC 350-40, but does not fully align the framework for accounting for internally developed software costs that are subject to ASC 350-40 with the framework applied to software to be sold or marketed externally that is subject to ASC 985-20. ASU 2025-06 also does not amend the guidance on costs of software licenses that are within the scope of ASC 985-20. ASU 2025-06's amendments are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. The Company is still evaluating the impact that the adoption of ASU 2025-06 will have on the condensed consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements*. The amendments are intended to improve the clarity, operability, and decision-usefulness of hedge accounting guidance. ASU 2025-09 is effective for the Company for annual and interim reporting periods beginning after December 15, 2026 with early adoption permitted. The Company is currently evaluating the impact of ASU 2025-09 on its consolidated financial statements and related disclosures. Because the guidance primarily relates to hedge accounting mechanics and presentation, the Company does not expect the adoption of this update to have a material effect on our consolidated financial statements taken as a whole.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of adverse changes in the value of a financial instrument caused by changes in currency exchange rates, interest rates and equity prices. We are exposed to market risks related to currency exchange rates and interest rates.

*Currency exchange rates.* We are subject to the effects of fluctuations in currency exchange rates on various transactions and on the translation of the reported financial position and operating results of our non-U.S. companies from local currencies to U.S. dollars. A hypothetical 10% strengthening or weakening of the U.S. dollar would increase or decrease our reported sales and net income for the year ended December 31, 2025, by approximately $80.0 million and $9.6 million, or 4.3% and 3.4%, respectively.

When appropriate, we may attempt to limit our transactional exposure to changes in currency exchange rates through forward contracts or other actions intended to reduce existing exposures by creating offsetting currency exposures. At December 31, 2025, we had open foreign currency forward contracts with a U.S. dollar notional value of $113.4 million. A hypothetical 10% increase in December 31, 2025, forward exchange rates would result in a $11.3 million increase in the fair value of these contracts.

*Interest rates.* We are exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund business operations. Because of the variable rate nature of our revolving credit facility, these financial instruments are reported at carrying values which approximate fair values.

At December 31, 2025, we had $299.3 million of fixed rate debt which matures at various dates through 2036. The incremental increase in the fair value of fixed rate long-term debt resulting from a hypothetical 10% decrease in interest rates would be approximately $4.2 million. However, our sensitivity to interest rate declines and the corresponding increase in the fair value of our debt portfolio would unfavorably affect earnings and cash flows only to the extent that we elected to repurchase or retire all or a portion of our fixed rate debt portfolio at prices above carrying values.

At December 31, 2025, we had $285.3 million of variable rate borrowings under our revolving credit facility. A 50 basis point increase or decrease in interest rates could have a $1.9 million impact on future pre-tax earnings under our current capital structure.

## Item 8. Financial Statements and Supplementary Data

### Management's Reports to Shareholders

### Management's Report on Responsibility for Financial Reporting

Management of MSA Safety Incorporated (the Company) is responsible for the preparation of the consolidated financial statements included in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on the best estimates and judgments of management. The other financial information contained in this annual report is consistent with the consolidated financial statements.

### Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025.

The Company acquired M&C TechGroup and its affiliated companies ("M&C") on May 6, 2025, which represented approximately 10% and 15% of the Company's total assets and net assets as of December 31, 2025, and 2% and (2%) of total sales and net income for the year ended December 31, 2025. As the M&C acquisition was completed during the second quarter of 2025, the scope of the Company's 2025 assessment of the effectiveness of its internal control over financial reporting does not include the M&C acquisition. This exclusion is pursuant to the SEC's general guidance that an assessment of a recently acquired business' internal control over financial reporting may be omitted from the scope of the Company's assessment of its internal control over financial reporting for twelve months following the date of acquisition.

The Company's Independent registered public accounting firm that audited the consolidated financial statements included in this annual report issued an attestation report on the Company's internal control over financial reporting.

/s/   STEVEN C. BLANCO

**Steven C. Blanco**
**President and Chief Executive Officer**

/s/   JULIE A. BECK

**Julie A. Beck**
**Senior Vice President, Chief Financial Officer and Treasurer**

February 12, 2026

# Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of MSA Safety Incorporated

## Opinion on Internal Control over Financial Reporting

We have audited MSA Safety Incorporated's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, MSA Safety Incorporated (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of M&C TechGroup, which is included in the 2025 (consolidated) financial statements of the Company and constituted 10% and 15% of total and net assets, respectively, as of December 31, 2025 and 2% and (2)% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of M&C TechGroup.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows and changes in retained earnings and accumulated other comprehensive loss for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) 2 and our report dated February 12, 2026 expressed an unqualified opinion thereon.

## Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
February 12, 2026

**Report of Independent Registered Public Accounting Firm**

To the Shareholders and the Board of Directors of MSA Safety Incorporated

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of MSA Safety Incorporated (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows and changes in retained earnings and accumulated other comprehensive loss for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) 2 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 12, 2026 expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

### Goodwill impairment assessment – Europe reporting unit

*Description of the Matter*    At December 31, 2025, the Company had goodwill of approximately $731.6 million on its consolidated balance sheet, of which $247.8 million is at the Europe reporting unit. As discussed in Note 1 to the consolidated financial statements, the Company evaluates goodwill for impairment annually, or more frequently if impairment indicators arise. The assessment of goodwill for impairment requires a comparison of the fair value of each reporting unit that has goodwill associated with its operations to its carrying amount, including goodwill. If the Company's carrying amount of a reporting unit exceeds its fair value, an impairment loss would be measured as the excess of the carrying value over the calculated fair value.

Auditing the Company's annual goodwill impairment test for the Europe reporting unit was complex because the estimation of fair value using the discounted cash flow method involves subjective management assumptions, specifically the weighted average cost of capital. Changes in this assumption can have a material effect on the determination of fair value.

*How We Addressed the Matter in Our Audit*    We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill impairment process, including controls over management's review of the assumption described above.

Our audit procedures to test management's impairment assessment of the Europe reporting unit included, among others, assessing the valuation methodology and the underlying data used to develop the weighted average cost of capital assumption. Where appropriate, we evaluated whether changes to the company specific results and other factors would affect the assumption. We also assessed the historical accuracy of management's estimates and performed independent sensitivity analyses over the assumption. We involved our valuation specialists to assist us in evaluating the methodology and auditing the weighted average cost of capital assumption used to calculate the estimated fair value of the Europe reporting unit.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2014.

Pittsburgh, Pennsylvania
February 12, 2026

# MSA SAFETY INCORPORATED

## CONSOLIDATED STATEMENTS OF INCOME

| | Year ended December 31, | | |
|---|---|---|---|
| (In thousands, except per share amounts) | 2025 | 2024 | 2023 |
| Net sales | $ 1,874,814 | $ 1,808,140 | $ 1,787,647 |
| Cost of products sold | 1,003,701 | 947,695 | 935,509 |
| Gross profit | 871,113 | 860,445 | 852,138 |
| | | | |
| Selling, general and administrative | 414,254 | 394,707 | 396,645 |
| Research and development | 65,343 | 66,526 | 67,988 |
| Restructuring charges (Note 4) | 3,897 | 6,397 | 9,892 |
| Currency exchange losses, net | 15,801 | 3,638 | 17,079 |
| Loss on divestiture of MSA LLC (Note 21) | — | — | 129,211 |
| Product liability expense (Note 21) | — | — | 3 |
| Operating income | 371,818 | 389,177 | 231,320 |
| | | | |
| Interest expense | 31,799 | 36,889 | 46,733 |
| Other income, net (Note 17) | (26,379) | (22,718) | (22,101) |
| Total other expense, net | 5,420 | 14,171 | 24,632 |
| | | | |
| Income before income taxes | 366,398 | 375,006 | 206,688 |
| Provision for income taxes (Note 11) | 87,474 | 90,039 | 148,105 |
| Net income | $ 278,924 | $ 284,967 | $ 58,583 |
| | | | |
| **Earnings per share attributable to common shareholders (Note 10):** | | | |
| Basic | $ 7.11 | $ 7.24 | $ 1.49 |
| Diluted | $ 7.09 | $ 7.21 | $ 1.48 |
| Dividends per common share | $ 2.10 | $ 2.00 | $ 1.87 |

The accompanying notes are an integral part of the consolidated financial statements.

**MSA SAFETY INCORPORATED**

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**

| | Year ended December 31, | | |
|---|---|---|---|
| (In thousands) | 2025 | 2024 | 2023 |
| Net income | $278,924 | $284,967 | $ 58,583 |
| Other comprehensive income (loss), net of tax: | | | |
| Foreign currency translation adjustments (Note 7) | 68,273 | (42,462) | 21,682 |
| Pension and post-retirement plan actuarial gains, net of tax (Note 7) | 32,574 | 31,262 | 7,683 |
| Unrealized losses on cash flow hedges (Note 7) | (215) | — | — |
| Unrealized gains on available-for-sale securities (Note 7) | — | — | 2 |
| Reclassification of currency translation from accumulated other comprehensive loss into net income (Note 7) | (764) | (1,200) | 101 |
| Total other comprehensive income (loss), net of tax | 99,868 | (12,400) | 29,468 |
| Comprehensive income | $378,792 | $272,567 | $ 88,051 |

The accompanying notes are an integral part of the consolidated financial statements.

# MSA SAFETY INCORPORATED

## CONSOLIDATED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| (In thousands, except share amounts) | 2025 | 2024 |
| **Assets** | | |
| Cash and cash equivalents | $ 165,067 | $ 164,560 |
| Trade receivables, less allowance for credit loss of $10,286 and $8,047 | 306,452 | 279,213 |
| Inventories (Note 5) | 343,035 | 296,796 |
| Prepaid income taxes | 22,465 | 18,631 |
| Prepaid expenses and other current assets | 32,273 | 43,830 |
| Total current assets | 869,292 | 803,030 |
| | | |
| Property, plant and equipment, net (Note 6) | 283,063 | 211,865 |
| Operating lease right-of-use assets, net (Note 18) | 56,930 | 56,083 |
| Prepaid pension cost (Note 16) | 279,450 | 224,638 |
| Deferred tax assets (Note 11) | 20,991 | 26,180 |
| Goodwill (Note 14) | 731,592 | 620,895 |
| Intangible assets, net (Note 14) | 299,127 | 246,437 |
| Other noncurrent assets | 13,929 | 16,656 |
| Total assets | $ 2,554,374 | $ 2,205,784 |
| | | |
| **Liabilities** | | |
| Notes payable and current portion of long-term debt (Note 13) | $ 8,225 | $ 26,391 |
| Accounts payable | 110,775 | 108,163 |
| Employees' compensation | 57,640 | 54,826 |
| Income taxes payable (Note 11) | 14,240 | 14,966 |
| Other current liabilities | 98,331 | 83,747 |
| Total current liabilities | 289,211 | 288,093 |
| | | |
| Long-term debt, net (Note 13) | 572,709 | 481,622 |
| Pensions (Note 16) and other employee benefits | 143,834 | 134,251 |
| Noncurrent operating lease liabilities (Note 18) | 46,151 | 45,984 |
| Deferred tax liabilities (Note 11) | 127,540 | 107,691 |
| Other noncurrent liabilities | 7,917 | 4,824 |
| Total liabilities | $ 1,187,362 | $ 1,062,465 |
| | | |
| **Shareholders' Equity** | | |
| Preferred stock, 4.5% cumulative, $50 par value (Note 8) | $ 3,569 | $ 3,569 |
| Common stock, no par value (180,000,000 shares authorized; 62,081,391 shares issued; 38,912,629 and 39,260,080 shares outstanding at December 31, 2025 and 2024, respectively) | 343,842 | 329,953 |
| Treasury shares, at cost (Note 8) | (484,848) | (398,204) |
| Accumulated other comprehensive loss (Note 7) | (41,781) | (141,649) |
| Retained earnings | 1,546,230 | 1,349,650 |
| Total shareholders' equity | 1,367,012 | 1,143,319 |
| Total liabilities and shareholders' equity | $ 2,554,374 | $ 2,205,784 |

The accompanying notes are an integral part of the consolidated financial statements.

# MSA SAFETY INCORPORATED

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year ended December 31, | | |
|---|---|---|---|
| (In thousands) | 2025 | 2024 | 2023 |
| **Operating Activities** | | | |
| Net income | $ 278,924 | $ 284,967 | $ 58,583 |
| Depreciation and amortization | 71,591 | 64,333 | 60,773 |
| Tax-effected loss on divestiture of MSA LLC (Note 21) | — | — | 199,578 |
| Stock-based compensation (Note 12) | 15,197 | 18,185 | 30,023 |
| Pension income (Note 16) | (13,976) | (8,147) | (7,915) |
| Deferred income tax benefit (Note 11) | (4,962) | (98) | (8,514) |
| Loss on asset write-down and dispositions, net | 1,408 | 819 | 173 |
| Pension contributions (Note 16) | (7,028) | (7,877) | (5,217) |
| Currency exchange losses, net | 15,801 | 3,638 | 17,079 |
| Product liability expense (Note 21) | — | — | 3 |
| Product liability payments (Note 21) | — | — | (5,250) |
| Contribution on divestiture of MSA LLC (Note 21) | — | — | (341,186) |
| Changes in: | | | |
| Trade receivables | (5,172) | (1,383) | (7,102) |
| Inventories (Note 5) | (10,464) | (14,673) | 51,585 |
| Accounts payable | (4,656) | 3,057 | (5,452) |
| Other current assets and liabilities | 26,909 | (49,087) | 53,509 |
| Other noncurrent assets and liabilities | 295 | 2,694 | 2,187 |
| **Cash Flow From Operating Activities** | 363,867 | 296,428 | 92,857 |
| **Investing Activities** | | | |
| Capital expenditures | (68,438) | (54,223) | (42,764) |
| Acquisitions, net of cash acquired (Note 15) | (189,275) | — | — |
| Property disposals and other investing | 79 | 468 | 2,811 |
| **Cash Flow Used In Investing Activities** | (257,634) | (53,755) | (39,953) |
| **Financing Activities** | | | |
| Payments on long-term debt (Note 13) | (1,076,384) | (1,243,897) | (1,871,102) |
| Proceeds from long-term debt (Note 13) | 1,143,698 | 1,149,643 | 1,895,000 |
| Debt issuance costs | (3,084) | (200) | (1,138) |
| Cash dividends paid | (82,344) | (78,759) | (73,488) |
| Company stock purchases (Note 8) | (89,962) | (37,340) | (3,961) |
| Exercise of stock options (Note 8) | 569 | 501 | 1,473 |
| Employee stock purchase plan (Note 8) | 2,042 | 1,363 | 963 |
| **Cash Flow Used In Financing Activities** | (105,465) | (208,689) | (52,253) |
| **Effect of exchange rate changes on cash, cash equivalents and restricted cash** | 127 | (17,295) | (16,671) |
| **Change in cash, cash equivalents and restricted cash** | 895 | 16,689 | (16,020) |
| Beginning cash, cash equivalents and restricted cash | 165,097 | 148,408 | 164,428 |
| **Ending cash, cash equivalents and restricted cash** | $ 165,992 | $ 165,097 | $ 148,408 |
| **Supplemental cash flow information:** | | | |
| Cash and cash equivalents | $ 165,067 | $ 164,560 | $ 146,442 |
| Restricted cash included in prepaid expenses and other current assets | 925 | 537 | 1,966 |
| Total cash, cash equivalents and restricted cash | $ 165,992 | $ 165,097 | $ 148,408 |
| **Interest paid in cash** | $ 32,135 | $ 35,703 | $ 47,258 |
| **Income tax paid in cash** | $ 101,605 | $ 102,673 | $ 69,085 |

The accompanying notes are an integral part of the consolidated financial statements.

# MSA SAFETY INCORPORATED

## CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED EARNINGS

## AND ACCUMULATED OTHER COMPREHENSIVE LOSS

| (In thousands, except per share amounts) | Retained Earnings | | Accumulated Other Comprehensive Loss |
|---|---|---|---|
| **Balances at January 1, 2023** | $ | 1,158,347 | $ (158,717) |
| Net income | | 58,583 | — |
| Foreign currency translation adjustments | | — | 21,682 |
| Pension and post-retirement plan adjustments, net of $1,706 tax benefit | | — | 7,683 |
| Unrecognized net gains on available-for-sale securities (Note 20) | | — | 2 |
| Reclassification of currency translation from accumulated other comprehensive loss into net income (Note 7) | | — | 101 |
| Common dividends ($1.87 per share) | | (73,447) | — |
| Preferred dividends ($2.25 per share) | | (41) | — |
| **Balances at December 31, 2023** | | 1,143,442 | (129,249) |
| Net income | | 284,967 | — |
| Foreign currency translation adjustments | | — | (42,462) |
| Pension and post-retirement plan adjustments, net of $10,227 tax benefit | | — | 31,262 |
| Reclassification of currency translation from accumulated other comprehensive loss into net income (Note 7) | | — | (1,200) |
| Common dividends ($2.00 per share) | | (78,718) | — |
| Preferred dividends ($2.25 per share) | | (41) | — |
| **Balances at December 31, 2024** | | 1,349,650 | (141,649) |
| Net income | | 278,924 | — |
| Foreign currency translation adjustments | | — | 68,273 |
| Pension and post-retirement plan adjustments, net of $10,703 tax benefit | | — | 32,574 |
| Unrecognized net loss on hedges (Note 19) | | — | (215) |
| Reclassification of currency translation from accumulated other comprehensive loss into net income (Note 7) | | — | (764) |
| Common dividends ($2.10 per share) | | (82,303) | — |
| Preferred dividends ($2.25 per share) | | (41) | — |
| **Balances at December 31, 2025** | $ | 1,546,230 | $ (41,781) |

The accompanying notes are an integral part of the consolidated financial statements.

## MSA SAFETY INCORPORATED

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Note 1—Significant Accounting Policies

***General Information and Basis of Presentation*—**The consolidated financial statements of MSA Safety Incorporated ("MSA" or "the Company") are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and require management to make certain judgments, estimates, and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. They also may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of identified matters.

***Principles of Consolidation*—**The consolidated financial statements include the accounts of the Company and all subsidiaries. Intercompany accounts and transactions are eliminated.

***Reclassifications*—**Certain reclassifications of prior years' results have been made to conform to the current year presentation. These reclassifications relate to aligning prior year Other income, net, and Segment Information disclosures with current year presentation.

***Currency Translation*—**The functional currency of all significant non-U.S. operating subsidiaries is the local country currency. Assets and liabilities of these operations are translated at year-end exchange rates. Income statement accounts are translated using the average exchange rates for the reporting period. Translation adjustments for these subsidiaries are reported as a component of shareholders’ equity and are not included in net income. Foreign currency transaction gains and losses are included in net income for the reporting period.

***Cash Equivalents*—**Cash equivalents include temporary deposits with financial institutions and highly liquid investments with original maturities of 90 days or less.

***Restricted Cash*—**Restricted cash, which is designated for use other than current operations, is included in prepaid expenses and other current assets in the Consolidated Balance Sheets. Restricted cash balances were $0.9 million and $0.5 million at December 31, 2025 and 2024, respectively. These balances were used to support letter of credit balances.

***Inventories*—**Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method. It is the Company's general policy to write-down any inventory balance in excess of the last 24 months of consumption and any inventory identified as obsolete.

***Property and Depreciation*—**Property is recorded at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, generally as follows: buildings 20 to 40 years, and machinery and equipment 3 to 10 years. Expenditures for significant renewals and improvements are capitalized. Ordinary repairs and maintenance are expensed as incurred. Gains or losses on property dispositions are included in other expense (income), net and the cost and related accumulated depreciation are removed from the accounts. Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $49.7 million, $45.6 million and $41.8 million, respectively. Properties, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or asset groups may not be recoverable.

***Software Development Costs*—**Software development costs are costs incurred to create, enhance and deploy the Company’s broad range of wireless technology and cloud-based computing safety services. Software development costs, other than software development costs qualifying for capitalization, are expensed as incurred. Costs of computer software developed or obtained for internal use that are incurred in the preliminary project and post implementation stages are expensed as incurred. Certain costs incurred during the application and development stage, which primarily include compensation and related expenses, are capitalized. Additionally, costs of upgrades and enhancements are capitalized when it is probable that the upgrades and enhancements will result in added functionality. During 2025, 2024 and 2023, respectively, there was $14.9 million, $13.0 million and $12.1 million of software development costs capitalized. The Company has unamortized computer software development costs of $22.9 million and $19.9 million as of December 31, 2025 and 2024, respectively, included in property, plant and equipment, net.

Capitalized costs are amortized through cost of products sold using the straight-line method over the estimated useful life, which is normally three years, beginning in the period in which the software is ready for its intended use or when the upgrade or enhancement is deployed. Software development amortization expense was $12.0 million, $11.3 million and $10.4 million during the years ended December 31, 2025, 2024 and 2023, respectively.

*Lessee Arrangements*—At the inception of our contracts, we determine if the contract is or contains a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We have elected to not separate the lease and non-lease components within our lease contracts. Right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at commencement. We use our incremental borrowing rate ("IBR") at the recognition date in determining the present value of future payments for leases that do not have a readily determinable implicit rate. Our IBR reflects a fully secured rate based on our credit rating, taking into consideration the repayment timing of the lease and any impacts due to the economic environment in which the lease operates.

Our lease payments are largely fixed. Variable lease payments that depend on an index or a rate are included in the lease payments and are measured using the prevailing index or rate at the measurement date, with differences between the calculated lease payment and the actual lease payment being expensed in the period of the change. Other variable lease payments, including utilities, consumption and common area maintenance as well as repairs, maintenance and mileage overages on vehicles, are expensed during the period incurred. A majority of our real estate leases include options to extend the lease and options to early terminate the lease. Leases with an early termination option generally involve a termination payment. If we are reasonably certain to exercise an option to extend a lease, the extension period is included as part of the right-of-use asset and the lease liability. Some of our leases contain residual value guarantees. These are guarantees made to the lessor that the value of an underlying asset returned to the lessor at the end of a lease will be at least a specified amount. Our leases do not contain restrictions or covenants that restrict us from incurring other financial obligations. For our leases, we have elected to not apply the recognition requirements to leases of less than twelve months. These leases are expensed on a straight-line basis and are not included within the Company's operating lease asset or liability.

Lease right-of-use assets and liabilities are recognized based on the present value of the fixed future lease payments over the lease term. Operating leases are included in Operating lease right-of-use assets, net, Other current liabilities, and Noncurrent operating lease liabilities in our Consolidated Balance Sheets. Finance leases are included in Property, plant and equipment, net, Other current liabilities, and Other noncurrent liabilities in our Consolidated Balance Sheets. Lease expense for all operating leases is classified in Cost of products sold or Selling, general and administrative expense in the Consolidated Statements of Income. For finance leases, the amortization of the right-of-use asset is included in depreciation and amortization, and the interest is included in interest expense.

*Lessor Arrangements*—The Company derives a portion of its revenue from various leasing arrangements where the Company is the lessor, primarily managed fire service contracts. Such arrangements provide for payments covering equipment provided, maintenance and interest. These arrangements meet the criteria to be accounted for as sales-type leases under ASC 842 and contain both lease and non-lease components. For a component to be separate, the customer would be able to benefit from the right of use of the component separately or with other resources readily available to the customer and the right of the use is not highly dependent or highly interrelated with the other rights to use the other underlying assets or components.

Revenue from equipment provided is considered a lease component and recognized with point in time revenue recognition upon lease commencement. Upon the recognition of such revenue, an asset is established for the investment in sales-type leases. Maintenance revenue, which is considered a non-lease component, and interest is recognized over the lease term.

*Goodwill and Other Intangible Assets*—Intangible assets with a finite useful life are amortized on a straight-line basis over their useful lives. Indefinite lived intangible assets are assessed for possible impairment annually on October 1st or whenever circumstances change such that the recorded value of the asset may not be recoverable. We performed a quantitative assessment of the indefinite lived trade name intangible asset as outlined in ASC 350 by comparing the estimated fair value of the trade name intangible asset to its carrying value. We estimate the fair value using the relief from royalty income approach. A number of assumptions and estimates are involved in the application of the relief from royalty model, including sales volumes and prices, royalty rates and tax rates. Forecasts are based on sales generated by the underlying trade name assets and are generally based on approved business unit operating plans for the early years and historical relationships in later years. Based on these assessments, no impairments were identified during the years ended December 31, 2025, 2024 or 2023.

All goodwill is assigned to and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. Goodwill is not amortized, but evaluated for impairment at least annually or whenever events or changes in circumstance indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company may perform either a qualitative assessment of potential impairment or proceed directly to a quantitative assessment of potential impairment. If the Company chooses not to perform a qualitative assessment, or if it chooses to perform a qualitative assessment but is unable to qualitatively conclude that no impairment has occurred, then the Company will perform a quantitative assessment. A quantitative test for goodwill impairment is performed by determining the fair value of the related reporting units.

The Company estimates the fair value of the reporting unit with which the goodwill is associated and compares it to the carrying value. If the estimated fair value of a reporting unit is less than its carrying value, an impairment charge is recognized for the excess of the reporting unit's carrying value over its fair value. In 2025, we performed a quantitative test at October 1, 2025. We estimate fair value of each reporting unit using a combination of valuation techniques, including the discounted cash flow ("DCF") method, a form of the income approach, and the guideline public company method, a form of the market approach, as we believe each are important indicators of fair value. A number of assumptions and estimates are involved in the application of the DCF model, such as discount rates, revenue growth rates, and operating margins which are affected by expectations about future market or economic conditions. Cash flow forecasts are generally based on approved reporting unit operating plans for the early years and historical relationships in later years. The market approach methodology measures value through an analysis of peer companies. The analysis entails measuring the multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA") at which peer companies are trading. Management performed its evaluation and determined the fair value of each reporting unit is greater than the carrying amount and, accordingly, no impairment of our goodwill has been recorded during the years ended December 31, 2025, 2024 or 2023.

*Revenue Recognition*—We account for revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. Revenue from the sale of products and solutions is recognized when there is persuasive evidence of an arrangement and control passes to the customer. We establish our shipping terms according to local practice and market characteristics. We do not ship product unless we have an order or other documentation authorizing shipment to our customers. Our payment terms vary by the type and location of our customer and the products and solutions offered. The term between invoicing and when payment is due is not significant. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. Amounts billed and due from our customers are classified as receivables on the Consolidated Balance Sheets. We make appropriate provisions for credit losses, which have historically been insignificant in relation to our net sales. Certain contracts with customers have an element of variable consideration that is estimated when revenue is recognized under the contract. Rebates are based on achieving a certain level of purchases and other performance criteria that are documented in established distributor programs. These rebates are estimated based on projected sales to the customer and accrued as a reduction of net sales as they are earned by the customer. Sales, value add and other taxes collected with revenue-producing activities and remitted to governmental authorities are excluded from revenue.

Refer to Note 2—Revenue Recognition for additional disclosures on revenue recognition matters.

*Product Warranties*—Estimated expenses related to product warranties and additional service actions are charged to Cost of products sold in the period in which the related revenue is recognized or when significant product quality issues are identified.

*Research and Development*—Research and development costs are expensed as incurred.

*Income Taxes*—Deferred income taxes are recognized for temporary differences between financial and tax reporting. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. We record tax benefits related to uncertain tax positions taken or expected to be taken on a tax return when such benefits meet a more likely than not threshold. We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. Deferred taxes are booked for available cash in excess of working capital for non-U.S. subsidiaries as these earnings are not considered to be permanently reinvested. The Company treats any Global Intangible Low Taxed Income as a period cost.

*Stock-Based Compensation*—We recognize expense for employee and non-employee director stock-based compensation based on the grant date fair value of the awards. Except for retirement-eligible participants, for whom there is no requisite service period, this expense is recognized ratably over the requisite service periods following the date of grant.

*Derivative Instruments*—We may use derivative instruments from time to time to minimize the effects of changes in currency exchange rates. We do not enter into derivative transactions for speculative purposes and do not hold derivative instruments for trading purposes. We designate certain derivative instruments as cash flow hedges to manage exposure to variability in future cash flows related to forecasted transactions. At hedge inception, we formally document the hedging relationship, including the risk management objective, the nature of the risk being hedged, and the method for assessing hedge effectiveness. Hedge effectiveness is evaluated at inception and on an ongoing basis to ensure the hedge remains highly effective.

Derivatives are recorded at fair value on the balance sheet and changes in the fair value of derivative instruments designated as fair value hedges are recorded in the balance sheet as adjustments to the underlying hedged asset or liability. The effective portion of gains and losses on cash flow hedges is reported in accumulated other comprehensive loss ("AOCL") and reclassified into net income in the same period the hedged item affects earnings. Any ineffective portion is recognized immediately into net income. If a hedged forecasted transaction is no longer probable, amounts previously recorded in AOCL are reclassified into net income immediately. When a hedging instrument is terminated, amounts in AOCL remain until the forecasted transaction occurs or is deemed no longer probable. Changes in the fair value of derivative instruments that do not qualify for hedge accounting treatment are recognized immediately into net income. Refer to Note 19—Derivative Financial Instruments for further details on hedging activity.

*Commitments and Contingencies*—For asserted claims and assessments, liabilities are recorded when a loss is deemed to be probable and the amount of the loss is reasonably estimable. Management assesses the probability of an unfavorable outcome with respect to asserted claims or assessments based on many factors such as the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals processes, and the outcome of similar historical matters, among others. Once an unfavorable outcome is assessed to be probable, management evaluates estimates of the potential loss, and the most reasonable loss estimate is recorded (or, if the estimate of the loss is a range, and no amount within the range is considered to be a better estimate than any other amount, the minimum amount in the range is recorded). If a material loss is deemed to be reasonably possible but not probable, the matter is disclosed and no liability is recorded.

With respect to unasserted claims or assessments, management first determines whether it is probable that a claim or assessment may be asserted and then, if so, the degree of probability of an unfavorable outcome. If an unfavorable outcome is probable, management assesses whether the amount of potential loss can be reasonably estimated and, if so, accrues the most reasonable estimate of the loss (or, if the estimate of the loss is a range, and no amount within the range is considered to be a better estimate than any other amount, the minimum amount in the range is recorded). If an unfavorable outcome is reasonably possible but less than probable, or the amount of loss cannot be reasonably estimated, then the matter is disclosed and no liability is recorded. Legal matters are reviewed on a continuous basis to determine if there has been a change in management's judgment regarding the likelihood and/or estimate of a potential loss. Refer to Note 21—Contingencies for further details on product liability related matters.

*Concentration of credit and business risks*—We sell to customers in a broad mix of industries and are exposed to credit risk in the event of nonpayment. Changes in these industries or other developments may significantly affect our financial performance and management's estimates. We mitigate our exposure to credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, credit insurance, prepayments, guarantees or other collateral. No individual customer represented more than 10% of our receivables as of December 31, 2025, or 2024, or sales for any of the three years ended December 31, 2025.

*Recently Issued Accounting Standards and Disclosure Rules*—In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2024-03 ("ASU 2024-03"), *Disaggregation of Income Statement Expenses ("DISE")*. ASU 2024-03 requires disaggregated disclosure of income statement expenses for public business entities. ASU 2024-03 does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. As revised by ASU No. 2025-01, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures*, the provisions of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. With the exception of expanding disclosures to include more granular income statement expense categories, we do not expect the adoption of ASU 2024-03 to have a material effect on our consolidated financial statements taken as a whole.

In September 2025, the FASB issued ASU No. 2025-06, *Targeted Improvements to the Accounting for Internal-Use Software*. ASU 2025-06 amends certain aspects of the accounting for software costs under ASC 350-40. ASU 2025-06 makes targeted improvements to ASC 350-40, but does not fully align the framework for accounting for internally developed software costs that are subject to ASC 350-40 with the framework applied to software to be sold or marketed externally that is subject to ASC 985-20. ASU 2025-06 also does not amend the guidance on costs of software licenses that are within the scope of ASC 985-20. ASU 2025-06's amendments are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. The Company is still evaluating the impact that the adoption of ASU 2025-06 will have on the condensed consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements*. The amendments are intended to improve the clarity, operability, and decision-usefulness of hedge accounting guidance. ASU 2025-09 is effective for the Company for annual and interim reporting periods beginning after December 15, 2026 with early adoption permitted. The Company is currently evaluating the impact of ASU 2025-09 on its consolidated financial statements and related disclosures. Because the guidance primarily relates to hedge accounting mechanics and presentation, the Company does not expect the adoption of this update to have a material effect on our consolidated financial statements taken as a whole.

## Note 2—Revenue Recognition

We generate revenue primarily from manufacturing and selling a comprehensive line of safety products and solutions to protect the health and safety of workers and facility infrastructures around the world. Our customers generally fall into two categories: distributors and end-users. All customer categories have similar nature, timing and uncertainty related to cash flows. As a result, the underlying principles of revenue recognition are identical for both categories of customers.

We account for revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. Revenue from the sale of products and solutions is recognized when there is persuasive evidence of an arrangement and control passes to the customer, which generally occurs either when product is shipped to the customer or, in the case of certain customers, when product is delivered to the customer's site. We establish our shipping terms according to local practice and market characteristics. We do not ship product unless we have an order or other documentation authorizing shipment to our customers. Our payment terms vary by the type and location of our customer and the products and solutions offered; however, in most cases, the term between invoicing and when payment is due is not significant.

Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. Amounts billed and due from our customers are classified as receivables on the Consolidated Balance Sheets. We make appropriate provisions for credit losses, which have historically been insignificant in relation to our net sales. Certain contracts with customers may have an element of variable consideration that is estimated when revenue is recognized under the contract. Variable consideration could include volume incentive rebates and performance guarantees. Rebates are based on achieving a certain level of purchases and other performance criteria that are documented in established distributor programs. These rebates are estimated based on projected sales to the customer and accrued as a reduction of net sales as they are earned by the customer. Sales, value added and other taxes collected with revenue-producing activities and remitted to governmental authorities are excluded from revenue.

Depending on the terms of the arrangement, we may defer revenue for which we have a future obligation, which may include leases where the Company is the lessor, training, extended warranty, software subscriptions, maintenance and technical services, until such time that the obligation has been satisfied. We use an observable price, or a cost plus margin approach when one is not available, to determine the stand-alone selling price for separate performance obligations. We have elected to recognize the cost for shipping and handling as an expense when control of the product has passed to the customer. These costs are included within the Cost of products sold line on the Consolidated Statements of Income. Amounts billed to customers for shipping and handling are included within the Net sales line on the Consolidated Statements of Income.

### Performance Obligations

The Company recognizes revenue when performance obligations identified under the terms of the contract with its customers are satisfied, which generally occurs upon the transfer of control in accordance with the contractual terms and conditions of sale. For most contracts with customers, this results in point-in-time revenue recognition once contractual shipping terms are fulfilled.

### Disaggregation of Revenue

Refer to Note 9—Segment Information to the consolidated financial statements in Part II Item 8 of this Form 10-K for disaggregation of revenue by segment and product category, as we believe this best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors.

### Lessor Arrangements

The Company derives a portion of its revenue from various leasing contracts where the Company is the lessor, primarily managed fire service contracts. Such arrangements provide for recurring payments throughout the contract term. These payments cover equipment provided in addition to several services which include maintenance and interest.

Managed fire service contracts meet the criteria to be accounted for as sales-type leases. Under ASC 842, *Leases*, these contracts contain both lease and non-lease components. For a component to be separate, the customer would be able to benefit from the right of use of the component separately or with other resources readily available to the customer and the right of the use is not highly dependent or highly interrelated with the other rights to use the other underlying assets or components.

For managed fire service contracts, revenue from equipment provided is considered a lease component and recognized with point in time revenue recognition upon lease commencement. Upon the recognition of such revenue, an asset is established for the investment in sales-type leases. Maintenance revenue, which is considered a non-lease component, and interest are recognized monthly over the lease term. As of December 31, 2025, remaining maintenance performance obligations for managed fire service contracts were $29.3 million, which are expected to be recognized to revenue over the remaining contract lives which are primarily less than 3 years.

Lease revenues and interest earned by the Company, included in the Consolidated Statements of Income, were not material to any of the years ended December 31, 2025, 2024 and 2023.

Net investment in sales-type leases of $5.7 million and $7.5 million were included in Prepaid expenses and other current assets and Other noncurrent assets, respectively, in the Consolidated Balance Sheets as of December 31, 2025. These amounts at December 31, 2025, are expected to be collected over the remaining life of each contract.

**Practical Expedients and Exemptions**

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

We do not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling, general and administrative expenses in our Consolidated Statements of Income.

**Note 3—Cash and Cash Equivalents**

Several of the Company's subsidiaries participate in a notional cash pooling arrangement to manage global liquidity requirements. As part of a master netting arrangement, the participants combine their cash balances in pooling accounts at the same financial institution with the ability to offset bank overdrafts of one participant against positive cash account balances held by another participant. Under the terms of the master netting arrangement, the financial institution has the right, ability and intent to offset a positive balance in one account against an overdrawn amount in another account. Amounts in each of the accounts are unencumbered and unrestricted with respect to use. As such, the net cash balance related to this pooling arrangement is included in Cash and cash equivalents in the Consolidated Balance Sheets.

The Company's net cash pool position consisted of the following:

| (In thousands) | December 31, 2025 |
|---|---|
| Gross cash pool position | $ 86,392 |
| Less: cash pool borrowings | (83,118) |
| Net cash pool position | $ 3,274 |

**Note 4—Restructuring Charges**

During the years ended December 31, 2025, 2024 and 2023, we recorded restructuring charges of $3.9 million, $6.4 million and $9.9 million, respectively. These charges were primarily related to our ongoing initiatives to adjust our cost structure, improve productivity, and right-size the organization in response to macroeconomic conditions.

Americas segment restructuring charges of $1.2 million during the year ended December 31, 2025, were to right-size the organization in response to macroeconomic conditions. International segment restructuring charges of $1.7 million during the year ended December 31, 2025, were related to ongoing initiatives to optimize our manufacturing footprint and right-size the organization in response to macroeconomic conditions. Corporate related restructuring charges of $1.0 million during the year ended December 31, 2025, were to right-size the organization in response to macroeconomic conditions.

Americas segment restructuring charges of $1.6 million during the year ended December 31, 2024, were related to manufacturing footprint optimization activities. International segment restructuring charges of $3.5 million during the year ended December 31, 2024, were related to ongoing initiatives to optimize our manufacturing footprint and improve productivity as well as management restructuring. Corporate related restructuring charges of $1.3 million during the year ended December 31, 2024, were related to management restructuring.

Americas segment restructuring charges of $3.1 million during the year ended December 31, 2023, were related to manufacturing footprint optimization activities. International segment restructuring charges of $4.7 million during the year ended December 31, 2023, were related to ongoing initiatives to drive profitable growth and improve productivity. Corporate related restructuring charges of $2.1 million during the year ended December 31, 2023, were related to footprint optimization activities and management restructuring.

Activity and reserve balances for restructuring charges were as follows:

| (in millions) | Americas segment | | International segment | | Corporate | | Total | |
|---|---|---|---|---|---|---|---|---|
| **Reserve balances at January 1, 2023** | $ | 1.7 | $ | 12.8 | $ | 0.5 | $ | 15.0 |
| Restructuring charges | | 3.1 | | 4.7 | | 2.1 | | 9.9 |
| Currency translation and other adjustments | | (0.1) | | 0.1 | | — | | — |
| Cash payments / utilization | | (3.9) | | (8.6) | | (2.6) | | (15.1) |
| **Reserve balances at December 31, 2023** | $ | 0.8 | $ | 9.0 | $ | — | $ | 9.8 |
| Restructuring charges | | 1.6 | | 3.5 | | 1.3 | | 6.4 |
| Currency translation and other adjustments | | (0.1) | | (0.3) | | — | | (0.4) |
| Cash payments / utilization | | (2.1) | | (9.0) | | (1.3) | | (12.4) |
| **Reserve balances at December 31, 2024** | $ | 0.2 | $ | 3.2 | $ | — | $ | 3.4 |
| Restructuring charges | | 1.2 | | 1.7 | | 1.0 | | 3.9 |
| Currency translation and other adjustments | | — | | 0.4 | | — | | 0.4 |
| Cash payments / utilization | | (0.6) | | (2.8) | | (1.0) | | (4.4) |
| **Reserve balances at December 31, 2025** | $ | 0.8 | $ | 2.5 | $ | — | $ | 3.3 |

Restructuring reserves at December 31, 2025 and 2024 are included in Other current liabilities in our Consolidated Balance Sheets.

## Note 5—Inventories

The following table sets forth the components of inventory:

| (In thousands) | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Raw materials and supplies | $ 228,374 | $ 190,027 |
| Finished products | 99,266 | 93,356 |
| Work in process | 15,395 | 13,413 |
| Total inventories | $ 343,035 | $ 296,796 |

## Note 6—Property, Plant, and Equipment

The following table sets forth the components of property, plant and equipment:

|  | December 31, | |
| --- | --- | --- |
| (In thousands) | 2025 | 2024 |
| Land | $ 9,549 | $ 4,235 |
| Buildings | 212,145 | 142,605 |
| Machinery and equipment | 565,082 | 512,894 |
| Construction in progress | 24,964 | 25,451 |
| Total | 811,740 | 685,185 |
| Less accumulated depreciation | (528,677) | (473,320) |
| Property, plant and equipment, net | $ 283,063 | $ 211,865 |

## Note 7—Reclassifications Out of Accumulated Other Comprehensive Loss

| (In thousands) | MSA Safety Incorporated | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| **Pension and other post-retirement benefits[a]** | | | |
| Balance at beginning of period | $ (11,390) | $ (42,652) | $ (50,335) |
| Unrecognized net actuarial gains | 40,868 | 39,049 | 8,654 |
| Tax expense | (10,095) | (9,579) | (1,514) |
| Total other comprehensive gain before reclassifications, net of tax | 30,773 | 29,470 | 7,140 |
| Amounts reclassified from accumulated other comprehensive loss into net income: | | | |
| Amortization of prior service cost (credit) (Note 16) | 650 | (42) | (84) |
| Recognized net actuarial losses (Note 16) | 1,759 | 2,482 | 812 |
| Tax benefit | (608) | (648) | (185) |
| Total amount reclassified from accumulated other comprehensive loss, net of tax, into net income | 1,801 | 1,792 | 543 |
| Total other comprehensive income | $ 32,574 | $ 31,262 | $ 7,683 |
| Balance at end of period | $ 21,184 | $ (11,390) | $ (42,652) |
| **Foreign currency forward cash flow hedges** | | | |
| Balance at beginning of period | $ — | $ — | $ — |
| Unrealized losses on cash flow hedges (Note 19) | (215) | — | — |
| Balance at end of period | $ (215) | $ — | $ — |
| **Available-for-sale securities** | | | |
| Balance at beginning of period | $ — | $ — | $ (2) |
| Unrealized gains on available-for-sale securities (Note 20) | — | — | 2 |
| Balance at end of period | $ — | $ — | $ — |
| **Foreign currency translation** | | | |
| Balance at beginning of period | $ (130,259) | $ (86,597) | $ (108,380) |
| Reclassification of currency translation from accumulated other comprehensive loss into net income[b] | (764) | (1,200) | 101 |
| Foreign currency translation adjustments | 68,273 | (42,462) | 21,682 |
| Balance at end of period | $ (62,750) | $ (130,259) | $ (86,597) |

[a]Reclassifications out of accumulated other comprehensive loss (AOCL) and into net income are included in the computation of net periodic pension and other post-retirement benefit costs (refer to Note 16—Pensions and Other Post-retirement Benefits).

[b]Reclassifications out of AOCL and into net income relate primarily to the recognition of non-cash net cumulative translation (gains)/losses associated with certain foreign subsidiaries. The reclassifications are included in Currency exchange losses, net, within the Consolidated Statements of Income.

**Note 8—Capital Stock**

**Preferred Stock—**The Company has authorized 100,000 shares of $50 par value 4.5% cumulative preferred nonvoting stock which is callable at $52.50. There were 71,340 shares issued and 52,998 shares held in treasury at both December 31, 2025 and 2024. The Treasury shares at cost line of the Consolidated Balance Sheets includes $1.8 million related to preferred stock. There were no shares of preferred stock purchased and subsequently held in treasury during the years ended December 31, 2025, or 2024. The Company has also authorized 1,000,000 shares of $10 par value second cumulative preferred voting stock. No shares have been issued as of December 31, 2025 or 2024.

**Common Stock—**The Company has authorized 180,000,000 shares of no par value common stock. There were 62,081,391 shares issued as of December 31, 2025 and December 31, 2024. No new shares were issued during the years ended December 31, 2025, or 2024. There were 38,912,629 and 39,260,080 shares outstanding at December 31, 2025 and 2024, respectively.

**Treasury Shares—**The Company's 2024 stock repurchase program authorizes up to $200.0 million to repurchase MSA common stock in the open market and in private transactions. The share repurchase program has no expiration date. The maximum number of shares that may be purchased is calculated based on the dollars remaining under the program and the respective month-end closing share price. Under this and prior stock repurchase programs, there were 501,420 shares repurchased during 2025, 166,292 shares repurchased during 2024, and no shares repurchased during 2023. There were 23,168,762 and 22,821,311 Treasury shares at December 31, 2025 and 2024, respectively.

The Company issues Treasury shares for all stock based benefit plans. Shares are issued from Treasury at the average Treasury share cost on the date of the transaction. There were 216,350 and 149,179 Treasury shares issued for these purposes during the years ended December 31, 2025 and 2024, respectively.

Common stock activity is summarized as follows:

| (Dollars in thousands) | Shares | | Dollars | |
| --- | --- | --- | --- | --- |
| | Issued | Treasury | Common Stock | Treasury Cost[a] |
| Balance at January 1, 2023 | 62,081,391 | (22,868,327) | $ 281,980 | $ (359,838) |
| Restricted stock awards | — | 40,856 | (643) | 643 |
| Restricted stock expense | — | — | 9,476 | — |
| Restricted stock forfeitures | — | — | (1,414) | — |
| Stock options exercised | — | 31,394 | 970 | 503 |
| Stock option expense | — | — | 11 | — |
| Stock option forfeitures | — | — | (11) | — |
| Performance stock issued | — | 53,407 | (855) | 855 |
| Performance stock expense | — | — | 23,546 | — |
| Performance stock forfeitures | — | — | (1,585) | — |
| Employee stock purchase plan shares issued | — | 7,140 | 849 | 114 |
| Treasury shares purchased | — | (28,649) | — | (3,961) |
| Balances December 31, 2023 | 62,081,391 | (22,764,179) | $ 312,324 | $ (361,684) |
| Restricted stock awards | — | 52,098 | (842) | 842 |
| Restricted stock expense | — | — | 15,769 | — |
| Restricted stock forfeitures | — | — | (4,530) | — |
| Stock options exercised | — | 10,666 | 327 | 174 |
| Stock option expense | — | — | 41 | — |
| Stock option forfeitures | — | — | (41) | — |
| Performance stock issued | — | 77,544 | (1,256) | 1,256 |
| Performance stock expense | — | — | 8,394 | — |
| Performance stock forfeitures | — | — | (1,634) | — |
| Employee stock purchase expense | — | — | 186 | — |
| Employee stock purchase plan shares issued | — | 8,871 | 1,215 | 148 |
| Treasury shares purchased | — | (40,019) | — | (7,408) |
| Share repurchase program | — | (166,292) | — | (29,932) |
| Balances December 31, 2024 | 62,081,391 | (22,821,311) | $ 329,953 | $ (396,604) |
| Restricted stock awards | — | 69,691 | (1,288) | 1,288 |
| Restricted stock expense | — | — | 12,202 | — |
| Restricted stock forfeitures | — | — | (2,223) | — |
| Stock options exercised | — | 12,776 | 334 | 235 |
| Stock option forfeitures | — | — | (1) | — |
| Performance stock issued | — | 118,605 | (2,109) | 2,109 |
| Performance stock expense | — | — | 8,041 | — |
| Performance stock forfeitures | — | — | (3,179) | — |
| Employee stock purchase plan shares issued | — | 15,278 | 1,756 | 286 |
| Employee stock purchase plan expense | — | — | 356 | — |
| Treasury shares purchased | — | (62,381) | — | (10,570) |
| Share repurchase program | — | (501,420) | — | (79,992) |
| Balances December 31, 2025 | 62,081,391 | (23,168,762) | $ 343,842 | $ (483,248) |

[a]Excludes treasury cost related to preferred stock.

**Note 9—Segment Information**

The Company is organized into four geographical operating segments that are based on management responsibilities: Northern North America; Latin America; Europe, Middle East & Africa; and Asia Pacific. The operating segments have been aggregated (based on economic similarities, the nature of their products and solutions, end-user markets and methods of distribution) into two reportable segments: Americas and International.

The Americas segment is comprised of our operations in Northern North America and Latin America geographies. The International segment is comprised of our operations in all geographies outside of the Americas. Certain global expenses are allocated to each segment in a manner consistent with where the benefits from the expenses are derived.

The Company's sales are allocated to each segment based primarily on the country destination of the end-customer.

The Company adopted ASU No. 2023-07 ("ASU 2023-07"), *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* for the year ended December 31, 2024 and applied it retrospectively for all prior periods presented.

Adjusted operating income is the measure used by the chief operating decision maker, identified as our President and Chief Executive Officer, to evaluate reportable segment performance and identify opportunities when allocating resources. Adjusted operating income is defined as operating income excluding restructuring charges, currency exchange, product liability expense, loss on divestiture of Mine Safety Appliances Company, LLC ("MSA LLC"), net cost for product-related legal matter, transaction costs and acquisition-related amortization.

The accounting principles applied at the operating segment level in determining the segment measure of profit or loss are the same as those applied at the consolidated financial statement level. Sales and transfers between operating segments are accounted for at market-based transaction prices and are eliminated in consolidation.

Reportable segment information is presented in the following table:

| (In thousands) | Americas | International | Corporate/ Reconciling Items[a] | | Consolidated Totals |
|---|---|---|---|---|---|
| **2025** | | | | | |
| Net sales to external customers | $ 1,261,841 | $ 612,973 | $ | — | $ 1,874,814 |
| Less: | | | | | |
|   Cost of products sold | 644,402 | 346,683 | | — | |
|   Selling, general and administrative | 214,011 | 146,364 | 43,412 | | |
|   Research and development | 38,670 | 26,674 | | — | |
| Adjusted operating income | $ 364,758 | $ 93,252 | | | |
| Noncash items: | | | | | |
|   Depreciation and amortization | 47,530 | 22,864 | 1,197 | $ | 71,591 |
|   Pension (income) expense | (17,799) | 3,823 | | — | (13,976) |
| Total Assets | 1,621,335 | 935,830 | (2,791) [b] | | 2,554,374 |
| Capital expenditures | 34,479 | 13,804 | 20,155 | | 68,438 |
| **2024** | | | | | |
| Net sales to external customers | $ 1,246,641 | $ 561,499 | $ | — | $ 1,808,140 |
| Less: | | | | | |
|   Cost of products sold | 618,019 | 320,502 | | — | |
|   Selling, general and administrative | 208,753 | 129,683 | 50,385 | | |
|   Research and development | 39,783 | 26,743 | | — | |
| Adjusted operating income | $ 380,086 | $ 84,571 | | | |
| Noncash items: | | | | | |
|   Depreciation and amortization | 46,289 | 17,164 | 880 | | 64,333 |
|   Pension (income) expense | (11,854) | 3,707 | | — | (8,147) |
| Total Assets | 1,480,124 | 682,816 | 42,844 | | 2,205,784 |
| Capital expenditures | 31,546 | 19,091 | 3,586 | | 54,223 |
| **2023** | | | | | |
| Net sales to external customers | $ 1,235,594 | $ 552,053 | $ | — | $ 1,787,647 |
| Less: | | | | | |
|   Cost of products sold | 619,948 | 306,443 | (128) | | |
|   Selling, general and administrative | 215,236 | 128,720 | 51,724 | | |
|   Research and development | 40,793 | 27,191 | 4 | | |
| Adjusted operating income | $ 359,617 | $ 89,699 | | | |
| Noncash items: | | | | | |
|   Depreciation and amortization | 44,170 | 15,760 | 843 | | 60,773 |
|   Pension (income) expense | (11,873) | 3,958 | | — | (7,915) |
| Total Assets | 1,433,244 | 734,856 | 2,050 | | 2,170,150 |
| Capital expenditures | 28,011 | 13,341 | 1,412 | | 42,764 |

[a] Corporate/Reconciling items consist primarily of corporate expenses and other items not directly attributable to reportable segments.
[b] Negative Corporate and reconciling items assets driven primarily by bank overdrafts under our notional cash pooling arrangement. Refer to Note 3—Cash and Cash Equivalents for further details.

A reconciliation of total Adjusted operating income from reportable segments to Income before income taxes is presented in the following table:

| (In thousands) | 2025 | 2024 | 2023 |
|---|---|---|---|
| Adjusted operating income | $ 458,010 | $ 464,657 | $ 449,316 |
| Less: | | | |
| Corporate Expenses | 43,412 | 50,385 | 51,600 |
| Restructuring charges (Note 4) | 3,897 | 6,397 | 9,892 |
| Currency exchange losses, net | 15,801 | 3,638 | 17,079 |
| Interest expense | 31,799 | 36,889 | 46,733 |
| Other income, net (Note 17) | (26,379) | (22,718) | (22,101) |
| Acquisition-related amortization | 12,615 | 9,174 | 9,246 |
| Transaction costs[a] | 10,467 | 886 | 965 |
| Net cost for product-related legal matter | — | 5,000 | — |
| Loss on divestiture of MSA LLC (Note 21) | — | — | 129,211 |
| Product liability expense (Note 21) | — | — | 3 |
| Income before income taxes | $ 366,398 | $ 375,006 | $ 206,688 |

[a]Transaction costs include advisory, legal, accounting, valuation, and other professional or consulting fees incurred during our evaluation of or in connection with acquisitions and divestitures. These costs are included in Selling, general and administrative expense in the Consolidated Statements of Operations.

Geographic information on Net sales to external customers, based on country of origin:

| (In thousands) | 2025 | 2024 | 2023 |
|---|---|---|---|
| United States | $ 943,363 | $ 954,979 | $ 961,062 |
| Other | 931,451 | 853,161 | 826,585 |
| Total | $ 1,874,814 | $ 1,808,140 | $ 1,787,647 |

Geographic information on tangible long-lived assets, net, based on country of origin:

| (In thousands) | 2025 | 2024 | 2023 |
|---|---|---|---|
| United States | $ 177,507 | $ 160,760 | $ 156,937 |
| Germany | 65,230 | 17,198 | 18,596 |
| United Kingdom | 28,627 | 30,274 | 24,740 |
| Other | 68,629 | 59,716 | 64,902 |
| Total | $ 339,993 | $ 267,948 | $ 265,175 |

Total Net sales by product category was as follows:

| 2025 | Consolidated | | Americas | | International | |
|---|---|---|---|---|---|---|
| (In thousands) | Dollars | Percent | Dollars | Percent | Dollars | Percent |
| Detection [a] | $ 763,393 | 41% | $ 501,784 | 40% | $ 261,609 | 43% |
| Fire Service [b] | 647,474 | 34% | 446,245 | 35% | 201,229 | 33% |
| Industrial PPE and Other [c] | 463,947 | 25% | 313,812 | 25% | 150,135 | 24% |
| Total | $ 1,874,814 | 100% | $ 1,261,841 | 100% | $ 612,973 | 100% |

| 2024 | Consolidated | | Americas | | International | |
|---|---|---|---|---|---|---|
| (In thousands) | Dollars | Percent | Dollars | Percent | Dollars | Percent |
| Detection [a] | $ 642,792 | 36% | $ 426,839 | 34% | $ 215,953 | 38% |
| Fire Service [b] | 712,684 | 39% | 507,738 | 41% | 204,946 | 36% |
| Industrial PPE and Other [c] | 452,664 | 25% | 312,064 | 25% | 140,600 | 26% |
| Total | $ 1,808,140 | 100% | $ 1,246,641 | 100% | $ 561,499 | 100% |

| 2023 | Consolidated | | Americas | | International | |
|---|---|---|---|---|---|---|
| (In thousands) | Dollars | Percent | Dollars | Percent | Dollars | Percent |
| Detection [a] | $ 634,915 | 36% | $ 419,312 | 34% | $ 215,603 | 39% |
| Fire Service [b] | 684,224 | 38% | 501,676 | 41% | 182,548 | 33% |
| Industrial PPE and Other [c] | 468,508 | 26% | 314,606 | 25% | 153,902 | 28% |
| Total | $ 1,787,647 | 100% | $ 1,235,594 | 100% | $ 552,053 | 100% |

[a] Detection includes Fixed Gas and Flame Detection and Portable Gas Detection. Detection includes sales from the M&C acquisition from May 6th, 2025 onward (Americas and International). Refer to Note 15—Acquisitions for further information.

[b] Fire Service includes Breathing Apparatus and Firefighter Helmets and Protective Apparel.

[c] Industrial PPE and Other includes Industrial Head Protection, Fall Protection and other.

## Note 10—Earnings per Share

Basic earnings per share is computed by dividing net income, after the deduction of preferred stock dividends and undistributed earnings allocated to participating securities, by the weighted average number of common shares outstanding during the period. Diluted earnings per share assumes the issuance of common stock for all potentially dilutive share equivalents outstanding not classified as participating securities. Participating securities are defined as unvested stock-based compensation awards that contain nonforfeitable rights to dividends.

| (In thousands, except per share amounts) | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| Net income | $ | 278,924 | $ | 284,967 | $ | 58,583 |
| Preferred stock dividends | | (41) | | (41) | | (41) |
| Net income available to common equity | | 278,883 | | 284,926 | | 58,542 |
| Dividends and undistributed earnings allocated to participating securities | | (26) | | (24) | | (26) |
| Net income available to common shareholders | $ | 278,857 | $ | 284,902 | $ | 58,516 |
| | | | | | | |
| Basic weighted-average shares outstanding | | 39,216 | | 39,371 | | 39,307 |
| Stock options and other stock-based awards | | 130 | | 164 | | 166 |
| Diluted weighted-average shares outstanding | | 39,346 | | 39,535 | | 39,473 |
| Antidilutive stock-based awards | | — | | — | | — |
| | | | | | | |
| Earnings per share: | | | | | | |
| Basic | $ | 7.11 | $ | 7.24 | $ | 1.49 |
| Diluted | $ | 7.09 | $ | 7.21 | $ | 1.48 |

## Note 11—Income Taxes

The Company adopted ASU No. 2023-09 ("ASU 2023-09"), *Improvements to Income Tax Disclosures*, applying it prospectively for the year ended December 31, 2025.

| (In thousands) | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| Components of income before income taxes | | | | | | |
| U.S. income | $ | 242,979 | $ | 243,129 | $ | 80,229 |
| Non-U.S. income | | 123,419 | | 131,877 | | 126,459 |
| Income before income taxes | $ | 366,398 | $ | 375,006 | $ | 206,688 |
| Provision for income taxes | | | | | | |
| Current | | | | | | |
| Federal | $ | 46,980 | $ | 47,060 | $ | 49,642 |
| State | | 9,981 | | 12,868 | | 9,510 |
| Non-U.S. | | 35,475 | | 30,209 | | 27,101 |
| Total current provision | $ | 92,436 | $ | 90,137 | $ | 86,253 |
| Deferred | | | | | | |
| Federal | $ | 2,666 | $ | (3,141) | $ | 54,272 |
| State | | (1,503) | | 1,046 | | 12,914 |
| Non-U.S. | | (6,125) | | 1,997 | | (5,334) |
| Total deferred provision (benefit) | | (4,962) | | (98) | | 61,852 |
| Provision for income taxes | $ | 87,474 | $ | 90,039 | $ | 148,105 |

Below is a tabular rate reconciliation pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025:

| (in thousands, except percentages) | 2025 | |
| --- | --- | --- |
| | Amount | Percent |
| U.S. federal statutory income tax | $ 76,944 | 21.0 % |
| State and local income taxes, net of federal income tax effect[1] | 6,652 | 1.8 % |
| Foreign tax effects | 5,700 | 1.6 % |
| Nontaxable or nondeductible items | 2,606 | 0.7 % |
| Effect of cross-border tax laws | (149) | — % |
| Tax credits | (3,891) | (1.1)% |
| Changes in unrecognized tax benefits | (420) | (0.1)% |
| Other | 32 | — % |
| Provision for income taxes | $ 87,474 | 23.9 % |

[1]The states that contribute to the majority (greater than 50%) of the tax effect in this category include California, Illinois, Maryland, Indiana, New Hampshire, Pennsylvania and Wisconsin.

Below is a reconciliation of the U.S. federal income tax rates to the Company's effective tax rate for the years ended December 21, 2024 and 2023:

| | 2024 | 2023 |
| --- | --- | --- |
| U.S. federal income tax rate | 21.0 % | 21.0 % |
| State income taxes-U.S. | 2.9 % | 3.7 % |
| Taxes on non-U.S. income | 1.1 % | (0.6)% |
| Nondeductible compensation | 0.5 % | 1.9 % |
| Divestiture (Note 21) | — % | 46.6 % |
| Valuation allowances | (1.2)% | (0.2)% |
| Research and development credit | (0.7)% | (0.8)% |
| Employee share-based payments | (0.2)% | (0.4)% |
| Taxes on non-U.S. income - U.S., Canadian & European reorganization | (0.1)% | (0.5)% |
| Foreign exchange on entity closures | (0.1)% | — % |
| Other | 0.8 % | 0.9 % |
| Effective income tax rate | 24.0 % | 71.6 % |

Disclosed below is a summary of income taxes paid by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025:

| (in thousands) | 2025 |
| --- | --- |
| United States - Federal | $ 48,993 |
| United States - State and local | 11,798 |
| Brazil | 7,900 |
| Switzerland | 7,372 |
| Germany | 5,375 |
| Other | 20,167 |
| Total | $ 101,605 |

Components of deferred tax assets and liabilities:

| (In thousands) | December 31, | | | |
| --- | --- | --- | --- | --- |
| | | 2025 | | 2024 |
| **Deferred tax assets** | | | | |
| Capitalized research and development | $ | 33,915 | $ | 31,030 |
| Inventory | | 9,184 | | 9,434 |
| Net operating losses and tax credit carryforwards | | 8,078 | | 6,715 |
| Share-based compensation | | 5,039 | | 6,149 |
| Accrued expenses and other reserves | | 6,419 | | 5,006 |
| Reserve for doubtful accounts | | 1,391 | | 1,071 |
| Other | | 5,847 | | 2,177 |
| Total deferred tax assets | | 69,873 | | 61,582 |
| Valuation allowances | | (4,464) | | (4,815) |
| Net deferred tax assets | $ | 65,409 | $ | 56,767 |
| **Deferred tax liabilities** | | | | |
| Goodwill and intangibles | $ | (98,104) | $ | (79,917) |
| Employee benefits | | (54,923) | | (41,399) |
| Property, plant and equipment | | (16,992) | | (15,461) |
| Other | | (1,939) | | (1,501) |
| Total deferred tax liabilities | | (171,958) | | (138,278) |
| Net deferred taxes | $ | (106,549) | $ | (81,511) |

At December 31, 2025, we had net operating loss carryforwards of approximately $30.0 million. All net operating loss carryforwards without a valuation allowance may be carried forward for a period of at least six years.

A reconciliation of the change in the tax liability for unrecognized tax benefits for the years ended December 31, 2025 and 2024 is as follows:

| (In thousands) | | 2025 | | 2024 |
| --- | --- | --- | --- | --- |
| Beginning balance | $ | 1,270 | $ | 3,084 |
| Adjustments for tax positions related to the current year | | — | | 51 |
| Adjustments for tax positions related to prior years | | 3,347 | | (607) |
| Settlements | | (194) | | (929) |
| Statute expiration | | (138) | | (329) |
| Ending balance | $ | 4,285 | $ | 1,270 |

The total amount of unrecognized tax benefits, if recognized, would reduce our future effective tax rate. We have $1.5 million in recognized tax benefits associated with these liabilities in 2025 and had no recognized tax benefits associated with these liabilities in 2024.

We recognize interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. Our liability for accrued interest and penalties related to uncertain tax positions was $0.5 million at December 31, 2025 and $0.2 million at December 31, 2024.

We are subject to regular review and audit by both foreign and domestic tax authorities. While we believe our tax positions will be sustained, the final outcome of tax audits and related litigation may differ materially from the tax amounts recorded in our consolidated financial statements.

On July 4, 2025, the United States enacted into law the One, Big, Beautiful Bill Act ("the Act"). The Act makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, domestic research cost expensing, and the business interest expense limitation. The Act has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The Act did not have a material impact on the financial statements in 2025.

We file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state, and local, or non-U.S. income tax examinations by tax authorities for years prior to 2021.

The Organization for Economic Co-operation and Development (OECD) framework for a global minimum corporate tax rate of 15% for companies with global revenues above €750.0 million (referred to as Pillar 2), with effective dates beginning in January 2024, has been enacted by a number of foreign jurisdictions. We meet the overall revenue threshold and fall within the scope of Pillar 2. As such, we have complied with the requirements of the legislation and the application of Pillar 2 resulted in additional tax expense of $2.2 million and $1.1 million, for the years ended December 31, 2025 and 2024, respectively.

## Note 12—Stock Plans

The 2023 Management Equity Incentive Plan and its predecessor, the 2016 Management Equity Incentive Plan, provide for various forms of stock-based compensation for eligible employees through, in the case of the 2023 Management Equity Incentive Plan, May 2033, including stock options, restricted stock awards, restricted stock units and performance stock units. The 2024 Non-Employee Directors' Equity Incentive Plan and its predecessor, the 2017 Non-Employee Directors' Equity Incentive Plan provides for grants of stock options and restricted stock to non-employee directors through, in the case of the 2024 Non-Employee Directors' Equity Incentive Plan, May 2034. Stock options are granted at market prices and expire after ten years. The 2014 MSA Employee Stock Purchase Plan ("ESPP") permits eligible employees to purchase the Company's shares of common stock at a 15% discount from fair market value, semi-annually, from the stock market. The ESPP plan is considered a compensatory plan. The discount is recorded as a component of selling, general and administrative expense in the Company's Consolidated Statements of Income. As of December 31, 2025, there were 1,612,699; 79,844; and 53,126 shares, respectively, reserved for future grants under the management and non-employee directors' equity incentive and employee stock purchase plans.

Stock options are exercisable beginning three years after the grant date. Restricted stock and restricted stock units are granted without payment to the Company and generally vest three years after the grant date. Restricted stock and restricted stock units are valued at the market value of the stock on the grant date. Performance stock units with a market condition are valued at an estimated fair value using a Monte Carlo simulation model. The final number of shares to be issued for performance stock units may range from zero to 240% of the target award based on achieving the specified performance targets over the performance period and further range based upon the achieved market metric over the performance period. In general, unvested stock options, restricted stock and performance stock units are forfeited if the participant's employment with the Company terminates for any reason other than retirement, death or disability. We issue Treasury shares for stock option exercises and grants of restricted stock and performance stock. Please refer to Note 8—Capital Stock for further information regarding stock compensation share issuance.

Stock-based compensation expense was as follows:

| (In thousands) | 2025 | | 2024 | | 2023 | |
|---|---|---|---|---|---|---|
| Restricted stock units | $ | 9,979 | $ | 11,239 | $ | 8,062 |
| Performance stock units | | 4,862 | | 6,760 | | 21,961 |
| Employee stock purchase program | | 356 | | 186 | | — |
| Total stock-compensation expense before income taxes | | 15,197 | | 18,185 | | 30,023 |
| Income tax benefit | | 3,632 | | 4,492 | | 7,356 |
| Total stock-compensation expense, net of income tax benefit | $ | 11,565 | $ | 13,693 | $ | 22,667 |

We did not capitalize any stock-based compensation expense, and all expense is included in Selling, general and administrative expense in the Consolidated Statements of Income.

A summary of option activity follows:

| | Shares | Weighted Average Exercise Price | Exercisable at Year-end |
|---|---|---|---|
| Outstanding January 1, 2023 | 58,156 | $ 46.48 | |
| Exercised | (31,394) | 46.90 | |
| Forfeited | (226) | 49.44 | |
| Outstanding December 31, 2023 | 26,536 | 45.95 | 26,536 |
| Exercised | (10,666) | 46.93 | |
| Forfeited | (852) | 48.65 | |
| Outstanding December 31, 2024 | 15,018 | 45.10 | 15,018 |
| Exercised | (12,776) | 44.53 | |
| Forfeited | (25) | 54.29 | |
| Outstanding December 31, 2025 | 2,217 | $ 48.30 | 2,217 |

For various exercise price ranges, characteristics of outstanding and exercisable stock options at December 31, 2025, were as follows:

| | Stock Options Outstanding and Exercisable | | |
|---|---|---|---|
| | | Weighted-Average | |
| Range of Exercise Prices | Shares | Exercise Price | Remaining Life |
| $33.01 – $45.00 | 500 | $ 44.50 | 0.08 |
| $45.01 – $57.93 | 1,717 | 49.41 | 2.01 |
| $33.01 – $57.93 | 2,217 | $ 48.30 | 1.58 |

Cash received from the exercise of stock options was $0.6 million, $0.5 million and $1.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. The tax benefit we realized from these exercises was $0.7 million, $0.6 million and $0.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Stock options become exercisable when they are vested. The aggregate intrinsic value of stock options exercisable and outstanding at December 31, 2025 was $0.2 million.

Restricted stock awards and restricted stock units are valued at the market value of the stock on the grant date. A summary of restricted stock unit activity follows:

| | Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Unvested January 1, 2023 | 145,886 | $ 137.36 |
| Granted | 81,150 | 142.92 |
| Vested | (43,107) | 126.27 |
| Forfeited | (10,078) | 140.28 |
| Unvested at December 31, 2023 | 173,851 | 142.73 |
| Granted | 84,282 | 178.50 |
| Vested | (50,840) | 163.66 |
| Forfeited | (27,709) | 163.49 |
| Unvested at December 31, 2024 | 179,584 | 150.39 |
| Granted | 73,130 | 160.33 |
| Vested | (69,704) | 138.75 |
| Forfeited | (14,623) | 152.04 |
| Unvested at December 31, 2025 | 168,387 | $ 159.38 |

A summary of performance stock unit activity follows:

| | Shares | | Weighted Average Grant Date Fair Value |
|---|---|---|---|
| Unvested at January 1, 2023 | 178,760 | $ | 146.28 |
| Granted | 77,654 | | 132.39 |
| Vested | (53,407) | | 127.36 |
| Performance adjustments | (3,009) | | 127.40 |
| Forfeited | (10,777) | | 147.06 |
| Unvested at December 31, 2023 | 189,221 | | 146.17 |
| Granted | 40,787 | | 177.34 |
| Vested | (77,544) | | 174.13 |
| Performance adjustments | 20,488 | | 194.10 |
| Forfeited | (10,956) | | 149.16 |
| Unvested at December 31, 2024 | 161,996 | | 146.50 |
| Granted | 63,964 | | 162.61 |
| Vested | (118,605) | | 143.47 |
| Performance adjustments | 64,457 | | 143.49 |
| Forfeited | (20,260) | | 156.89 |
| Unvested at December 31, 2025 | 151,552 | $ | 153.00 |

The 2025 performance adjustments above relate primarily to 2022 performance unit awards which vested in the first quarter of 2025 at 220% of the target award based on both cumulative performance against EBITDA margin and revenue growth targets and MSA's TSR during the three-year performance period.

During the years ended December 31, 2025, 2024 and 2023, the total intrinsic value of stock options exercised (the difference between the market price on the date of exercise and the option price paid to exercise the option) was $1.4 million, $1.5 million and $3.7 million, respectively. The fair values of restricted stock vested during the years ended December 31, 2025, 2024 and 2023 were $9.7 million, $8.3 million and $5.4 million, respectively. The fair value of performance stock units vested during the years ended December 31, 2025, 2024 and 2023 was $17.0 million, $13.5 million and $6.8 million, respectively.

On December 31, 2025, there was $17.3 million of unrecognized stock-based compensation expense. The weighted average period over which this expense is expected to be recognized was approximately 1.5 years.

## Note 13—Long-Term Debt

**Long-Term Debt**

| | December 31, | | | |
|---|---|---|---|---|
| (In thousands) | | 2025 | | 2024 |
| 2016 Senior Notes payable through 2031, 3.40%, net of debt issuance costs | $ | 49,278 | $ | 53,400 |
| 2021 Senior Notes payable through 2036, 2.69%, net of debt issuance costs | | 99,776 | | 99,754 |
| 2021 Senior Notes payable through 2036, 2.69%, net of debt issuance costs | | 99,776 | | 99,754 |
| Senior revolving credit facility maturing in 2030, net of debt issuance costs | | 282,137 | | — |
| 2023 Term Loan credit agreement maturing in 2026, net of debt issuance costs | | — | | 205,152 |
| 2023 Senior Notes payable through 2028, 5.25%, net of debt issuance costs | | 49,967 | | 49,953 |
| Total | | 580,934 | | 508,013 |
| Amounts due within one year | | 8,225 | | 26,391 |
| Long-term debt, net of debt issuance costs | $ | 572,709 | $ | 481,622 |

On April 1, 2025, the Company entered into a Fifth Amended and Restated Credit Agreement (the "Revolving Credit Facility" or "Facility") with a capacity of $1.3 billion. Under the amended agreement, the Company may elect either a Base rate of interest ("BASE") or an interest rate based on Secured Overnight Financing Rate ("SOFR"). The BASE is a daily fluctuating per annum rate equal to the highest of (i) the Overnight Bank Funding Rate, plus 0.5%, (ii) the Prime Rate (iii) the Daily Simple SOFR rate, plus 1.00%. The Company pays a credit spread of 0 to 175 basis points based on the Company's net leverage ratio and elected rate (BASE or SOFR). The Company has a weighted average revolver interest rate of 4.56% as of December 31, 2025. At December 31, 2025, $1.0 billion of the existing $1.3 billion Revolving Credit Facility was unused, including letters of credit issued under the facility. The facility also provides an accordion feature that allows the Company to access an additional $500.0 million of capacity pending approval by MSA's board of directors and from the bank group.

On July 1, 2024, the Company entered into Amendment No. 3 to the Third Amended and Restated Multi-Currency Note Purchase and Private Shelf Agreement (the "Prudential Note Agreement") with PGIM, Inc. ("Prudential"). The Prudential Note Agreement provided for (i) the issuance of $100.0 million of 2.69% Series C Senior Notes due July 1, 2036 and (ii) the establishment of an uncommitted note issuance facility whereby the Company may request, subject to Prudential's acceptance in its sole discretion, the issuance of up to $335.0 million aggregate principal amount of senior unsecured notes. The Company has outstanding £36.6 million (approximately $49.3 million at December 31, 2025) of 3.4% Series B Senior Notes due January 22, 2031. Remaining maturities of this note are £6.1 million (approximately $8.2 million at December 31, 2025) due annually through January 2031.

On July 1, 2024, the Company entered into Amendment No. 3 to the Second Amended and Restated Master Note Facility (the "NYL Note Facility") with NYL Investors. The NYL Note Facility provided for (i) the issuance of $100.0 million of 2.69% Series A Senior Notes due July 1, 2036 and (ii) the establishment of an uncommitted note issuance facility whereby the Company may request, subject to NYL Investors' acceptance in its sole discretion, the issuance of up to $200.0 million aggregate principal amount of senior unsecured notes.

Coincident with the amendment to the Revolving Credit Facility on April 1, 2025, the Company entered into Amendment No. 4 to the Prudential Note Agreement and Amendment No. 4 to the NYL Note Facility, in each case to conform to the changes made in the Revolving Credit Facility.

On June 29, 2023, the Company issued $50 million of 5.25% Series B Senior Notes due July 1, 2028, pursuant to the NYL Note Facility (the "Notes"). The Notes bear interest at 5.25% per annum, payable semi-annually, and mature on July 1, 2028. The Notes provide for a principal payment of $25 million on July 1, 2027, with the remaining $25 million due on July 1, 2028. The Notes may be redeemed at the Company's option prior to their maturity at a make-whole redemption price calculated as provided in the NYL Note Facility. The proceeds of the Notes were used on June 29, 2023, to pay down an equivalent amount of borrowings under the Company's Revolving Credit Facility with PNC Bank, National Association, as Administrative Agent.

On January 5, 2023, the Company entered into a new $250 million term loan facility (the "Term Loan Facility") to fund the divestiture of MSA LLC. In conjunction with the updated Revolving Credit Facility signed on April 1, 2025, MSA converted the balance of the Term Loan Facility to the Revolving Credit Facility, closing the Term Loan Facility. Under the agreement, the Company elected either BASE or an interest rate based on SOFR. The Company paid a credit spread of 0 to 200 basis points based on the Company's net leverage ratio and elected rate.

The Revolving Credit Facility, Prudential Note Agreement and NYL Note Facility require the Company to comply with specified financial covenants, including a requirement to maintain a minimum fixed charges coverage ratio of not less than 1.50 to 1.00 and a consolidated leverage ratio not to exceed 3.50 to 1.00; except during an acquisition period, defined as four consecutive fiscal quarters beginning with the quarter of acquisition, in which case the consolidated net leverage ratio shall not exceed 4.00 to 1.00; in each case calculated on the basis of the trailing four fiscal quarters. In addition, the agreements contain negative covenants limiting the ability of the Company and its subsidiaries to incur additional indebtedness or issue guarantees, create or incur liens, make loans and investments, make acquisitions, transfer or sell assets, enter into transactions with affiliated parties, make changes in its organizational documents that are materially adverse to lenders or modify the nature of the Company's or its subsidiaries' business.

As of December 31, 2025, MSA was in full compliance with the restrictive covenants under its various credit agreements.

Approximate maturities on our long-term debt over the next five years are $8.2 million in 2026, $33.2 million in 2027 and 2028, $8.2 million in 2029, $293.5 million in 2030 and $208.2 million thereafter.

The Company had outstanding bank guarantees and standby letters of credit with banks as of December 31, 2025, totaling $9.7 million, of which $1.5 million relate to the revolving credit facility. The letters of credit serve to cover customer requirements in connection with certain sales orders and insurance companies. The Company is also required to provide cash collateral in connection with certain arrangements. At December 31, 2025, the Company has $0.9 million of restricted cash in support of these arrangements.

On May 6, 2025, the Company acquired M&C in a transaction valued at approximately $189 million, net of cash acquired. Refer to Note 15—Acquisitions for further information. The acquisition was financed by $137.3 million under the Revolving Credit Facility and cash on hand.

## Note 14—Goodwill and Intangible Assets

Changes in goodwill during the years ended December 31, 2025 and 2024, were as follows:

| (In thousands) | 2025 | 2024 |
|---|---|---|
| Balance at January 1 | $ 620,895 | $ 627,534 |
| Additions and measurement period adjustments (Note 15) | 91,616 | — |
| Currency translation | 19,081 | (6,639) |
| Balance at December 31 | $ 731,592 | $ 620,895 |

At December 31, 2025, goodwill of $481.4 million and $250.2 million related to the Americas and International reportable segments, respectively.

Changes in intangible assets, net of accumulated amortization, during the years ended December 31, 2025 and 2024, were as follows:

| (In thousands) | 2025 | 2024 |
|---|---|---|
| Net balance at January 1 | $ 246,437 | $ 266,134 |
| Additions (Note 15) | 66,568 | — |
| Amortization expense | (20,658) | (17,826) |
| Currency translation | 6,780 | (1,871) |
| Net balance at December 31 | $ 299,127 | $ 246,437 |

| (In millions) | | December 31, 2025 | | | December 31, 2024 | | |
|---|---|---|---|---|---|---|---|
| Intangible Assets: | Weighted Average Useful Life (years) | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Customer relationships | 20 | $ 232.2 | $ (69.9) | $ 162.3 | $ 179.7 | $ (55.7) | $ 124.0 |
| Distribution agreements | 20 | 65.7 | (36.4) | 29.3 | 65.7 | (33.3) | 32.4 |
| Technology related assets | 9 | 59.4 | (39.7) | 19.7 | 49.6 | (35.5) | 14.1 |
| Patents, trademarks and copyrights | 19 | 48.6 | (21.0) | 27.6 | 34.1 | (18.2) | 15.9 |
| Other | 3 | 3.1 | (2.9) | 0.2 | 2.8 | (2.8) | — |
| Total | 19 | $ 409.0 | $ (169.9) | $ 239.1 | $ 337.3 | $ (150.9) | $ 186.4 |

At December 31, 2025, the intangible assets balance includes a trade name related to the Globe acquisition with an indefinite life totaling $60.0 million.

Intangible asset amortization expense over the next five years is expected to be approximately $21.9 million in 2026, $21.7 million in 2027, $21.3 million in 2028, $20.6 million in 2029, and $18.3 million in 2030.

**Note 15—Acquisitions**

*Acquisition of M&C*

On May 6, 2025, the Company acquired 100% of the common stock of M&C in an all-cash transaction valued at approximately $189 million, net of cash acquired.

Headquartered in Ratingen, Germany, M&C provides a comprehensive range of gas analysis systems that detect, measure and monitor gases in critical environments. M&C's product portfolio includes systems and solutions for gas sampling, gas conditioning, as well as advanced process control. M&C products and systems are used in a wide range of industries and applications, including energy, chemicals, utilities, manufacturing, food and beverage, and other industrial applications.

M&C's operating results are included in our consolidated financial statements from the acquisition date within the Americas and International reportable segments. The acquisition qualified as a business combination and was accounted for using the acquisition method of accounting.

The following table summarizes the preliminary fair values of the M&C's assets acquired and liabilities assumed at the date of the acquisition:

| (In millions) | | May 6, 2025 |
|---|---|---|
| Current assets (including cash of $10.0) | $ | 38.8 |
| Property, plant and equipment and other noncurrent assets | | 50.0 |
| Customer relationships and other intangible assets | | 66.6 |
| Goodwill | | 91.6 |
| Total assets acquired | $ | 247.0 |
| Deferred tax liability | | (24.9) |
| Other liabilities | | (22.8) |
| Total liabilities assumed | $ | (47.7) |
| Net assets acquired | $ | 199.3 |

As of December 31, 2025, the purchase accounting for M&C is substantially complete, but subject to change based on management's continued review of estimates and assumptions reflected in preliminary valuation data or receipt of additional information related to tax balances and liabilities assumed.

Assets acquired and liabilities assumed in connection with the acquisition were recorded at their preliminary fair values. Fair values were determined by management, based in part on an independent valuation performed by a third-party valuation specialist. The valuation methods used to determine the fair value of intangible assets included the excess earnings approach for customer relationships using customer inputs and contributory charges; the relief from royalty method for trade name and developed technologies and the cost approach for assembled workforce, which is included in goodwill. Assumptions and estimates were involved in the application of these valuation methods, including forecasted sales volumes and prices, royalty rates, costs to produce, tax rates and amortization tax benefits, capital spending, discount rates, customer attrition rates, technology obsolescence assumptions and working capital changes. Cash flow forecasts were generally based on M&C pre-acquisition forecasts, coupled with estimated MSA financial synergies. Identifiable intangible assets with finite lives are subject to amortization over their estimated useful lives. The customer relationships, developed technology, and trade name acquired in the M&C transaction are being amortized over periods of 20 years, 8 years, and 20 years, respectively. Estimated future amortization expense related to the identifiable intangible assets is approximately $4 million annually for 2026 through 2030, and $43.8 million thereafter.

Goodwill was calculated as the excess of the purchase price over the fair value of net assets acquired and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible and intangible assets acquired were the acquisition of an assembled workforce, the expected synergies and other benefits that we believe will result from combining the operations of M&C with our operations. Goodwill of $91.6 million related to the M&C acquisition was recorded, with $57.9 million and $33.7 million allocated to the International and Americas reportable segments, respectively. This Goodwill is nondeductible for tax purposes.

Our results as of December 31, 2025, include strategic acquisition costs of $10.5 million, including $9.2 million related to the M&C acquisition. Our results as of December 31, 2024 and 2023, include $0.9 million and $1.0 million, respectively, of strategic acquisition costs. These costs are reported in selling, general, and administrative expenses.

The operating results of this acquisition have been included in our consolidated financial statements from the acquisition date through December 31, 2025. Our results as of December 31, 2025, include net sales and net loss of $41.0 million and $4.8 million, respectively, attributable to this acquisition.

The following unaudited pro forma information presents our combined results as if the M&C acquisition had occurred on January 1, 2024. The unaudited pro forma financial information was prepared to give effect to events that are (1) directly attributable to the acquisition; (2) factually supportable; and (3) expected to have a continuing impact on the combined Company's results. There were no material transactions between MSA and M&C during the periods presented that are required to be eliminated in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies, or revenue enhancements that the combined companies may achieve as a result of the acquisition or the costs to integrate the operations or the costs necessary to achieve cost savings, operating synergies, or revenue enhancements.

| (In millions, except per share amounts) | | 2025 | | 2024 |
|---|---|---|---|---|
| Net sales | $ | 1,893.3 | $ | 1,860.8 |
| Net income | $ | 281.4 | $ | 291.9 |
| Basic earnings per share | $ | 7.17 | $ | 7.41 |
| Diluted earnings per share | $ | 7.15 | $ | 7.38 |

The unaudited pro forma combined financial information is presented for informational purposes only and is not intended to represent or be indicative of the combined results of operations or financial position that we would have reported had the acquisition been completed as of the date and for the periods presented, and should not be taken as representative of our consolidated results of operations or financial condition following the acquisition. In addition, the unaudited pro forma condensed combined financial information is not intended to project the future financial position or result of operations of the combined Company.

The unaudited pro forma combined financial information was prepared using the acquisition method of accounting under existing U.S. GAAP. MSA has been treated as the acquirer.

**Note 16—Pensions and Other Post-retirement Benefits**

We maintain various defined benefit and defined contribution plans covering the majority of our employees. Our principal U.S. plan is funded in compliance with the Employee Retirement Income Security Act ("ERISA"). It is our general policy to fund current costs for the international plans according to local requirements and general market practice. We provide health care benefits and limited life insurance for certain retired employees who are covered by our principal U.S. defined benefit pension plan until they become Medicare-eligible.

Defined benefit pension plan and other post-retirement benefits plan information is provided in the following tables:

| (In thousands) | Pension Benefits 2025 | Pension Benefits 2024 | Other Benefits 2025 | Other Benefits 2024 |
|---|---|---|---|---|
| **Change in Benefit Obligations** | | | | |
| Benefit obligations at January 1 | $ 474,484 | $ 521,474 | $ 22,046 | $ 21,386 |
| Service cost | 8,118 | 9,214 | 124 | 176 |
| Interest cost | 24,178 | 23,307 | 1,104 | 994 |
| Participant contributions | 165 | 232 | 222 | 285 |
| Plan amendments | 605 | (20) | — | — |
| Actuarial (gains) losses[a] | (5,524) | (27,259) | (569) | 1,696 |
| Benefits paid | (29,818) | (28,159) | (2,269) | (2,491) |
| Settlements | (2,282) | (17,576) | — | — |
| Acquisitions | 8,554 | — | — | — |
| Currency translation | 11,263 | (6,729) | — | — |
| Benefit obligations at December 31 | $ 489,743 | $ 474,484 | $ 20,658 | $ 22,046 |
| **Change in Plan Assets** | | | | |
| Fair value of plan assets at January 1 | $ 580,364 | $ 563,449 | $ — | $ — |
| Actual return on plan assets | 83,400 | 55,610 | — | — |
| Employer contributions | 6,644 | 7,877 | 2,047 | 2,206 |
| Participant contributions | 165 | 232 | 222 | 285 |
| Settlements | (2,282) | (17,576) | — | — |
| Benefits paid | (29,818) | (28,159) | (2,269) | (2,491) |
| Administrative expenses paid | (56) | (62) | — | — |
| Currency translation | 546 | (1,007) | — | — |
| Fair value of plan assets at December 31 | $ 638,963 | $ 580,364 | $ — | $ — |
| **Funded Status** | | | | |
| Funded status at December 31 | $ 149,220 | $ 105,880 | $ (20,658) | $ (22,046) |
| Unrecognized prior service cost | 794 | 728 | — | — |
| Unrecognized net actuarial (gains) losses | (1,252) | 40,339 | 5,584 | 6,804 |
| Net amount recognized | $ 148,762 | $ 146,947 | $ (15,074) | $ (15,242) |
| **Amounts Recognized in the Balance Sheets** | | | | |
| Noncurrent assets | $ 279,450 | $ 224,638 | $ — | $ — |
| Current liabilities | (8,522) | (7,474) | (1,963) | (2,145) |
| Noncurrent liabilities | (121,708) | (111,284) | (18,695) | (19,901) |
| Net amount recognized | $ 149,220 | $ 105,880 | $ (20,658) | $ (22,046) |
| **Amounts Recognized in Accumulated Other Comprehensive Loss** | | | | |
| Net actuarial (gains) losses | $ (1,252) | $ 40,339 | $ 5,584 | $ 6,804 |
| Prior service cost | 794 | 728 | — | — |
| Total (before tax effects) | $ (458) | $ 41,067 | $ 5,584 | $ 6,804 |
| **Accumulated Benefit Obligations for all Defined Benefit Plans** | $ 464,203 | $ 442,734 | $ — | $ — |

[a]Actuarial (gains) losses for both periods relate primarily to the increase in discount rates used in measuring plan obligations as of December 31, 2025, and 2024, respectively.

| (In thousands) | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2023 | 2025 | 2024 | 2023 |
| **Components of Net Periodic Benefit (Income) Cost** | | | | | | |
| Service cost | $ 8,118 | $ 9,214 | $ 7,587 | $ 124 | $ 176 | $ 214 |
| Interest cost | 24,178 | 23,307 | 23,775 | 1,104 | 994 | 1,090 |
| Expected return on plan assets | (48,030) | (42,832) | (39,639) | — | — | — |
| Amortization of prior service cost (credit) | 650 | 142 | 161 | — | (184) | (245) |
| Recognized net actuarial losses | 1,091 | 1,103 | 186 | 651 | 460 | 550 |
| Settlement/curtailment loss | 17 | 919 | 15 | — | — | — |
| Net periodic benefit (income) cost[a] | $ (13,976) | $ (8,147) | $ (7,915) | $ 1,879 | $ 1,446 | $ 1,609 |

[a] Components of net periodic benefit (income) cost other than service cost are included in the line item Other income, net, and service costs are included in the line items Cost of products sold and Selling, general and administrative in the Consolidated Statements of Income.

The Company utilizes a spot rate approach, which discounts the individual plan specific expected cash flows underlying the service and interest cost using the applicable spot rates derived from a yield curve used in the determination of the benefit obligation to the relevant projected cash flows. For plans where the discount rate is not derived from plan specific expected cash flows, the Company uses a single weighted-average discount rate derived from the yield curve used to measure the projected benefit obligation at the beginning of the period for measuring both the projected benefit obligations and the service and interest cost components of net periodic benefit cost for pension and other post-retirement benefits.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

| (In thousands) | Pension Benefits | |
|---|---|---|
| | 2025 | 2024 |
| Aggregate accumulated benefit obligations (ABO) | $ 128,023 | $ 117,299 |
| Aggregate fair value of plan assets | 2,416 | 3,334 |

Information for pension plans with a projected benefit obligation in excess of plan assets:

| (In thousands) | Pension Benefits | |
|---|---|---|
| | 2025 | 2024 |
| Aggregate projected benefit obligations (PBO) | $ 132,646 | $ 122,092 |
| Aggregate fair value of plan assets | 2,416 | 3,334 |

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2025 | 2024 | 2025 | 2024 |
| **Assumptions used to determine benefit obligations** | | | | |
| Average discount rate | 5.37 % | 5.35 % | 5.09 % | 5.49 % |
| Rate of compensation increase | 2.97 % | 2.96 % | 3.00 % | 3.00 % |
| **Assumptions used to determine net periodic benefit cost** | | | | |
| Average discount rate - Service cost | 5.75 % | 5.02 % | 5.65 % | 4.96 % |
| Average discount rate - Interest cost | 5.07 % | 4.64 % | 5.22 % | 4.85 % |
| Expected return on plan assets | 8.05 % | 7.23 % | — | — |
| Rate of compensation increase | 2.96 % | 3.78 % | 3.00 % | 3.00 % |

Discount rates for all U.S. and foreign plans were determined using the aforementioned spot rate methodology for 2025 and 2024. Aside from sovereign bonds used in Mexico, the remaining plans' discount rates were determined using various corporate bonds and by matching our projected benefit obligation payment stream to current yields on high quality bonds.

The expected return on assets for the 2025 net periodic pension cost was determined by multiplying the expected returns of each asset class (based on capital market expectations) by the expected percentage of the total portfolio invested in that asset class. A total return was determined by summing the expected returns over all asset classes.

| | Pension Plan Assets at December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Equity securities | 59 % | 65 % |
| Fixed income securities | 33 | 26 |
| Pooled investment funds | 7 | 7 |
| Cash and cash equivalents | 1 | 1 |
| Insurance contracts | — | 1 |
| Total | 100 % | 100 % |

The overall objective of our pension investment strategy is to earn a rate of return over time to satisfy the benefit obligations of the pension plans and to maintain sufficient liquidity to pay benefits and meet other cash requirements of our pension funds. Investment policies for our primary U.S. pension plan are determined by the plan's Investment Committee and set forth in the plan's investment policy. Asset managers are granted discretion for determining sector mix, selecting securities and timing transactions, subject to the guidelines of the investment policy. An aggressive, flexible management of the portfolio is permitted and encouraged, with shifts of emphasis among equities, fixed income securities and cash equivalents at the discretion of each manager. No target asset allocations are set forth in the investment policy. For our non-U.S. pension plans, our investment objective is generally met through the use of pooled investment funds and insurance contracts.

The fair values of the Company's pension plan assets are determined using NAV as a practical expedient, or by information categorized in the fair value hierarchy level based on the inputs used to determine fair value, as further discussed in Note 20—Fair Value Measurements.

The fair values of the Company's pension plan assets at December 31, 2025, were as follows:

| | | | | Fair Value | | |
|---|---|---|---|---|---|---|
| (In thousands) | Total | NAV | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | |
| Equity securities | $ 374,848 | $ 59,938 | $ 314,910 | $ — | $ — | |
| Fixed income securities | 210,277 | — | 129,420 | 80,857 | — | |
| Pooled investment funds | 44,630 | 44,630 | — | — | — | |
| Cash and cash equivalents | 6,792 | 4,403 | 2,389 | — | — | |
| Insurance contracts | 2,416 | — | — | 2,416 | — | |
| Total | $ 638,963 | $ 108,971 | $ 446,719 | $ 83,273 | $ — | |

The fair values of the Company's pension plan assets at December 31, 2024, were as follows:

| | | | | Fair Value | | |
|---|---|---|---|---|---|---|
| (In thousands) | Total | NAV | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | |
| Equity securities | $ 375,001 | $ 56,803 | $ 318,198 | $ — | $ — | |
| Fixed income securities | 152,258 | — | 97,013 | 55,245 | — | |
| Pooled investment funds | 42,182 | 42,182 | — | — | — | |
| Cash and cash equivalents | 7,589 | 5,908 | 1,681 | — | — | |
| Insurance contracts | 3,334 | — | — | — | 3,334 | |
| Total | $ 580,364 | $ 104,893 | $ 416,892 | $ 55,245 | $ 3,334 | |

Equity securities consist primarily of publicly traded U.S. and non-U.S. common stocks. Equities are valued at closing prices reported on the listing stock exchange.

Fixed income securities consist primarily of U.S. government and agency bonds and U.S. corporate bonds. Fixed income securities are valued at closing prices reported in active markets or based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flow approach that maximizes observable inputs, such as current yields of similar instruments, and may include adjustments, for certain risks that may not be observable, such as credit and liquidity risks.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Pooled investment funds consist of mutual and collective investment funds that invest primarily in publicly traded equity and fixed income securities. Pooled investment funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding. The underlying securities are generally valued at closing prices reported in active markets, quoted prices of similar securities, or discounted cash flows approach that maximizes observable inputs such as current value measurement at the reporting date. These investments are not classified in the fair value hierarchy in accordance with guidance in ASU 2015-07.

Insurance contracts are valued in accordance with the terms of the applicable collective pension contract.

Cash equivalents consist primarily of money market and similar temporary investment funds. Cash equivalents are valued at closing prices reported in active markets.

The preceding methods may produce fair value measurements that are not indicative of net realizable value or reflective of future fair values. Although we believe the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

We expect to make net contributions between $8 million and $10 million to our pension plans in 2026, which are primarily associated with statutorily required plans in the International reportable segment.

For the 2025 beginning of the year measurement purposes (net periodic benefit expense), a 7.8% increase in the costs of covered health care benefits was assumed, decreasing by 0.3% for each successive year to 4.5% in 2034 and thereafter. For the 2025 end of the year measurement purposes (benefit obligation), an 8.0% increase in the costs of covered health care benefits was assumed, decreasing by approximately 0.4% for each successive year to 4.5% in 2035 and thereafter.

Expense for defined contribution pension plans was $14.1 million in 2025, $13.6 million in 2024 and $13.4 million in 2023.

Estimated pension benefits to be paid under our defined benefit pension plans during the next five years are $31.2 million in 2026, $31.7 million in 2027, $32.2 million in 2028, $32.8 million in 2029 and $33.6 million in 2030, and an aggregated $174.4 million for the five years thereafter. Estimated other post-retirement benefits to be paid during the next five years are $2.0 million in 2026, $2.1 million in 2027, $2.1 million in 2028, $2.1 million in 2029, $2.2 million in 2030, and an aggregated $9.1 million for the five years thereafter.

## Note 17—Other Income, Net

| (In thousands) | Year ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Components of net periodic benefit income other than service cost (Note 16) | $ 20,339 | $ 16,091 | $ 14,107 |
| Interest income [a] | 5,861 | 7,019 | 8,184 |
| Rental income | 1,389 | 65 | 63 |
| Loss on asset write-down and dispositions, net | (1,408) | (819) | (173) |
| Other, net | 198 | 362 | (80) |
| Total other income, net | $ 26,379 | $ 22,718 | $ 22,101 |

[a] Primarily interest earned on cash balances

## Note 18—Leases

As a lessee, we have various operating lease agreements primarily related to real estate, vehicles and office and plant equipment. The components of lease expense were as follows:

| (In millions, except percentage and year amounts) | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2025 | | 2024 | |
| Lease cost: | | | | |
| Operating lease cost recognized as rent expense | $ | 16.0 | $ | 13.7 |
| Total lease cost | $ | 16.0 | $ | 13.7 |
| | | | | |
| | Other Information | | | |
| Cash paid for amounts included in the measurement of lease liabilities: | | | | |
| Operating cash flows related to operating leases | $ | 16.1 | $ | 13.5 |
| Non-cash other information: | | | | |
| Right-of-use assets obtained in exchange for new operating lease liabilities | $ | 10.0 | $ | 12.2 |
| Right-of-use assets obtained in acquisitions | | 0.8 | | — |
| | | | | |
| | December 31, | | | |
| | 2025 | | 2024 | |
| Weighted-average remaining lease term (in years): | | | | |
| Operating leases | | 10 | | 11 |
| Weighted-average discount rate: | | | | |
| Operating leases | | 3.97 % | | 3.81 % |

Rent expense was $16.0 million, $13.7 million and $12.0 million in 2025, 2024 and 2023, respectively. We did not have any lease transactions with related parties. We did not have any significant leases not yet commenced.

At December 31, 2025, future lease payments under operating leases were as follows:

| (In millions) | Operating Leases | |
| --- | --- | --- |
| 2026 | $ | 15.2 |
| 2027 | | 11.9 |
| 2028 | | 9.3 |
| 2029 | | 7.0 |
| 2030 | | 4.5 |
| After 2030 | | 21.4 |
| | $ | 69.3 |
| Less:  Imputed interest | | 9.9 |
| Present value of operating lease liabilities | | 59.4 |
| Less:  Current portion operating lease liabilities[a] | | 13.2 |
| Noncurrent operating lease liabilities | $ | 46.2 |

[a] Included in Other current liabilities on the Consolidated Balance Sheets.

**Note 19—Derivative Financial Instruments**

As part of our currency exchange rate risk management strategy, we enter into certain derivative foreign currency forward contracts that do not meet the U.S. GAAP criteria for hedge accounting but have the impact of partially offsetting certain foreign currency exposures. We account for these forward contracts at fair value and report the related gains or losses in currency exchange losses, net, in the Consolidated Statements of Income. At December 31, 2025, the notional amount of open foreign currency exchange forward contracts not designated as hedging instruments was $113.4 million and there were no unrealized gains/losses on these contracts. All open foreign currency exchange forward contracts not designated as hedging instruments will mature during the first quarter of 2026.

We also use derivative foreign currency forward contracts to manage exposure to foreign exchange currency risks arising from forecasted transactions. These instruments meet the U.S. GAAP criteria for hedge accounting and are accounted for under ASC 815, *Derivatives and Hedging*. For hedges of forecasted transactions, significant characteristics and expected terms of a forecasted transaction are specifically identified, and it is probable that each forecasted transaction will occur. If it is deemed probable the forecasted transaction will not occur, then the gain or loss would be recognized immediately into net income. At December 31, 2025, the notional amount of open foreign currency exchange forward contracts designated as cash flow hedges was $31.6 million. See Note 7—Reclassifications Out of Accumulated Other Comprehensive Loss for information on unrealized loss deferred in Accumulated other comprehensive loss until the transactions related to these cash flow hedges affect earnings. Fair values of these contracts are derived using quoted forward foreign exchange prices to interpolate values of outstanding trades at the reporting date based on their maturities. All open foreign currency exchange forward contracts designated as cash flow hedges outstanding at will mature by December 2026.

The following table presents the Consolidated Balance Sheets location and fair value of assets and liabilities associated with derivative financial instruments:

| | | December 31, | | |
|---|---|---|---|---|
| (In thousands) | | 2025 | | 2024 |
| Derivatives not designated as hedging instruments: | | | | |
| Foreign exchange contracts: prepaid expenses and other current assets | $ | — | $ | 175 |
| Foreign exchange contracts: other current liabilities | $ | 392 | $ | 1,111 |
| | | | | |
| Derivatives designated as cash flow hedges: | | | | |
| Foreign exchange contracts: prepaid expenses and other current assets | $ | 105 | $ | — |
| Foreign exchange contracts: other current liabilities | $ | 320 | $ | — |

The following table presents the amount and classification of the (gains) losses associated with derivative financial instruments within the Consolidated Statements of Income and Consolidated Statements of Cash Flows:

| | | Year ended December 31, | | |
|---|---|---|---|---|
| | | 2025 | | 2024 |
| Derivatives not designated as hedging instruments: | | | | |
| Foreign exchange contracts: currency exchange losses, net | $ | (4,370) | $ | 9,139 |

As of December 31, 2025, we expect approximately $0.2 million of net losses currently in Accumulated other comprehensive loss to be reclassified into net income within the next 12 months as forecasted transactions occur.

## Note 20—Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are:

Level 1—Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3—Unobservable inputs for the asset or liability.

The valuation methodologies we used to measure financial assets and liabilities were limited to the pension plan assets and the derivative financial instruments described in Note 16—Pensions and Other Post-retirement Benefits and Note 19—Derivative Financial Instruments, respectively. Valuations of these financial assets and liabilities may reflect assumptions about financial markets which may change based on economic conditions. See Note 16 for the fair value hierarchy classification of pension plan assets. We estimate the fair value of the derivative financial instruments, consisting of foreign currency forward contracts, based upon valuation models with inputs that generally can be verified by observable market conditions and do not involve significant management judgment. Accordingly, the fair values of the derivative financial instruments are classified within Level 2 of the fair value hierarchy. With the exception of our fixed rate long-term debt, we believe that the reported carrying amounts of our remaining financial assets and liabilities approximate their fair values.

The reported carrying amount of fixed rate long-term debt, including the current portion of long-term debt, was $299.3 million and $303.5 million at December 31, 2025, and 2024, respectively. The fair value of this debt was $272.5 million and $266.4 million at December 31, 2025, and 2024, respectively. The fair value of this debt was determined using Level 2 inputs by evaluating similarly rated companies with publicly traded bonds where available or current borrowing rates available for financings with similar terms and maturities.

## Note 21—Contingencies

### Product liability

The Company and its subsidiaries face an inherent business risk of exposure to product liability claims arising from the alleged failure of our products to prevent the types of personal injury or death against which they are designed to protect.

*Single incident product liability claims.* Single incident product liability claims involve incidents of short duration that are typically known when they occur and involve observable injuries, which provide an objective basis for quantifying damages. Management has established reserves for the single incident product liability claims of the Company's various subsidiaries, including asserted single incident product liability claims and incurred but not reported ("IBNR") single incident claims. To determine the reserves, Management makes reasonable estimates of losses for single incident claims based on the number and characteristics of asserted claims, historical experience, sales volumes, expected settlement costs, and other relevant information.

*Cumulative trauma product liability claims.* Cumulative trauma product liability claims involve alleged exposures to harmful substances (e.g., silica, asbestos and coal dust) that occurred years ago and may have developed over long periods of time into diseases such as silicosis, asbestosis, mesothelioma, or coal worker's pneumoconiosis. A former subsidiary of the Company, Mine Safety Appliances Company, LLC ("MSA LLC"), which was divested as described below, has been named as a defendant in various lawsuits related to such claims. These lawsuits mainly involve respiratory protection products allegedly manufactured and sold by MSA LLC or its predecessors.

On January 5, 2023, the Company entered into a membership interest purchase agreement (the "Purchase Agreement") with a joint venture between R&Q Insurance Holdings Ltd. and Obra Capital, Inc. (the "Purchaser"). Under the Purchase Agreement, on January 5, 2023, the Company transferred to the Purchaser all of the issued and outstanding limited liability company interests of MSA LLC (the "Sale"). In connection with the closing, the Company contributed $341.2 million in cash and cash equivalents, while the Purchaser contributed an additional $35.0 million.

As MSA LLC was the obligor for the claims to which the Company's legacy cumulative trauma product liability reserves relate and the policyholder of the related insurance assets, the rights and obligations related to these items remained with MSA LLC when it transferred to the Purchaser's ownership pursuant to the Purchase Agreement. In addition, pursuant to the Purchase Agreement, the Purchaser and MSA LLC have agreed to indemnify the Company and its affiliates for legacy cumulative trauma product liabilities and other product liabilities, and a subsidiary of the Company has agreed to indemnify MSA LLC for all other historical liabilities of MSA LLC. This indemnification is not subject to any cap or time limitation. In connection with the Sale, the Company and its Board of Directors received a solvency opinion from an independent advisory firm that MSA LLC was solvent and adequately capitalized after giving effect to the transaction.

Following the completion of the transaction, the Company no longer has any obligation with respect to pending and future cumulative trauma product liability claims relating to these matters. As such, all legacy cumulative trauma product liability reserves, related insurance assets, and associated deferred tax assets of the divested subsidiary were derecognized from our balance sheet and the Company incurred a tax-effected loss on the divestiture of MSA LLC of $199.6 million, including transaction related costs of $5.6 million. The Purchaser assumed management of the divested subsidiary, including the management of its claims and associated assets.

Below is a summary of the impact of the divestiture of MSA LLC on our Consolidated Statements of Income for the year ended December 31, 2023:

| (In millions) | Year Ended December 31, 2023 |
|---|---:|
| Cash and cash equivalents | $ (341.2) |
| Current insurance receivables | (17.3) |
| Notes receivable, insurance companies | (5.9) |
| Noncurrent insurance receivables | (110.3) |
| Notes receivable, insurance companies, noncurrent | (38.7) |
| Current product liability | 65.1 |
| Noncurrent product liability | 324.7 |
| Loss on divestiture of MSA LLC before transaction costs | (123.6) |
| Transaction costs | (5.6) |
| Loss on divestiture of MSA LLC | (129.2) |
| Income tax expense [a] | (70.4) |
| Tax-effected loss on divestiture of MSA LLC | $ (199.6) |

[a] Related to the write-off of deferred tax asset related to product liability reserve

## Other Litigation

Globe, a subsidiary of the Company, is defending claims in which plaintiffs assert that certain products allegedly containing per- and polyfluoroalkyl substances ("PFAS") have caused harm, including injury or health issues. PFAS are a large class of substances that are widely used in everyday products. Specifically, Globe builds firefighter turnout gear from technical fabrics sourced from a small pool of specialty textile manufacturers. These protective fabrics have been tested and certified to meet current National Fire Protection Association safety standards, and some of them as supplied to Globe contain or historically have contained PFAS to achieve performance characteristics such as water, oil, or chemical resistance.

Globe believes it has valid defenses to these claims. These matters are at a very early stage with numerous factual and legal issues to be resolved. Defense costs relating to these lawsuits are recognized in the Consolidated Statements of Income as incurred. Globe is also pursuing insurance coverage and indemnification related to the lawsuits. As of February 4, 2026, Globe was named as a defendant in approximately 1,288 lawsuits comprised of about 22,090 claims based on a largely common set of assertions, predominantly styled as individual personal injury claims and including several putative class actions. Certain of these lawsuits include MSA Safety Inc. or other Globe affiliates as defendants.

MSA LLC is also a defendant in a number of PFAS lawsuits predominantly relating to Aqueous Film-Forming Foam. The Purchaser assumed responsibility for these and any similar future claims specific to MSA LLC, including such claims that have been or may be brought against MSA Safety Inc. or its subsidiaries, under the terms of the Purchase Agreement governing the Company's January 5, 2023, divestiture of MSA LLC. Further information about the transaction can be found in the Company's Current Report on Form 8-K filed on January 6, 2023.

## Product Warranty

The Company provides warranties on certain product sales. Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized, or in the period that a specific issue arises as to the functionality of the Company's product. The determination of such reserves requires the Company to make estimates of product return rates and expected costs to repair or to replace the products under warranty.

The amounts of the reserves are based on established terms and the Company's best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. If actual return rates and/or repair and replacement costs differ significantly from estimates, adjustments to recognize additional cost of sales may be required in future periods.

The following table reconciles the changes in the Company's accrued warranty reserve:

| | | December 31, | | | | |
|---|---|---|---|---|---|---|
| (In thousands) | | 2025 | | 2024 | | 2023 |
| Beginning warranty reserve | $ | 13,724 | $ | 14,288 | $ | 15,230 |
| Warranty payments | | (15,129) | | (11,802) | | (9,794) |
| Warranty claims, current | | 12,922 | | 10,684 | | 9,128 |
| Warranty claims, preexisting | | 82 | | 765 | | (614) |
| Currency translation and other adjustments | | 265 | | (211) | | 338 |
| Ending warranty reserve | $ | 11,864 | $ | 13,724 | $ | 14,288 |

Warranty expense for the years ended December 31, 2025, 2024 and 2023 was $13.0 million, $11.2 million and $8.9 million, respectively, and is included in Costs of products sold on the Consolidated Statements of Income.

## Note 22—Quarterly Financial Information (Unaudited)

| | | 2025 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Quarters | | | | | | | | |
| (In thousands, except per share amounts) | | 1st | | 2nd | | 3rd | | 4th | | Year |
| Net sales | $ | 421,340 | $ | 474,116 | $ | 468,445 | $ | 510,913 | | $1,874,814 |
| Gross profit | | 193,395 | | 220,710 | | 217,616 | | 239,392 | | 871,113 |
| Net income | | 59,605 | | 62,773 | | 69,613 | | 86,933 | | 278,924 |
| | | | | | | | | | | |
| Earnings per share[1] | | | | | | | | | | |
| Basic | $ | 1.51 | $ | 1.60 | $ | 1.78 | $ | 2.22 | $ | 7.11 |
| Diluted | | 1.51 | | 1.59 | | 1.77 | | 2.21 | | 7.09 |

| | | 2024 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Quarters | | | | | | | | |
| (In thousands, except earnings per share) | | 1st | | 2nd | | 3rd | | 4th | | Year |
| Net sales | $ | 413,302 | $ | 462,463 | $ | 432,679 | $ | 499,696 | | $1,808,140 |
| Gross profit | | 195,531 | | 223,029 | | 207,456 | | 234,429 | | 860,445 |
| Net income | | 58,139 | | 72,234 | | 66,648 | | 87,946 | | 284,967 |
| | | | | | | | | | | |
| Earnings per share[1] | | | | | | | | | | |
| Basic | $ | 1.48 | $ | 1.83 | $ | 1.69 | $ | 2.23 | $ | 7.24 |
| Diluted | | 1.47 | | 1.83 | | 1.69 | | 2.22 | | 7.21 |

[1] Per share amounts are calculated independently for each period presented; therefore, the sum of the quarterly per share amounts may not equal the per share amounts for the year.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**Item 9A. Controls and Procedures**

(a) *Evaluation of disclosure controls and procedures.* Based on their evaluation as of the end of the period covered by this Form 10-K, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including the principal executive officer and principle financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management has excluded M&C, which represented approximately 10% and 15% of the Company's total assets and net assets as of December 31, 2025, and 2% and (2%) of total sales and net income for the year ended December 31, 2025, from its assessment of internal control over financial reporting as of December 31, 2025, because they were acquired by the Company in a purchase business combination in the second quarter of 2025. The entity is wholly-owned by MSA.

(b) *Changes in internal control.* There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

See Item 8. Financial Statements and Supplementary Data—"Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm."

**Item 9B. Other Information**

During the three months ended December 31, 2025, no director or officer of the Company, nor the Company itself, adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

None.

**PART III**

## Item 10. Directors, Executive Officers and Corporate Governance

## Item 11. Executive Compensation

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

## Item 13. Certain Relationships and Related Transactions, and Director Independence

## Item 14. Principal Accountant Fees and Services

With respect to this Part III, incorporated by reference herein pursuant to Rule 12b—23 are (1) "Election of Directors," (2) "Executive Compensation," (3) "Corporate Governance Matters," (4) "Stock Ownership," and (5) "Selection of Independent Registered Public Accounting Firm," appearing in the Proxy Statement filed pursuant to Regulation 14A in connection with the registrant's Annual Meeting of Shareholders to be held on May 8, 2026. The information appearing in such Proxy Statement under the caption "Audit Committee Report" and the other information appearing in such Proxy Statement and not specifically incorporated by reference herein is not incorporated herein. As to Item 10 above, also see the information reported in Part I of this Form 10-K, under the caption "Information about our Executive Officers," which is incorporated herein by reference. As to Item 10 above, the Company has adopted a Code of Ethics applicable to its principal executive officer, principal financial officer and principal accounting officer and other Company officials. The text of the Code of Ethics is available on the Company's website at *www.MSAsafety.com*. Any amendment to, or waiver of, a required provision of the Code of Ethics that applies to the Company's principal executive, financial or accounting officer will also be posted on the Company's Internet site at that address.

As to Item 12 above, the following table sets forth information as of December 31, 2025, concerning common stock issuable under the Company's equity compensation plans.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 2,217 | $ 48.30 | 1,745,669 * |
| Equity compensation plans not approved by security holders | None | — | None |
| Total | 2,217 | 48.30 | 1,745,669 |

*Includes 1,612,699 shares available for issuance under the 2023 Management Equity Incentive Plan, 79,844 shares available for issuance under the 2024 Non-Employee Directors' Equity Incentive Plan, and 53,126 shares available for issuance under the 2014 MSA Employee Stock Purchase Plan.*

## PART IV

**Item 15. Exhibits and Financial Statement Schedules**

(a) 1. Financial Statements and Report of Independent Registered Public Accounting Firm (see Part II, Item 8 of this Form 10-K).

The following information is filed as part of this Form 10-K.

| | Page |
|---|---|
| Management's Report on Responsibility for Financial Reporting and Management's Report on Internal Control Over Financial Reporting | 35 |
| Report of Independent Registered Public Accounting Firm (PCAOB ID: 42) | 36 |
| Consolidated Statements of Income—three years ended December 31, 2025 | 39 |
| Consolidated Statements of Comprehensive Income—three years ended December 31, 2025 | 40 |
| Consolidated Balance Sheets—December 31, 2025 and 2024 | 41 |
| Consolidated Statements of Cash Flows—three years ended December 31, 2025 | 42 |
| Consolidated Statements of Changes in Retained Earnings and Accumulated Other Comprehensive Income—three years ended December 31, 2025 | 43 |
| Notes to Consolidated Financial Statements | 44 |

(a) 2. The following additional financial information for the three years ended December 31, 2025, is filed with the report and should be read in conjunction with the above financial statements:

Schedule II—Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable, not material or the required information is shown in the consolidated financial statements and consolidated notes to the financial statements listed above.

(a) 3. Exhibits

Several of the following exhibits are incorporated herein by reference under Rule 12b-32 of the Securities Exchange Act of 1934, as amended, as indicated next to the name of the exhibit. Several other instruments, which would otherwise be required to be listed below, have not been so listed because those instruments do not authorize securities in an amount that exceeds 10% of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant agrees to furnish a copy of any instrument that was so omitted on that basis to the Commission upon request.

| | |
|---|---|
| 3(i) | Amended and restated Articles of Incorporation, filed as Exhibit 3.1 to Form 8-K on March 7, 2014, is incorporated herein by reference. |
| 3(ii) | Amended and restated By-laws of the registrant, filed as Exhibit 3.1 to Form 8-K on November 2, 2023, is incorporated herein by reference. |
| 4(d) | Description of MSA Safety Incorporated Securities Registered under Section 12 of the Securities Exchange Act of 1934, as amended, filed as Exhibit 4(d) to Form 10-K on February 20, 2020, is incorporated herein by reference. |
| 10(a)* | MSA Safety Incorporated Amended and Restated 2016 Management Equity Incentive Plan, filed as Appendix A to the registrant's definitive proxy statement dated March 31, 2016, is incorporated herein by reference. |
| 10(b)* | Retirement Plan for Directors, as amended effective April 1, 2001, filed as Exhibit 10(a) to Form 10-Q on May 10, 2006, is incorporated herein by reference. |
| 10(c)* | Supplemental Pension Plan as of May 5, 1998, filed as Exhibit 10(d) to Form 10-Q on August 12, 2003, is incorporated herein by reference. |
| 10(d)* | Supplemental Pension Plan as amended and restated effective January 1, 2005, filed as Exhibit 10.3 to Form 10-Q on April 30, 2009, is incorporated herein by reference. |
| 10(e)* | 2024 Non-Employee Directors' Equity Incentive Plan, filed as Exhibit A to the registrant's definitive proxy statement dated March 28, 2024, is incorporated herein by reference. |
| 10(f)* | MSA Safety, Inc. Executive Incentive Plan as of January 1, 2023, filed as Exhibit 10(g) to Form 10-K on February 16, 2024, is incorporated by reference. |

| 10(g)* | Supplemental Executive Retirement Plan, effective January 1, 2008, filed as Exhibit 10.2 to Form 10-Q on April 30, 2009, is incorporated herein by reference. |
|---|---|
| 10(h)* | Form of Change-in-Control Severance Agreement between the registrant and its executive officers, filed as Exhibit 10.1 to Form 10-Q on April 30, 2009, is incorporated herein by reference. |
| 10(i)* | 2003 Supplemental Savings Plan, effective January 1, 2003, filed as Exhibit 10(k) to Form 10-K on February 24, 2014, is incorporated herein by reference. |
| 10(j)* | 2005 Supplemental Savings Plan, as amended and restated, effective June 1, 2022, filed as Exhibit 10(k) to Form 10-K on February 16, 2023, is incorporated herein by reference. |
| 10(k)* | MSA Safety Incorporated Amended and Restated 2023 Management Equity Incentive Plan, filed as Appendix A to the registrant's definitive proxy statement dated March 30, 2023, is incorporated herein by reference. |
| 10(l)* | Form of MSA Safety Incorporated 2023 Management Equity Incentive Plan Performance Stock Unit agreement between the registrant and its executive officers, filed as Exhibit 10(l) to Form 10-K on February 14, 2025, is incorporated herein by reference. |
| 10(m)* | Form of MSA Safety Incorporated 2023 Management Equity Incentive Plan Restricted Stock Unit agreement between the registrant and its executive officers, filed as Exhibit 10(m) to Form 10-K on February 14, 2025, is incorporated herein by reference. |
| 10(n)* | Form of MSA Safety Incorporated 2024 Non-Employee Directors' Equity Incentive Plan Restricted Stock agreement between the registrant and Non-employee Directors', filed as Exhibit 10(n) to Form 10-K on February 14, 2025, is incorporated herein by reference. |
| 10(o)* | 2019 MSA Safety Incorporated Deferred Compensation Program for Non-employee Directors', filed as Exhibit 10(o) to Form 10-K on February 14, 2025, is incorporated herein by reference. |
| 10(p) | Fifth Amended and Restated Credit Agreement dated as of April 1, 2025 by and among the Company, the other Borrowers party thereto, various Company subsidiaries, as guarantors, various financial institutions, as lenders, and PNC Bank, National Association, as administrative agent, filed as Exhibit 10.1 to Form 8-K on April 4, 2025, is incorporated herein by reference. |
| 10(q) | Third Amended and Restated Multi-Currency Note Purchase and Private Shelf Agreement dated July 1, 2021 with PGIM, Inc. and the noteholders party thereto, filed as Exhibit 10.1 to Form 8-K/A on July 16, 2021, is incorporated herein by reference. |
| 10(r) | Second Amended and Restated Master Note Facility dated as of July 1, 2021 with NYL Investors LLC and the noteholders party thereto, filed as Exhibit 10.2 to Form 8-K/A on July 16, 2021, is incorporated herein by reference. |
| 10(s) | Amendment No. 1 and Consent to Third Amended and Restated Multicurrency Note Purchase and Private Shelf Agreement, dated as of December 30, 2022, among MSA Safety Incorporated, each of the Guarantors signatory hereto, PGIM, INC. and each of the holders of Notes, filed as Exhibit 10.4 to Form 8-K on January 6, 2023, is incorporated herein by reference. |
| 10(t) | Amendment No. 2 to Third Amended and Restated Multicurrency Note Purchase and Private Shelf Agreement, dated as of June 29, 2023, among MSA Safety Incorporated, each of the Guarantors signatory hereto, PGIM, INC. and each of the holders of Notes, is filed herewith. |
| 10(u) | Amendment No. 3 to Third Amended and Restated Multicurrency Note Purchase and Private Shelf Agreement, dated as of July 1, 2024, among MSA Safety Incorporated, each of the Guarantors signatory hereto, PGIM, INC. and each of the holders of Notes, is filed herewith. |
| 10(v) | Amendment No. 4 to Third Amended and Restated Multicurrency Note Purchase and Private Shelf Agreement, dated as of April 1, 2025, by and among the Company, various Company subsidiaries as guarantors, PGIM, Inc. and each of the noteholders party thereto, filed as Exhibit 10.2 to Form 8-K on April 4, 2025, is incorporated herein by reference. |
| 10(w) | Amendment No. 1 and Consent to Second Amended and Restated Master Note Facility, dated as of December 30, 2022, among MSA Safety Incorporated, each of the Guarantors signatory hereto, NYL Investors LLC and each of the holders of Notes, filed as Exhibit 10.5 to Form 8-K on January 6, 2023, is incorporated herein by reference. |
| 10(x) | Amendment No. 2 to Second Amended and Restated Master Note Facility, dated as of June 29, 2023, among MSA Safety Incorporated, each of the Guarantors signatory hereto, NYL Investors LLC and each of the holders of Notes, is filed herewith. |

| 10(y) | Amendment No. 3 to Second Amended and Restated Master Note Facility, dated as of July 1, 2024, among MSA Safety Incorporated, each of the Guarantors signatory hereto, NYL Investors LLC and each of the holders of Notes, is filed herewith. |
| --- | --- |
| 10(z) | Amendment No. 4 to Second Amended and Restated Master Note Facility, dated as of April 1, 2025, by and among the Company, various Company subsidiaries as guarantors, NYL Investors LLC and each of the noteholders party thereto, filed as Exhibit 10.3 to Form 8-K on April 4, 2025, is incorporated herein by reference. |
| 19 | MSA Safety Incorporated Global Insider Trading Policy filed as Exhibit 19 to Form 10-K on February 14, 2025, is incorporated herein by reference. |
| 21 | Affiliates of the registrant is filed herewith. |
| 23 | Consent of Ernst & Young LLP, independent registered public accounting firm is filed herewith. |
| 31.1 | Certification of Steven C. Blanco pursuant to Rule 13a-14(a) is filed herewith. |
| 31.2 | Certification of Julie A. Beck pursuant to Rule 13a-14(a) is filed herewith. |
| 32 | Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C.§1350 is filed herewith. |
| 97 | MSA Safety Incorporated Mandatory Recoupment Policy filed as Exhibit 97 to Form 10-K on February 16, 2023 is incorporated herein by reference. |
| 101.INS | XBRL Instance Document |
| 101.SCH | XBRL Taxonomy Extension Schema Document |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase Document |

*The exhibits marked by an asterisk are management contracts or compensatory plans or arrangements.*

**Item 16. Form 10-K Summary**

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**MSA SAFETY INCORPORATED**

| February 12, 2026 | By | /s/ STEVEN C. BLANCO |
|---|---|---|
| (Date) | | Steven C. Blanco |
| | | President and Chief Executive Officer |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ STEVEN C. BLANCO<br>Steven C. Blanco | President and Chief Executive Officer (Principal Executive Officer) | February 12, 2026 |
| /s/ JULIE A. BECK<br>Julie A. Beck | Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer) | February 12, 2026 |
| /s/ JONATHAN D. BUCK<br>Jonathan D. Buck | Chief Accounting Officer and Controller (Principal Accounting Officer) | February 12, 2026 |
| /s/ ROBERT A. BRUGGEWORTH<br>Robert A. Bruggeworth | Director | February 12, 2026 |
| /s/ GREGORY B. JORDAN<br>Gregory B. Jordan | Director | February 12, 2026 |
| /s/ WILLIAM M. LAMBERT<br>William M. Lambert | Director | February 12, 2026 |
| /s/ DIANE M. PEARSE<br>Diane M. Pearse | Director | February 12, 2026 |
| /s/ SANDRA L. PHILLIPS<br>Sandra L. Phillips | Director | February 12, 2026 |
| /s/ LUCA SAVI<br>Luca Savi | Director | February 12, 2026 |
| /s/ WILLIAM R. SPERRY<br>William R. Sperry | Director | February 12, 2026 |
| /s/ NISHAN J. VARTANIAN<br>Nishan J. Vartanian | Director | February 12, 2026 |

**MSA SAFETY INCORPORATED**

**VALUATION AND QUALIFYING ACCOUNTS**

**THREE YEARS ENDED DECEMBER 31, 2025**

| | | 2025 | | 2024 | | 2023 |
|---|---|---|---|---|---|---|
| | | | *(In thousands)* | | | |
| Allowance for credit loss: | | | | | | |
| Balance at beginning of year | $ | 8,047 | $ | 7,065 | $ | 6,769 |
| Additions— | | | | | | |
| Charged to costs and expenses | | 3,478 | | 2,627 | | 1,899 |
| Deductions— | | | | | | |
| Deductions from reserves, net (1)(2) | | 1,239 | | 1,645 | | 1,603 |
| Balance at end of year | $ | 10,286 | $ | 8,047 | $ | 7,065 |
| Income tax valuation allowance: | | | | | | |
| Balance at beginning of year | $ | 4,815 | $ | 9,671 | $ | 10,017 |
| Additions— | | | | | | |
| Charged to costs and expenses (3) | | 1,454 | | 1,113 | | 2,673 |
| Deductions— | | | | | | |
| Deductions from reserves (3) | | 1,805 | | 5,969 | | 3,019 |
| Balance at end of year | $ | 4,464 | $ | 4,815 | $ | 9,671 |

(1) Bad debts written off, net of recoveries.

(2) Activity for 2025, 2024 and 2023 includes currency translation gains of $239, $1,408 and $1,368, respectively.

(3) Activity for 2025, 2024 and 2023 includes currency translation gains of $156, $218 and $16, respectively.

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# Board of Directors and Executive Leadership Team

## Board of Directors

(As of March 26, 2026)

**Steven C. Blanco**

President and Chief Executive Officer

**Robert A. Bruggeworth** *(1) (3) (5)*

President and Chief Executive Officer, Qorvo, Inc. (high-performance RF components and compound semiconductors manufacturer); Director, Qorvo, Inc.

**Gregory B. Jordan** *(3) (4) (5)*

Vice Chair, The PNC Financial Services Group, Inc. (financial services provider), serving in a part-time advisory role

**William M. Lambert** *(4)*

Retired (2018); formerly Chief Executive Officer and Chairman of the Company; Chairman, Kennametal, Inc.

**Diane M. Pearse** *(2) (4)*

Retired (February 2022); formerly Chief Executive Officer and President, Hickory Farms, LLC

**Sandra L. Phillips** *(2) (4) (5)*

Senior Vice President, Chief Legal Officer, Corporate Secretary and Chief Sustainability Officer, Toyota Motor North America, Inc. (automobile manufacturer and seller); Director, Globe Life Inc.

**Luca Savi** *(3)*

Chief Executive Officer and President, ITT Inc. (manufacturer of critical components and customized technology solutions); Director, ITT Inc.

**William R. Sperry** *(2)*

Executive Vice President, Hubbell Incorporated (international manufacturer of quality electrical and electronic products)

**Nishan J. Vartanian**

Non-Executive Chairman; Retired (2024); formerly Chief Executive Officer of the Company; Director, Koppers Holdings, Inc.

*(1) Lead Independent Director*
*(2) Member of the Audit Committee*
*(3) Member of the Compensation and Talent Management Committee*
*(4) Member of the Law Committee*
*(5) Member of the Nominating and Corporate Governance Committee*

## Executive Leadership Team

(As of March 26, 2026)

**Steven C. Blanco**

President and Chief Executive Officer

**Julie A. Beck**

Senior Vice President, Chief Financial Officer and Treasurer

**David J. Howells**

Senior Vice President and President, MSA International

**Vitor Kiem**

Vice President and President, APAC Business

**Gustavo E. Lopez**

Vice President, Product Strategy and Development

**Richard W. Roda**

Vice President, Secretary and Chief Legal Officer

**Jose M. Sanchez**

Vice President and President, EMEA Business

**Stephanie L. Sciullo**

Senior Vice President and President, MSA Americas

**Heiko Will**

Chief Information Officer

**Glennis A. Williams**

Vice President, Chief Human Resources Officer and Global Business Services

## Section 302 Certifications and NYSE CEO Certification

In June 2025, the Company's Chief Executive Officer submitted to the New York Stock Exchange the annual certification as to compliance with the Exchange's Corporate Governance Listing Standards required by Section 303A.12(a) of the Exchange's Listed Company Manual. The certification was unqualified.

The Company's reports filed with the Securities and Exchange Commission during the past year, including the Form 10-K for the year ended December 31, 2025, have contained the certifications of the Company's Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosure required by Section 302 of the Sarbanes-Oxley Act.

## Shareholders' Inquiries

Additional copies of the Company's 2025 Annual Report, including Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by shareholders after March 26, 2026. Printed and electronic versions are available. Requests should be directed to the Chief Financial Officer, who can be reached at one of the following:

Phone: 724-741-8221
Internet: www.MSAsafety.com
U.S. Mail: MSA
Chief Financial Officer
1000 Cranberry Woods Drive
Cranberry Township, PA 16066



1000 Cranberry Woods Drive

Cranberry Township, PA 16066

724-776-8600

www.MSAsafety.com